As filed with the Securities and Exchange Commission on April 29, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GOOGLE INC.

(Exact name of Registrant as specified in its charter)

Delaware	7375	77-0493581
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 623-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eric Schmidt

Chief Executive Officer

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 623-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. David J. Segre, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	David C. Drummond, Esq. Jeffery L. Donovan, Esq. Anna Itoi, Esq. Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043 (650) 623-4000	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Class A common stock, par value $0.001 per share	$2,718,281,828	$344,406.31

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with to Rule 457(o) promulgated under the Securities Act of 1933.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Dated April 29, 2004

         Shares

Class A Common Stock

Google Inc. is offering                      shares of Class A common stock and the selling stockholders are offering                      shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

We expect to apply to list our Class A common stock on either the New York Stock Exchange or the Nasdaq National Market under the symbol “        .”

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 4.

Price $         A Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Google	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Google has granted the underwriters the right to purchase up to an additional                      shares to cover over-allotments.

The price to the public and allocation of shares will be determined primarily by an auction process. As part of this auction process, we are attempting to assess the market demand for our Class A common stock and to set the size and price to the public of this offering to meet that demand. Buyers hoping to capture profits shortly after our Class A common stock begins trading may be disappointed. The method for submitting bids and a more detailed description of this process are included in “Auction Process” beginning on page 25.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

It is expected that the shares will be delivered to purchasers on or about         , 2004.

Morgan Stanley	Credit Suisse First Boston

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of shares. Except where the context requires otherwise, in this prospectus, the “Company,” “Google,” “we,” “us” and “our” refer to Google Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the U.S.; therefore, individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

Until                     , 2004, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

LETTER FROM THE FOUNDERS

“AN OWNER’S MANUAL” FOR GOOGLE’S SHAREHOLDERS1

INTRODUCTION

Google is not a conventional company. We do not intend to become one. Throughout Google’s evolution as a privately held company, we have managed Google differently. We have also emphasized an atmosphere of creativity and challenge, which has helped us provide unbiased, accurate and free access to information for those who rely on us around the world.

Now the time has come for the company to move to public ownership. This change will bring important benefits for our employees, for our present and future shareholders, for our customers, and most of all for Google users. But the standard structure of public ownership may jeopardize the independence and focused objectivity that have been most important in Google’s past success and that we consider most fundamental for its future. Therefore, we have designed a corporate structure that will protect Google’s ability to innovate and retain its most distinctive characteristics. We are confident that, in the long run, this will bring Google and its shareholders, old and new, the greatest economic returns. We want to clearly explain our plans and the reasoning and values behind them. We are delighted you are considering an investment in Google and are reading this letter.

Sergey and I intend to write you a letter like this one every year in our annual report. We’ll take turns writing the letter so you’ll hear directly from each of us. We ask that you read this letter in conjunction with the rest of this prospectus.

SERVING END USERS

Sergey and I founded Google because we believed we could provide a great service to the world—instantly delivering relevant information on any topic. Serving our end users is at the heart of what we do and remains our number one priority.

Our goal is to develop services that improve the lives of as many people as possible—to do things that matter. We make our services as widely available as we can by supporting over 97 languages and by providing most services for free. Advertising is our principal source of revenue, and the ads we provide are relevant and useful rather than intrusive and annoying. We strive to provide users with great commercial information.

We are proud of the products we have built, and we hope that those we create in the future will have an even greater positive impact on the world.

LONG TERM FOCUS

As a private company, we have concentrated on the long term, and this has served us well. As a public company, we will do the same. In our opinion, outside pressures too often tempt companies to sacrifice long-term opportunities to meet quarterly market expectations. Sometimes this pressure has caused companies to manipulate financial results in order to “make their quarter.” In Warren Buffett’s words, “We won’t ‘smooth’ quarterly or annual results: If earnings figures are lumpy when they reach headquarters, they will be lumpy when they reach you.”

If opportunities arise that might cause us to sacrifice short term results but are in the best long term interest of our shareholders, we will take those opportunities. We will have the fortitude to do this. We would request that our shareholders take the long term view.

Many companies are under pressure to keep their earnings in line with analysts’ forecasts. Therefore, they often accept smaller, but predictable, earnings rather than larger and more unpredictable returns. Sergey and I feel this is harmful, and we intend to steer in the opposite direction.

1 Much of this was inspired by Warren Buffett’s essays in his annual reports and his “An Owner’s Manual” to Berkshire Hathaway shareholders.

i

Google has had adequate cash to fund our business and has generated additional cash through operations. This gives us the flexibility to weather costs, benefit from opportunities and optimize our long term earnings. For example, in our ads system we make many improvements that affect revenue in both directions. These are in areas like end user relevance and satisfaction, advertiser satisfaction, partner needs and targeting technology. We release improvements immediately rather than delaying them, even though delay might give “smoother” financial results. You have our commitment to execute quickly to achieve long term value rather than making the quarters more predictable.

We will make decisions on the business fundamentals, not accounting considerations, and always with the long term welfare of our company and shareholders in mind.

Although we may discuss long term trends in our business, we do not plan to give earnings guidance in the traditional sense. We are not able to predict our business within a narrow range for each quarter. We recognize that our duty is to advance our shareholders’ interests, and we believe that artificially creating short term target numbers serves our shareholders poorly. We would prefer not to be asked to make such predictions, and if asked we will respectfully decline. A management team distracted by a series of short term targets is as pointless as a dieter stepping on a scale every half hour.

RISK VS REWARD IN THE LONG RUN

Our business environment changes rapidly and needs long term investment. We will not hesitate to place major bets on promising new opportunities.

We will not shy away from high-risk, high-reward projects because of short term earnings pressure. Some of our past bets have gone extraordinarily well, and others have not. Because we recognize the pursuit of such projects as the key to our long term success, we will continue to seek them out. For example, we would fund projects that have a 10% chance of earning a billion dollars over the long term. Do not be surprised if we place smaller bets in areas that seem very speculative or even strange. As the ratio of reward to risk increases, we will accept projects further outside our normal areas, especially when the initial investment is small.

We encourage our employees, in addition to their regular projects, to spend 20% of their time working on what they think will most benefit Google. This empowers them to be more creative and innovative. Many of our significant advances have happened in this manner. For example, AdSense for content and Google News were both prototyped in “20% time.” Most risky projects fizzle, often teaching us something. Others succeed and become attractive businesses.

We may have quarter-to-quarter volatility as we realize losses on some new projects and gains on others. If we accept this, we can all maximize value in the long term. Even though we are excited about risky projects, we expect to devote the vast majority of our resources to our main businesses, especially since most people naturally gravitate toward incremental improvements.

EXECUTIVE ROLES

We run Google as a triumvirate. Sergey and I have worked closely together for the last eight years, five at Google. Eric, our CEO, joined Google three years ago. The three of us run the company collaboratively with Sergey and me as Presidents. The structure is unconventional, but we have worked successfully in this way.

To facilitate timely decisions, Eric, Sergey and I meet daily to update each other on the business and to focus our collaborative thinking on the most important and immediate issues. Decisions are often made by one of us, with the others being briefed later. This works because we have tremendous trust and respect for each other and we generally think alike. Because of our intense long term working relationship, we can often predict differences of opinion among the three of us. We know that when we disagree, the correct decision is far from obvious. For important decisions, we discuss the issue with the larger team. Eric, Sergey and I run the company without any significant internal conflict, but with healthy debate. As different topics come up, we often delegate decision-making responsibility to one of us.

We hired Eric as a more experienced complement to Sergey and me to help us run the business. Eric was CTO of Sun Microsystems. He was also CEO of Novell and has a Ph.D. in computer science, a very unusual and important combination for Google given our scientific and technical culture. This partnership among the three of us has worked very well and we expect it to continue. The shared judgments and extra energy available from all three of us has significantly benefited Google.

Eric has the legal responsibilities of the CEO and focuses on management of our vice presidents and the sales organization. Sergey focuses on engineering and business deals. I focus on engineering and product management. All three of us devote considerable time to overall management of the company and other fluctuating needs. We are extremely fortunate to have talented management that has grown the company to where it is today—they operate the company and deserve the credit.

CORPORATE STRUCTURE

We are creating a corporate structure that is designed for stability over long time horizons. By investing in Google, you are placing an unusual long-term bet on the team, especially Sergey and me, and on our innovative approach.

We want Google to become an important and significant institution. That takes time, stability and independence. We bridge the media and technology industries, both of which have experienced considerable consolidation and attempted hostile takeovers.

In the transition to public ownership, we have set up a corporate structure that will make it harder for outside parties to take over or influence Google. This structure will also make it easier for our management team to follow the long term, innovative approach emphasized earlier. This structure, called a dual class voting structure, is described elsewhere in this prospectus.

The main effect of this structure is likely to leave our team, especially Sergey and me, with significant control over the company’s decisions and fate, as Google shares change hands. New investors will fully share in Google’s long term growth but will have less influence over its strategic decisions than they would at most public companies.

While this structure is unusual for technology companies, it is common in the media business and has had a profound importance there. The New York Times Company, the Washington Post Company and Dow Jones, the publisher of The Wall Street Journal, all have similar dual class ownership structures. Media observers frequently point out that dual class ownership has allowed these companies to concentrate on their core, long-term interest in serious news coverage, despite fluctuations in quarterly results. The Berkshire Hathaway company has applied the same structure, with similar beneficial effects. From the point of view of long-term success in advancing a company’s core values, the structure has clearly been an advantage.

Academic studies have shown that from a purely economic point of view, dual class structures have not harmed the share price of companies. The shares of each of our classes have identical economic rights and differ only as to voting rights.

Google has prospered as a private company. As a public company, we believe a dual class voting structure will enable us to retain many of the positive aspects of being private. We understand some investors do not favor dual class structures. We have considered this point of view carefully, and we have not made our decision lightly. We are convinced that everyone associated with Google—including new investors—will benefit from this structure.

To help us govern, we have recently expanded our Board of Directors to include three additional members. John Hennessy is the President of Stanford and has a Doctoral degree in computer science. Art Levinson is CEO of Genentech and has a Ph.D. in biochemistry. Paul Otellini is President and COO of Intel. We could not be more excited about the caliber and experience of these directors.

We have a world class management team impassioned by Google’s mission and responsible for Google’s success. We believe the stability afforded by the dual-class structure will enable us to retain our unique culture and continue to attract and retain talented people who are Google’s life blood. Our colleagues will be able to trust that they themselves and their labors of hard work, love and creativity will be well cared for by a company focused on stability and the long term.

As an investor, you are placing a potentially risky long term bet on the team, especially Sergey and me. The two of us, Eric and the rest of the management team recognize that our individual and collective interests are deeply aligned with those of the new investors who choose to support Google. Sergey and I are committed to Google for the long term. The broader Google team has also demonstrated an extraordinary commitment to our long term success. With continued hard work and good fortune, this commitment will last and flourish.

When Sergey and I founded Google, we hoped, but did not expect, it would reach its current size and influence. Our intense and enduring interest was to objectively help people find information efficiently. We also believed that searching and organizing all the world’s information was an unusually important task that should be carried out by a company that is trustworthy and interested in the public good. We believe a well functioning society should have abundant, free and unbiased access to high quality information. Google therefore has a responsibility to the world. The dual-class structure helps ensure that this responsibility is met. We believe that fulfilling this responsibility will deliver increased value to our shareholders.

BECOMING A PUBLIC COMPANY

Google should go public soon.

We assumed when founding Google that if things went well, we would likely go public some day. But we were always open to staying private, and a number of developments reduced the pressure to change. We soon were generating cash, removing one important reason why many companies go public. Requirements for public companies became more significant in the wake of recent corporate scandals and the resulting passage of the Sarbanes-Oxley Act. We made business progress we were happy with. Our investors were patient and willing to stay with Google. We have been able to meet our business needs with our current level of cash.

A number of factors weighed on the other side of the debate. Our growth has reduced some of the advantages of private ownership. By law, certain private companies must report as if they were public companies. The deadline imposed by this requirement accelerated our decision. As a smaller private company, Google kept business information closely held, and we believe this helped us against competitors. But, as we grow larger, information becomes more widely known. As a public company, we will of course provide you with all information required by law, and we will also do our best to explain our actions. But we will not unnecessarily disclose all of our strengths, strategies and intentions. We have transferred significant ownership of Google to employees in return for their efforts in building the business. And, we benefited greatly by selling $26 million of stock to our early investors before we were profitable. Thus, employee and investor liquidity were significant factors.

We have demonstrated a proven business model and have designed a corporate structure that will make it easier to become a public company. A large, diverse, enthusiastic shareholder base will strengthen the company and benefit from our continued success. A larger cash balance will provide Google with flexibility and protection against adversity. All in all, going public now is the right decision.

IPO PRICING AND ALLOCATION

Informed investors willing to pay the IPO price should be able to buy as many shares as they want, within reason, in the IPO, as on the stock market.

It is important to us to have a fair process for our IPO that is inclusive of both small and large investors. It is also crucial that we achieve a good outcome for Google and its current shareholders. This has led us to pursue an auction-based IPO for our entire offering. Our goal is to have a share price that reflects a fair market valuation of Google and that moves rationally based on changes in our business and the stock market. (The auction process is discussed in more detail elsewhere in this prospectus.)

Many companies have suffered from unreasonable speculation, small initial share float, and boom-bust cycles that hurt them and their investors in the long run. We believe that an auction-based IPO will minimize these problems.

An auction is an unusual process for an IPO in the United States. Our experience with auction-based advertising systems has been surprisingly helpful in the auction design process for the IPO. As in the stock market, if people try to buy more stock than is available, the price will go up. And of course, the price will go down if there aren’t enough buyers. This is a simplification, but it captures the basic issues. Our goal is to have an efficient market price—a rational price set by informed buyers and sellers—for our shares at the IPO and afterward. Our goal is to achieve a relatively stable price in the days following the IPO and that buyers and sellers receive a fair price at the IPO.

We are working to create a sufficient supply of shares to meet investor demand at IPO time and after. We are encouraging current shareholders to consider selling some of their shares as part of the offering. These shares will supplement the shares the company sells to provide more supply for investors and hopefully provide a more stable fair price. Sergey and I, among others, are currently planning to sell a fraction of our shares in the IPO. The more shares current shareholders sell, the more likely it is that they believe the price is not unfairly low. The supply of shares available will likely have an effect on the clearing price of the auction. Since the number of shares being sold is likely to be larger at a high price and smaller at a lower price, investors will likely want to consider the scope of current shareholder participation in the IPO. We may communicate from time to time that we would be sellers rather than buyers.

We would like you to invest for the long term, and to do so only at or below what you determine to be a fair price. We encourage investors not to invest in Google at IPO or for some time after, if they believe the price is not sustainable over the long term.

We intend to take steps to help ensure shareholders are well informed. We encourage you to read this prospectus. We think that short term speculation without paying attention to price is likely to lose you money, especially with our auction structure.

GOOGLERS

Our employees, who have named themselves Googlers, are everything. Google is organized around the ability to attract and leverage the talent of exceptional technologists and business people. We have been lucky to recruit many creative, principled and hard working stars. We hope to recruit many more in the future. We will reward and treat them well.

We provide many unusual benefits for our employees, including meals free of charge, doctors and washing machines. We are careful to consider the long term advantages to the company of these benefits. Expect us to add benefits rather than pare them down over time. We believe it is easy to be penny wise and pound foolish with respect to benefits that can save employees considerable time and improve their health and productivity.

The significant employee ownership of Google has made us what we are today. Because of our employee talent, Google is doing exciting work in nearly every area of computer science. We are in a very competitive industry where the quality of our product is paramount. Talented people are attracted to Google because we empower them to change the world; Google has large computational resources and distribution that enables individuals to make a difference. Our main benefit is a workplace with important projects, where employees can contribute and grow. We are focused on providing an environment where talented, hard working people are rewarded for their contributions to Google and for making the world a better place.

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DON’T BE EVIL

Don’t be evil. We believe strongly that in the long term, we will be better served—as shareholders and in all other ways—by a company that does good things for the world even if we forgo some short term gains. This is an important aspect of our culture and is broadly shared within the company.

Google users trust our systems to help them with important decisions: medical, financial and many others. Our search results are the best we know how to produce. They are unbiased and objective, and we do not accept payment for them or for inclusion or more frequent updating. We also display advertising, which we work hard to make relevant, and we label it clearly. This is similar to a newspaper, where the advertisements are clear and the articles are not influenced by the advertisers’ payments. We believe it is important for everyone to have access to the best information and research, not only to the information people pay for you to see.

MAKING THE WORLD A BETTER PLACE

We aspire to make Google an institution that makes the world a better place. With our products, Google connects people and information all around the world for free. We are adding other powerful services such as Gmail that provides an efficient one gigabyte Gmail account for free. By releasing services for free, we hope to help bridge the digital divide. AdWords connects users and advertisers efficiently, helping both. AdSense helps fund a huge variety of online web sites and enables authors who could not otherwise publish. Last year we created Google Grants—a growing program in which hundreds of non-profits addressing issues, including the environment, poverty and human rights, receive free advertising. And now, we are in the process of establishing the Google Foundation. We intend to contribute significant resources to the foundation, including employee time and approximately 1% of Google’s equity and profits in some form. We hope someday this institution may eclipse Google itself in terms of overall world impact by ambitiously applying innovation and significant resources to the largest of the world’s problems.

SUMMARY AND CONCLUSION

Google is not a conventional company. Eric, Sergey and I intend to operate Google differently, applying the values it has developed as a private company to its future as a public company. Our mission and business description are available in the rest of the prospectus; we encourage you to carefully read this information. We will optimize for the long term rather than trying to produce smooth earnings for each quarter. We will support selected high-risk, high-reward projects and manage our portfolio of projects. We will run the company collaboratively with Eric, our CEO, as a team of three. We are conscious of our duty as fiduciaries for our shareholders, and we will fulfill those responsibilities. We will continue to attract creative, committed new employees, and we will welcome support from new shareholders. We will live up to our “don’t be evil” principle by keeping user trust and not accepting payment for search results. We have a dual-class structure that is biased toward stability and independence and that requires investors to bet on the team, especially Sergey and me.

In this letter we have explained our thinking on why Google is better off going public. We have talked about our IPO auction method and our desire for stability and access for all investors. We have discussed our goal to have investors who determine a rational price and invest for the long term only if they can buy at that price. Finally, we have discussed our desire to create an ideal working environment that will ultimately drive the success of Google by retaining and attracting talented Googlers.

We have tried hard to anticipate your questions. It will be difficult for us to respond to them given legal constraints during our offering process. We look forward to a long and hopefully prosperous relationship with you, our new investors. We wrote this letter to help you understand our company.

We have a strong commitment to our users worldwide, their communities, the web sites in our network, our advertisers, our investors, and of course our employees. Sergey and I, and the team will do our best to make Google a long term success and the world a better place.

Larry Page	Sergey Brin

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Google Inc.

Google is a global technology leader focused on improving the ways people connect with information. Our innovations in web search and advertising have made our web site a top Internet destination and our brand one of the most recognized in the world. We maintain the world’s largest online index of web sites and other content, and we make this information freely available to anyone with an Internet connection. Our automated search technology helps people obtain nearly instant access to relevant information from our vast online index.

We generate revenue by delivering relevant, cost-effective online advertising. Businesses use our AdWords program to promote their products and services with targeted advertising. In addition, the thousands of third-party web sites that comprise our Google Network use our Google AdSense program to deliver relevant ads that generate revenue and enhance the user experience.

Our mission is to organize the world’s information and make it universally accessible and useful. We believe that the most effective, and ultimately the most profitable, way to accomplish our mission is to put the needs of our users first. We have found that offering a high-quality user experience leads to increased traffic and strong word-of-mouth promotion. Our dedication to putting users first is reflected in three key commitments we have made to our users:

•	We will do our best to provide the most relevant and useful search results possible, independent of financial incentives. Our search results will be objective and we will not accept payment for inclusion or ranking in them.

•	We will do our best to provide the most relevant and useful advertising. Whenever someone pays for something, we will make it clear to our users. Advertisements should not be an annoying interruption.

•	We will never stop working to improve our user experience, our search technology and other important areas of information organization.

We believe that our user focus is the foundation of our success to date. We also believe that this focus is critical for the creation of long-term value. We do not intend to compromise our user focus for short-term economic gain.

Corporate Information

We were incorporated in California in September 1998. In August 2003, we reincorporated in Delaware. Our principal executive offices are located at 1600 Amphitheatre Parkway, Mountain View, California 94043, and our telephone number is (650) 623-4000. We maintain a number of web sites including www.google.com. The information on our web sites is not part of this prospectus.

Google® is a registered trademark in the U.S. and several other countries. Our unregistered trademarks include: AdSense, AdWords, Blogger, Froogle, Gmail, I’m Feeling Lucky and PageRank. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Class A common stock offered:

By Google	Shares

By the selling stockholders	Shares

Total	Shares

Class A common stock to be outstanding after this offering	Shares

Class B common stock to be outstanding after this offering	Shares

Total common stock to be outstanding after this offering	Shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for additional information.

Proposed symbol

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on the number of shares outstanding at March 31, 2004 and excludes:

•	shares of Class B common stock issuable upon the exercise of warrants outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of Class A common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of Class B common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of common stock available for future issuance under our stock option plans at March 31, 2004.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the over-allotment option to purchase          additional shares of Class A common stock in this offering and that all shares of our Class A Senior common stock and preferred stock are converted into Class B common stock and all shares of our common stock are converted into Class A common stock prior to this offering.

The Auction Process

The auction process being used for our initial public offering differs from methods that have been traditionally used in most other underwritten initial public offerings in the U.S. In particular, the initial public offering price and the allocation of shares will be determined primarily by an auction conducted by our underwriters on our behalf. For more information about the auction process see “Auction Process.”

Summary Consolidated Financial Data

The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$220	$19,108	$86,426	$347,848	$961,874	$178,894	$389,638
Costs and expenses:
Cost of revenues	908	6,081	14,228	39,850	121,794	17,471	53,413
Research and development	2,930	10,516	16,500	31,748	91,228	12,505	35,019
Sales and marketing	1,677	10,385	20,076	43,849	120,328	17,767	47,904
General and administrative	1,221	4,357	12,275	24,300	56,699	10,027	21,506
Stock-based compensation	—	2,506	12,383	21,635	229,361	36,418	76,473

Total costs and expenses	6,736	33,845	75,462	161,382	619,410	94,188	234,315

Income (loss) from operations	(6,516)	(14,737)	10,964	186,466	342,464	84,706	155,323
Interest income (expense) and other, net	440	47	(896)	(1,551)	4,190	(47)	300

Income (loss) before income taxes	(6,076)	(14,690)	10,068	184,915	346,654	84,659	155,623
Provision for income taxes	—	—	3,083	85,259	241,006	58,859	91,650

Net income (loss)	$(6,076)	$(14,690)	$6,985	$99,656	$105,648	$25,800	$63,973

Net income (loss) per share:
Basic	$(0.14)	$(0.22)	$0.07	$0.86	$0.77	$0.20	$0.42
Diluted	$(0.14)	$(0.22)	$0.04	$0.45	$0.41	$0.10	$0.24
Number of shares used in per share calculations:
Basic	42,445	67,032	94,523	115,242	137,697	127,339	151,084
Diluted	42,445	67,032	186,776	220,633	256,638	248,687	264,183

The following table presents a summary of our balance sheet data at March 31, 2004:

•	On an actual basis.

•	On a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our Class A Senior common stock and preferred stock into shares of Class B common stock and all outstanding shares of our common stock into shares of Class A common stock prior to the closing of this offering and to further give effect to the sale by us of shares of our Class A common stock at an assumed initial public offering price of $ per share, and the receipt of the net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Cash and Capitalization.”

	At March 31, 2004
	Actual	Pro Forma as Adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$454,888
Total assets	1,079,454
Total long-term liabilities	38,172
Redeemable convertible preferred stock warrant	13,871
Deferred stock-based compensation	(368,579)
Total stockholders’ equity	727,780

RISK FACTORS

An investment in Google involves significant risks. You should read these risk factors carefully before deciding whether to invest in our company. The following is a description of what we consider our key challenges and risks.

Risks Related to Our Business and Industry

We face significant competition from Microsoft and Yahoo.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft and Yahoo. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our AdWords and AdSense programs, as well as the Inktomi, AltaVista and AllTheWeb search engines. Since June 2000, Yahoo has used, to varying degrees, our web search technology on its web site to provide web search services to its users. We have notified Yahoo of our election to terminate our agreement, effective July 2004. This agreement with Yahoo accounted for less than 3% of our net revenues for the year ended December 31, 2003 and less than 3% for the three months ended March 31, 2004.

Both Microsoft and Yahoo have more employees than we do (in Microsoft’s case, currently more than 20 times as many). Microsoft also has significantly more cash resources than we do. Both of these companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft or Yahoo are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft and Yahoo, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our Google Network members. The margin on revenue we generate from our Google Network members is generally significantly less than the margin on revenue we generate from advertising on our web sites. Additionally, the margin we earn on revenue generated from our Google Network could decrease in the future if our Google Network members require a greater portion of the advertising fees.

Our operating results may fluctuate.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. The following factors may affect our operating results:

•	Our ability to compete effectively.

•	Our ability to continue to attract users to our web sites.

•	The level of use of the Internet to find information.

•	Our ability to attract advertisers to our AdWords program.

•	Our ability to attract web sites to our AdSense program.

•	The mix in our net revenues between those generated on our web sites and those generated through our Google Network.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short-term results.

•	The results of our investments in risky projects.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our web sites operational at a reasonable cost and without service interruptions.

•	The success of our geographical and product expansion.

•	Our ability to attract, motivate and retain top-quality employees.

•	Foreign, federal, state or local government regulation that could impede our ability to post ads for various industries.

•	Our ability to upgrade and develop our systems, infrastructure and products.

•	New technologies or services that block the ads we deliver and user adoption of these technologies.

•	The costs and results of litigation that we face.

•	Our ability to protect our intellectual property rights.

•	Our ability to forecast revenue from agreements under which we guarantee minimum payments.

•	Our ability to manage click-through fraud and other activities that violate our terms of services.

•	Our ability to successfully integrate and manage our acquisitions.

•	Geopolitical events such as war, threat of war or terrorist actions.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. For example, in 1999, advertisers spent heavily on Internet advertising. This was followed by a lengthy downturn in ad spending on the web. Also, user traffic tends to be seasonal. Our rapid growth has masked the cyclicality and seasonality of our business. As our growth slows, we expect that the cyclicality and seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of net revenues may be significantly different from historical or projected rates. Our operating results in future quarters may fall below expectations, which could cause our stock price to fall.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Google Network members. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and Google Network members, are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate our revenue almost entirely from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

We generated approximately 95% of our net revenues in 2003 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively affect our net revenues and business.

We rely on our Google Network members for a significant portion of our net revenues, and otherwise benefit from our association with them, and the loss of these members could adversely affect our business.

We provide advertising, web search and other services to members of our Google Network. The net revenues generated from the fees advertisers pay us when users click on ads that we have delivered to our Google Network members’ web sites represented approximately 15% of our net revenues in 2003, and approximately 21% of our net revenues for the three months ended March 31, 2004, and we expect this percentage to increase in the future. We consider this network to be critical to the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Google Network members decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

Our agreements with a few of the largest Google Network members account for a significant portion of net revenues derived from our AdSense program. In addition, certain of our key network members operate high-profile web sites, and we derive tangible and intangible benefits from this affiliation. If one or more of these key relationships is terminated or not renewed, and is not replaced with a comparable relationship, our business would be adversely affected.

Our business and operations are experiencing rapid growth. If we fail to manage our growth, our business and operating results could be harmed.

We have experienced, and continue to experience, rapid growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements include:

•	Enhancing our information and communication systems to ensure that our offices around the world are well coordinated and that we can effectively communicate with our growing base of users, advertisers and Google Network members.

•	Enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations.

•	Documenting all of our information technology systems and our business processes for our ad systems and our billing systems.

•	Improving our information technology infrastructure to maintain the effectiveness of our search systems.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, during our 2002 audit, our external auditors brought to our attention a need to increase restrictions on employee access to our advertising system and automate more of our financial processes. The auditors identified these issues together as a “reportable condition,” which means that these were matters that in the auditors’ judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In 2003, we devoted significant resources to remediate and improve our internal controls. Although we believe that these efforts have strengthened our internal controls and addressed the concerns that gave rise to the “reportable condition” in 2002, we are continuing to work to improve our internal controls, including in the areas of access and security. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We are migrating critical financial functions to a third-party provider. If this transition is not successful, our business and operations could be disrupted and our operating results would be harmed.

We are in the process of transferring to a third-party service provider our worldwide billing, collection and credit evaluation functions. The third-party provider will also track, on an automated basis, our growing number of AdSense revenue share agreements. These functions are critical to our operations and involve sensitive interactions between us and our users, advertisers and members of our Google Network. If we do not successfully implement this project, our business, reputation and operating results could be harmed. We have no experience managing and implementing this type of large-scale, cross-functional, international infrastructure project. We also may not be able to integrate our systems and processes with those of the third-party service provider on a timely basis, or at all. Even if this integration is completed on time, the provider may not perform to agreed upon service levels. Failure of the service provider to perform satisfactorily could result in customer dissatisfaction, disrupt our operations and adversely affect operating results. We will have significantly less control over the systems and processes than if we maintained and operated them ourselves, which increases our risk. If we need to find an alternative source for performing these functions, we may have to expend significant resources in doing so, and we cannot guarantee this would be accomplished in a timely manner or without significant additional disruption to our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results would be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Google” brand is critical to expanding our base of users, advertisers and Google Network members. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “Google” brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and to continue to provide high quality products and services, which we may not do successfully. To date, we have engaged in relatively little direct brand promotion activities. This enhances the risk that we may not successfully implement brand enhancement efforts in the future.

People have in the past expressed, and may in the future express, objections to aspects of our products. For example, people have raised privacy concerns relating to the ability of our recently announced Gmail email service to match relevant ads to the content of email messages. Some people have also reacted negatively to the fact that our search technology can be used to help people find hateful or derogatory information on the web. Aspects of our future products may raise similar public concerns. Publicity regarding such concerns could harm our brand. In addition, members of the Google Network and other third parties may take actions that could impair the value of our brand. We are aware that third parties, from time to time, use “Google” and similar variations in their domain names without our approval, and our brand may be harmed if users and advertisers associate these domains with us.

Proprietary document formats may limit the effectiveness of our search technology by excluding the content of documents in such formats.

An increasing amount of information on the Internet is provided in proprietary document formats such as Microsoft Word. The providers of the software application used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology. This would mean that the document contents would not be included in our search results even if the contents were directly relevant to a search. These types of activities could assist our competitors or diminish the value of our search results. The software providers may also seek to require us to pay them royalties in exchange for giving us the ability to search documents in their format. If the software provider also competes with us in the search business, they may give their search technology a preferential ability to search documents in their proprietary format. Any of these results could harm our brand and our operating results.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our net revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success. In addition, this offering may create disparities in wealth among Google employees, which may adversely impact relations among employees and our corporate culture in general.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and all of our other intellectual property rights are important assets for us. There are events that are outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We seek to obtain patent protection for our innovations. It is possible, however, that some of these innovations may not be protectable. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also face risks associated with our trademarks. For example, there is a risk that the word “Google” could become so commonly used that it becomes synonymous with the word “search.” If this happens, we could lose protection for this trademark, which could result in other people using the word “Google” to refer to their own products, thus diminishing our brand.

We also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. In addition, many of our agreements with members of our Google Network require us to indemnify these members for third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our products and services to others and may require that we procure substitute products or services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

From time to time, we receive notice letters from patent holders alleging that certain of our products and services infringe their patent rights. Some of these have resulted in litigation against us. For example, Overture Services (now owned by Yahoo) has sued us, claiming that the Google AdWords program infringes certain claims of an Overture Services patent. It also claims that the patent relates to Overture Services’ own bid-for-ad placement business model and its pay-for-performance technologies. We are currently litigating this case. If Overture Services wins, it may significantly limit our ability to use the AdWords program, and we also may be required to pay damages.

Companies have also filed trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits have differed from jurisdiction to jurisdiction. A court in France has held us liable for allowing advertisers to select certain trademarked terms as keywords. We have appealed this decision. We were also sued in Germany on a similar matter where a court held that we are not liable for the actions of our advertisers prior to notification of trademark rights. We are litigating similar issues in other cases in the U.S., France and Germany.

In order to provide users with more useful ads, we have recently revised our trademark policy in the U.S. and Canada. Under our new policy, we no longer disable ads due to selection by our advertisers of trademarks as keyword triggers for the ads. As a result of this change in policy, we may be subject to more trademark infringement lawsuits. Defending these lawsuits could take time and resources. Adverse results in these lawsuits may result in, or even compel, a change in this practice which could result in a loss of revenue for us, which could harm our business.

We have also been notified by third parties that they believe one of our products or services violates their copyrights. Generally speaking, any time that we have a product or service that links to or hosts material in which others allege to own copyrights, we face the risk of being sued for copyright infringement or related claims. Because these products and services comprise the majority of our products and services, the risk of potential harm from such lawsuits is substantial.

Expansion into international markets is important to our long-term success, and our inexperience in the operation of our business outside the U.S. increases the risk that our international expansion efforts will not be successful.

We opened our first office outside the U.S. in 2001 and have only limited experience with operations outside the U.S. Expansion into international markets requires management attention and resources. In addition, we face the following additional risks associated with our expansion outside the U.S.:

•	Challenges caused by distance, language and cultural differences.

•	Longer payment cycles in some countries.

•	Credit risk and higher levels of payment fraud.

•	Legal and regulatory restrictions.

•	Currency exchange rate fluctuations.

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.

•	Political and economic instability and export restrictions.

•	Potentially adverse tax consequences.

•	Higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

We compete internationally with local information providers and with U.S. competitors who are currently more successful than we are in various markets.

We face different market characteristics and competition outside the U.S. In certain markets, other web search, advertising services and Internet companies have greater brand recognition, more users and more search traffic than we have. Even in countries where we have a significant user following, we may not be as successful in generating advertising revenue due to slower market development, our inability to provide attractive local advertising services or other factors. In order to compete, we need to improve our brand recognition and our selling efforts internationally and build stronger relationships with advertisers. We also need to better understand our international users and their preferences. If we fail to do so, our global expansion efforts may be more costly and less profitable than we expect.

Our business may be adversely affected by malicious third-party applications that interfere with the Google experience.

Our business may be adversely affected by malicious applications that make changes to our users’ computers and interfere with the Google experience. These applications have in the past attempted, and may in the future attempt, to change our users’ Internet experience, including hijacking queries to Google.com, altering or replacing Google search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Google. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, our reputation may be harmed, and our communications with certain users could be impaired. This could result in a decline in user traffic and associated ad revenues, which would damage our business.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads. We have regularly paid refunds related to fraudulent clicks and expect to do so in the future. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may have to issue refunds retroactively of amounts previously paid to our Google Network members. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

We are susceptible to index spammers who could harm the integrity of our web search results.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. For example, because our web search technology ranks a web page’s relevance based in part on the importance of the web sites that link to it, people have attempted to link a group of web sites together to manipulate web search results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our ability to offer our products and services may be affected by a variety of U.S. and foreign laws.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. From time to time we have received notices from individuals who do not want their names or web sites to appear in our web search results when certain keywords are searched. It is also possible that we could be held liable for misinformation provided over the web when that information appears in our web search results. If one of these complaints results in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

We also face risks associated with international data protection. The interpretation and application of data protection laws in Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business.

If we were to lose the services of Eric, Larry, Sergey or our senior management team, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our CEO Eric Schmidt and our founders Larry Page and Sergey Brin are critical to the overall management of Google as well as the development of our technology, our culture and our strategic direction. All of our executive officers and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

The initial option grants to many of our senior management and key employees are fully vested. Therefore, these employees may not have sufficient financial incentive to stay with us.

Many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial stock option grants. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain employed by us, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. We have not given any additional grants to Eric, Larry or Sergey. Larry and Sergey are fully vested, and only a small portion of Eric’s stock is subject to future vesting.

If we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we are aware that certain of our competitors have directly targeted our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. As we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. In addition, as we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

Our CEO and our two founders run the business and affairs of the company collectively, which may harm their ability to manage effectively.

Eric, our CEO, and Larry and Sergey, our founders and presidents, currently provide leadership to the company as a team. Our bylaws provide that our CEO and our presidents will together have general supervision, direction and control of the company, subject to the control of our board of directors. As a result, Eric, Larry and Sergey tend to operate the company collectively and to consult extensively with each other before significant decisions are made. This may slow the decision-making process, and a disagreement among these individuals could prevent key strategic decisions from being made in a timely manner. In the event our CEO and our two founders are unable to continue to work well together in providing cohesive leadership, our business could be harmed.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

We first derived revenue from our online search business in 1999 and from our advertising services in 2000, and we have only a short operating history with our cost-per-click advertising model, which we launched in 2002. As a result, we have very little operating history for you to evaluate in assessing our future prospects. Also, we derive nearly all of our net revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. In 2004, we expect to spend substantial amounts to purchase or lease data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our web sites and to roll out new products and services. This expansion is going to be expensive and complex and could result in inefficiencies or operational failures. The costs associated with these adjustments to our architecture could harm our operating results. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

Problems with bandwidth providers, data centers or other third parties could harm us.

We rely on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate aspects of our data center and connectivity operations including, among others, Internet traffic management services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand and our business and could expose us to liabilities to third parties.

Our systems are also heavily reliant on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage. This could result in a disruption of our business.

System failures could harm our business.

Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable.

We have experienced system failures in the past and may in the future. For example, in November 2003 we failed to provide web search results for approximately 20% of our traffic for a period of about 30 minutes. Any unscheduled interruption in our service puts a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our web sites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

More individuals are using non-PC devices to access the Internet, and versions of our web search technology developed for these devices may not be widely adopted by users of these devices.

The number of people who access the Internet through devices other than personal computers, including mobile telephones, hand-held calendaring and email assistants, and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of our products and services through such devices difficult. If we are unable to attract and retain a substantial number of alternative device users to our web search services or if we are slow to develop products and technologies that are more compatible with non-PC communications devices, we will fail to capture a significant share of an increasingly important portion of the market for online services.

If we account for employee stock options using the fair value method, it could significantly reduce our net income.

There has been ongoing public debate whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standard Board (FASB) issued an Exposure Draft, Share-Based Payment: an amendment of FASB statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges. See Note 1 of Notes to Consolidated Financial Statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans.

We have recognized cost of revenue, and may continue to recognize cost of revenue, in connection with minimum fee guarantee commitments with our Google Network members.

We have entered into, and may continue to enter into, minimum fee guarantee agreements with a small number of Google Network members. In these agreements, we promise to make minimum payments to the

Google Networks member for a pre-negotiated period of time, typically from three months to a year or more. If the fees we earn under an agreement are less than the fees we are obligated to pay to a Google Network member, we recognize cost of revenue to the extent of the difference. It is difficult to forecast with certainty the fees that we will earn under our agreements, and sometimes the fees we earn fall short of the minimum guarantee payment amounts. In each period to date, the aggregate fees we have earned under these agreements have exceeded the aggregate amounts we have been obligated to pay to the Google Network members. However, individual agreements have resulted in our recognition of cost of revenues as a result of our minimum fee guarantees. In 2003, we recognized an aggregate of approximately $22.5 million in cost of revenue related to those agreements. In the three-month period ending March 31, 2004, we recognized an aggregate of approximately $9.0 million in cost of revenue related to those agreements. At December 31, 2003, our aggregate outstanding minimum guarantee commitments totaled approximately $527.4 million. At March 31, 2004 our aggregate outstanding minimum guarantee commitments totaled approximately $544.8 million. These commitments expire between 2004 and 2007. We may recognize cost of revenues in the future in connection with these agreements, which could adversely affect our profitability.

We face risks associated with currency exchange rates fluctuations.

As we expand our international operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Hedging strategies we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

•	We have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

•	We may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures.

•	We may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

It has been and may continue to be expensive to obtain and maintain insurance.

We contract for insurance to cover potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get or may not be able to acquire any insurance for certain types of business risk. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We do not have a great deal of experience acquiring companies and the companies we have acquired have been small. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

•	The need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies.

•	Diversion of management time and focus from operating our business to acquisition integration challenges.

•	Cultural challenges associated with integrating employees from the acquired company into our organization.

•	Retaining employees from the businesses we acquire.

•	The need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We occasionally become subject to commercial disputes that could harm our business.

From time to time we are engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating our business.

We have to keep up with rapid technological change to remain competitive.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to such changes would harm our business. New technologies and advertising media could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Our business depends on the growth and maintenance of the Internet infrastructure.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

Shares issued, and option grants made, under our stock plans exceeded limitations in the federal and state securities laws.

Shares issued and options granted under our 1998 Stock Plan and our 2003 Stock Plan were not exempt from registration or qualification under federal and state securities laws and we did not obtain the required registrations or qualifications. Shares issued and options granted under our 2003 Stock Plan (No. 2) and our 2003 Stock Plan (No. 3) were not exempt from registration or qualification under federal securities laws and we did not obtain the required registrations or qualifications. As a result, we intend to make a rescission offer to the holders of these shares and options beginning approximately 30 days after the effective date of this registration statement. If this rescission is accepted, we could be required to make aggregate payments to the holders of these shares and options of up to $34 million plus statutory interest. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject the rescission offer, we may continue to be liable under federal and state securities laws for up to an aggregate amount of approximately $34 million plus statutory interest. See “Rescission Offer.”

Risks Related to the Auction Process for Our Offering

Our stock price could decline rapidly and significantly.

Our initial public offering price will be determined primarily by an auction process conducted on our behalf by our underwriters. We believe this auction process will provide information with respect to the market demand for our Class A common stock at the time of our initial public offering. However, we understand that this information may have no relation to market demand for our Class A common stock once trading begins. We intend to use the auction clearing price as the principal factor to determine the initial public offering price and therefore to set an initial public offering price that is near or equal to the clearing price. If we satisfy the demand for our shares at or near the clearing price for the auction, market demand for our shares when trading begins in the public market may be significantly limited compared to demand experienced in an initial public offering priced in a more traditional manner. This or other factors could cause the price of our shares to decline following our initial public offering.

The auction process for our public offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for our initial public offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction, bidders that receive allocations of shares in this offering (successful bidders) may infer that there is little incremental demand for our shares above or equal to the initial public offering price. As a result, successful bidders may conclude that they paid too much for our shares and could seek to immediately sell their shares to limit their losses should our stock price decline. In this situation, other investors that did not submit successful bids may wait for this selling to be completed, resulting in reduced demand for our Class A common stock in the public market and a significant decline in our stock price. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in our Class A common stock shortly after our offering.

To the extent our auction process results in a lower level of participation by professional long-term investors and a higher level of participation by retail investors than is normal for initial public offerings, our stock price may decrease from the initial public offering price and be more volatile.

Successful bidders hoping to capture profits shortly after our Class A common stock begins trading may be disappointed.

As part of our auction process, we are attempting to assess the market demand for our Class A common stock and to set the size of the offering and the initial public offering price to meet that demand. During the bidding process, we and our managing underwriters will monitor the master order book to evaluate the demand that exists for our initial public offering. Based on this information, we and our managing underwriters may revise the price range for our initial public offering as described on the cover of this prospectus. In addition, we and the selling stockholders may decide to change the number of shares of Class A common stock offered through this prospectus. It is very likely that the number of shares offered by the selling stockholders will increase if the price range increases. In an auction process, this could result in a lower clearing price and increase the likelihood your bid may be successful if you do not reduce your bid price. This may also result in downward pressure on the offering price and the trading price of our stock in the public market once trading begins. Therefore, buyers hoping to capture profits shortly after our Class A common stock begins trading may be disappointed.

Successful bidders may receive the full number of shares subject to their bids.

We and our underwriters have the ability to set a final initial public offering price that is below the auction clearing price. If we do this, the number of shares represented by successful bids is likely to exceed the number of shares offered by this prospectus. In this situation, we plan to use one of two methods to allocate our shares—pro rata allocation or maximum share allocation. With either method, our objective is to set an initial public offering price where successful bidders receive at least 80% of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our Class A common stock that investors are willing and prepared to purchase.

Submitting a bid does not guarantee an allocation.

Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. We and our underwriters may close the auction to bidding in as little as two hours after the notice of effectiveness of our registration statement has been provided to bidders. If a bidder is requested to confirm a bid and fails to do so before the auction is closed, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price.

The systems and procedures used to implement our auction and the results of our auction could harm our business and our brand.

Only a small number of initial public offerings have been accomplished using auction processes in the U.S. and other countries, and we expect our auction structure to face scalability and operational challenges. Our underwriters’ systems that manage the auction process could fail to operate as anticipated. This could require us to delay our initial public offering, potentially even after our underwriters have started taking bids, and harm our brand. Our underwriters must modify their internal systems and procedures to accommodate our auction process. This could increase the risk that our underwriters’ systems or procedures fail to operate as anticipated.

Many of our users may submit bids in our auction with the hope of becoming stockholders. If these users either do not receive share allocations in our offering or if our share price immediately declines after the offering, our brand could be tarnished and users and investors could become frustrated with us, potentially decreasing their use of our products and services. If this occurs, our business could suffer.

Risks Related to Our Offering

Our stock price may be volatile, and you may not be able to resell shares of our Class A common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our Class A common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations or those of our Google Network members or our data centers.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in companies and technologies that we believe will complement our business. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid, based on the initial offering price of $         per share. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and the NYSE and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The concentration of our capital stock ownership with our founders, executive officers, employees, and our directors and their affiliates will limit your ability to influence corporate matters.

After our offering, our Class B common stock will have ten votes per share and our Class A common stock, which is the stock we are selling in this offering, will have one vote per share. We anticipate that our founders, executive officers, directors (and their affiliates) and employees will together own approximately     % of our Class B common stock, representing approximately     % of the voting power of our outstanding capital stock. In particular, following this offering, our two founders and our CEO, Larry, Sergey and Eric, will control approximately     % of our outstanding Class B common stock, representing approximately     % of the voting power of our outstanding capital stock. Larry, Sergey and Eric will therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of this dual class structure, our founders, directors, executives and employees will continue to be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our certificate of incorporation provides for a dual class common stock structure. As a result of this structure our founders, executives and employees will have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

Future sales of shares by could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our Class A common stock in the public market after the restrictions described in this prospectus lapse, or the perception that those sales may occur, could cause the trading price of our stock to decrease or to be lower than it might be in the absence of those sales or perceptions. Based on shares outstanding as of                  2004, upon completion of this offering, we will have outstanding                  shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market. We may, in our sole discretion, permit our officers, directors, employees and current stockholders who are subject to contractual lock-up agreements with us to sell shares prior to the expiration of their lock-up agreements.

After the selling restriction agreements pertaining to this offering expire, additional shares will be eligible for sale in the public market as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale in U.S. Public Market/ Percent of Outstanding Common Stock	Comment
At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various dates thereafter of these shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the                  shares issuable upon exercise of outstanding warrants and the                  shares issuable upon exercise of outstanding options and reserved for future issuance under our stock plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the selling restriction agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, we have agreed with our underwriters not to sell any shares of our common stock for a period of 180 days after the date of this prospectus. However, this agreement is subject to a number of exceptions, including an exception that allows us to issue an unlimited number of shares in connection with mergers and acquisition transactions, joint ventures or other strategic transactions. Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC, on behalf of the underwriters, may release us from this lock-up arrangement without notice at any time. After the expiration of the 180-day period, there is no contractual restriction on our ability to issue additional shares. Any sales of common stock by us, or the perception that such sales could occur, could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. In addition, a number of our “objectives,” “intentions,” “expectations” or “goals” described in “Auction Process” for qualification of bidders, the bidding process, the auction closing process, the pricing process and the allocation process are also forward-looking statements. These statements are based on current expectations or objectives of the auction process being used for our initial public offering that are inherently uncertain. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.”

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

AUCTION PROCESS

The auction process being used for our initial public offering differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, the initial public offering price and the allocation of shares will be determined primarily by an auction conducted by our underwriters on our behalf. We plan to conduct this auction in five stages—Qualification; Bidding; Auction Closing; Pricing; and Allocation. Please see the risks related to the auction process for our offering beginning on page 18.

The Qualification Process

Our objective is to conduct an auction in which you submit informed, rather than speculative, bids. Before you can submit a bid, you will be required to qualify by obtaining a unique bidder ID and by meeting an underwriter’s account eligibility and suitability requirements. Your unique bidder ID will be issued electronically only after you have accessed an electronic form of this prospectus, including the transcript of the presentation by our management team that will be contained in this prospectus, and only after you have provided identification information. You should:

•	Read the prospectus, including all the risk factors described in our prospectus.

•	Understand the risk factors describing the risks that are inherent in the auction process for our initial public offering, and, in particular, the possibility that our stock price may decline significantly below the initial public offering price.

•	Understand that we may increase the size of our offering in response to investor demand.

•	Understand that our current stockholders, including our founders and members of our management team, are selling, not buying, shares of Class A common stock as part of our initial public offering.

•	Understand that we and our underwriters will reject bids that we believe are speculative or manipulative, and that if you submit a speculative or manipulative bid, you will not receive an allocation of stock in our initial public offering.

•	Understand that of our existing shares will be available for sale to the public beginning days after our initial public offering.

When the preliminary prospectus becomes available, you will be able to obtain a unique bidder ID from a web site. You will not be able to obtain a unique bidder ID after our underwriters begin taking bids in the auction for our initial public offering.

We seek to enable all interested investors to have the opportunity to qualify to bid and, following qualification, place bids in the auction for our initial public offering. To help meet this objective, we expect to use an underwriter group that serves all segments of the investing public.

We caution you that our Class A common stock may not be a suitable investment for you even if you obtain a unique bidder ID. Even if you receive a unique bidder ID, you may not receive an allocation of shares in our offering.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the U.S. Therefore, individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

The Bidding Process

Approximately          days after the date on the cover of this prospectus, all investors that have qualified to bid may submit bids indicating their interest in our offering through one of our underwriters. In connection with submitting a bid, you must provide the following information:

•	The number of shares you are interested in purchasing.

•	The price per share you are willing to pay.

•	Additional information to enable the underwriter to identify you, confirm your eligibility and suitability for participating in our initial public offering, and, if you submit a successful bid, consummate a sale of shares to you.

Bids may be within, above or below the estimated price range for our initial public offering on the cover of this prospectus. You may submit more than one bid. The minimum size of any bid is          shares.

To submit a bid, you should contact one of the following underwriters:

Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC

Many of these underwriters have the ability to receive bids from their customers over the Internet, and all can receive bids from their customers by telephone or facsimile. To participate in the auction for our initial public offering, our underwriters will require that you agree to accept electronic delivery of this prospectus, any amended prospectus and the final prospectus. If you do not consent to electronic delivery, or subsequently revoke that consent, you will not be able to submit a bid or participate in our offering.

If you are interested in submitting a bid but do not currently have a brokerage account with any of the underwriters named above, you may contact one of these underwriters to inquire about opening an account and submitting a bid. You should be aware that, due to each underwriter’s requirements for new customer accounts, you may not be able to open an account with a particular underwriter. Even if you are a customer of one of our underwriters, and even if you have received a unique bidder ID, you may not be permitted to submit a bid due to legal requirements.

Our underwriters will collect all bids, including the identity of the bidders, in a master order book that is also open to us. Our master order book will not be available for viewing by bidders.

We caution you against submitting speculative bids in the hope of receiving an allocation of our shares. You should consider all the information in this prospectus in determining whether to submit a bid, the number of shares you seek to purchase and the price per share you are willing to pay. Our underwriters, in consultation with us, will have the ability to reject speculative bids and bids that have the potential to manipulate or disrupt the bidding process. Speculative bids include bids that are substantially in excess of the high end of the price range printed on the cover of this prospectus. Manipulative bids include inappropriately large bids, or a series of bids that we and our underwriters consider disruptive to the auction process.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by any underwriter involves no obligation or commitment of any kind by the bidder prior to the closing of the auction and the acceptance of the bid by our underwriters and us. Therefore, you will always be able to withdraw your bid at any time before the closing of the auction and the acceptance of your bid.

As part of this auction process, we are attempting to assess the market demand for our Class A common stock and to set the size of the offering and the initial public offering price to meet that demand. Buyers hoping to capture profits shortly after our Class A common stock begins trading may be disappointed. During the bidding process, we and our underwriters will monitor the master order book to evaluate the demand that exists for our initial public offering. Based on this information and other factors, we and our underwriters may revise the public offering price range for our initial public offering as described on the cover of this prospectus. In addition, we and the selling stockholders may decide to change the number of shares of Class A common stock offered through this prospectus. It is very likely that the number of shares offered by the selling stockholders will increase if the price range increases. In an auction process, this could result in downward pressure on the price. You should be aware that we have the ability to make multiple such revisions up until closing of the auction and pricing of the offering.

The Auction Closing Process

Before we and our underwriters close the auction to bidding, we expect to ask the SEC to declare our registration statement effective. You will have the ability to modify or withdraw any bid until the auction is closed and successful bids are accepted. If you are requested to confirm your bid and fail to do so before the auction is closed to bidding, your bid will be rejected.

Before the registration statement is declared effective, we expect that our underwriters will give bidders an electronic notice indicating the proposed effective date. When the registration statement is declared effective, our underwriters will then provide bidders with an electronic notice of effectiveness. We and our underwriters may close the auction to bidding in as little as two hours after the notice of effectiveness has been given. If you do not withdraw your bid once notice of effectiveness has been given, our underwriters can accept your bid at any time following the closing of our auction. Once the auction has closed and the underwriters have accepted your bid, you will not be able to withdraw it. If your bid is accepted, our underwriters will provide you electronic notice of their acceptance of your bid. If the price for our shares set in the auction is at or below the price you bid and your bid is accepted, you will be obligated to purchase the shares allocated to you in the auction process, up to the total number of shares represented by your successful bid.

If the auction is not closed within 15 business days after the effective date of the registration statement, we will need to file an amended registration statement with the SEC. If this occurs, our underwriters will require all bidders to reconfirm their bids.

The Pricing Process

We expect that the bidding process will reveal a clearing price for the shares of Class A common stock offered in our auction. The clearing price is the highest price at which all of the shares offered (including shares subject to the underwriters’ over-allotment option) may be sold to potential investors, based on bids in the master order book that have not been withdrawn or rejected at the time we and our underwriters close the bidding for our auction.

The initial public offering price will be determined by the underwriters and us after the auction closes. We intend to use the auction clearing price as the principal factor to determine the initial public offering price and, therefore, to set an initial public offering price that is near or equal to the clearing price. However, we and our underwriters have the ability to set an initial public offering price that is below the clearing price. The other factors we may consider in determining our initial public offering price include:

•	Our goal of setting an initial public offering price that results in the trading price for our Class A common stock not moving significantly up or down relative to the market in the days following our offering.

•	The prices bid by professional investors.

•	Our assets, current or expected financial performance or book value.

•	Other established criteria of value.

Our initial public offering price may not necessarily bear a direct relationship to any one of these factors.

You should understand that the trading price of our Class A common stock could vary significantly from the initial public offering price. Therefore, we encourage you to submit a bid in the auction process for our offering only if you are interested in investing for the long term and are willing to take the risk that our stock price could decline significantly.

The pricing of our initial public offering will occur shortly after we and our underwriters have closed the auction to new or revised bids. We will issue a press release to announce the initial public offering price. This information will also be included in the final prospectus that is delivered to the purchasers of Class A common stock in our offering.

The Allocation Process

Once we and our underwriters have determined the initial public offering price, our underwriters will begin the allocation process. All investors who have submitted and not withdrawn bids with a price per share that is equal to or greater than the initial public offering price will be eligible to receive an allocation of shares and a confirmation of their purchase in our offering. All shares will be sold at the initial public offering price. Bids with a price per share below the initial offering price will not be eligible to receive an allocation of shares. The allocation process will not give any preference to successful bids based on the extent to which the bid price per share exceeds the initial public offering price. Investors that do not submit bids in the auction will not be eligible for an allocation of shares in our offering.

One of our objectives is to establish an initial public offering price that is equal or nearly equal to the auction clearing price. If this occurs, all successful bidders will be offered share allocations that are equal or nearly equal to the number of shares represented by their successful bids. Therefore, we caution you against submitting a bid that does not accurately represent the number of shares of our Class A common stock that you are willing and prepared to purchase. We and our underwriters may determine that bids falling into this category are manipulative and may therefore reject these bids entirely.

In the event that the number of shares represented by successful bids exceeds the number of shares we and the selling stockholders are offering, our underwriters will need to allocate the offered shares across the successful bidder group. Our underwriters, in consultation with us, expect to use one of two methods to do so—pro rata allocation or maximum share allocation. With either method, our objective is to set an initial public offering price where successful bidders receive at least 80% of the shares that they bid for in the auction. We may increase the size of our offering or take other actions designed to accomplish this objective.

Pro Rata Allocation.    With pro rata allocation, successful bidders will receive share allocations on a pro rata basis based on the following rules:

•	The pro rata allocation percentage will be determined by dividing the number of shares we and the selling stockholders are offering (including shares subject to the underwriters’ over-allotment option) by the number of shares represented by valid successful bids.

•	Each bidder who has a successful bid will be allocated a number of shares equal to the pro rata allocation percentage multiplied by the number of shares represented by the successful bid, rounded to the nearest whole number of shares.

The following simplified, hypothetical example illustrates how pro rata allocation might work in practice:

Assumptions
Shares Offered	20,000
Total Shares Subject to Successful Bids	21,200
Pro Rata Allocation Percentage	94.34%

Successful Bidder	Shares Represented by Successful Bid	Pro Rata Allocation
A	100	94
B	2,100	1,981
C	4,000	3,774
D	4,500	4,245
E	5,000	4,717
F	5,500	5,189

Totals	21,200	20,000

Maximum Share Allocation.    With maximum share allocation, successful bidders will receive share allocations based on an algorithm. Under this method, successful bidders with smaller bid sizes would receive share allocations for their entire bid amounts, while successful bidders with larger bid sizes would receive no more than a maximum share allocation to be determined using the following algorithm:

•	The total of all share allocations must equal the total number of shares we and the selling stockholders are offering (including any shares subject to the over-allotment option).

•	Each successful bidder will receive a share allocation equal to the lesser of the number of shares represented by their successful bid and the maximum share allocation.

•	The maximum share allocation would be a number of shares that results in the full allocation of shares being offered.

The following simplified, hypothetical example illustrates how maximum share allocation might work in practice:

Assumptions
Shares Offered	20,000
Total Shares Subject to Successful Bids	21,200
Maximum Share Allocation	4,650

Successful Bidder	Shares Represented by Successful Bid	Share Allocation
A	100	100
B	2,100	2,100
C	4,000	4,000
D	4,500	4,500
E	5,000	4,650
F	5,500	4,650

Totals	21,200	20,000

We and our underwriters may implement the maximum share allocation method on a tiered basis taking into account factors such as the size of the bid.

Following the allocation process, our underwriters will provide successful bidders with a final prospectus and confirmations that detail their purchases of shares of our Class A common stock and the purchase price. These confirmations and the final prospectus will be delivered electronically.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             from our sale of the              shares of Class A common stock offered by us in this offering, based upon an assumed initial public offering price of $     per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            . We will not receive any of the net proceeds from the sale of the shares by the selling stockholders.

We expect to use the net proceeds received by us from this offering for general corporate purposes, including:

•	Sales and marketing expenses, research and development expenses and general and administrative expenses.

•	Capital expenditures.

•	Possible acquisitions of businesses, technologies or other assets.

Although we may use a portion of the net proceeds to acquire businesses, technologies or other assets, we have no current agreements or commitments with respect to any material acquisitions.

Pending such uses, we plan to invest the net proceeds in short-term, investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CASH AND CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term investments and capitalization at March 31, 2004, as follows:

•	On an actual basis.

•	On a pro forma basis to reflect the conversion of all of our Class A Senior common stock and preferred stock into an aggregate of 234,228,179 shares of Class B common stock and all of our common stock into an aggregate of 11,920,766 shares of Class A common stock, which will occur prior to the completion of the offering.

•	On a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale by us in this offering of shares of Class A common stock at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	At March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except par value)
		(unaudited)
Cash, cash equivalents and short-term investments	$454,888	$454,888	$

Long-term liabilities	38,172	38,172
Redeemable convertible preferred stock warrant	13,871	13,871

Stockholders’ equity:
Convertible preferred stock, $0.001 par value, issuable in series: 164,782 shares authorized, 71,662 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	44,346	—
Class A Senior common stock, $0.001 par value, ten votes per share: 300,000 shares authorized, 162,566 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	163	—
Common stock, $0.001 par value, one vote per share: 400,000 shares authorized, 11,921 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	12	—
Class B common stock, $0.001 par value, ten votes per share: no shares authorized, issued and outstanding, actual; shares authorized, 234,228 shares issued and outstanding, pro forma and pro forma as adjusted	—	234
Class A common stock, $0.001 par value, one vote per share: no shares authorized, issued and outstanding, actual; shares authorized, 11,921 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	12
Additional paid-in capital	801,701	845,976
Note receivable from officer/stockholder	(4,300)	(4,300)
Deferred stock-based compensation	(368,579)	(368,579)
Accumulated other comprehensive income	(888)	(888)
Retained earnings	255,325	255,325

Total stockholders’ equity	727,780	727,780

Total capitalization	$779,823	$779,823	$

The table above excludes the following shares:

•	shares of Class B common stock issuable upon the exercise of warrants outstanding at March 31, 2004, with a weighted average exercise price of $ per share.

•	shares of Class A common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of Class B common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of common stock available for future issuance under our stock option plans at March 31, 2004.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A and Class B common stock outstanding at March 31, 2004 after giving effect to the conversion of all of our Class A Senior common stock and preferred stock into Class B common stock and the conversion of all of our common stock into Class A common stock, which will occur immediately prior to the completion of the offering.

Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was $727.8 million, or $2.96 per share of Class A and Class B common stock at March 31, 2004. Assuming the sale by us of shares of Class A common stock offered in this offering at an initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2004, would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share of common stock to our existing stockholders and an immediate dilution of $             per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock	$
Pro forma net tangible book value per share at March 31, 2004		$2.96
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors	$

The following table sets forth on a pro forma as adjusted basis, at March 31, 2004, the number of shares of Class A common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock, by holders of options and warrants outstanding at March 31, 2004, and by the new investors, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%		%	$

Total		100.0%		$100.0%

The discussion and tables above are based on the number of shares of common stock and preferred stock outstanding at March 31, 2004.

The discussion and tables above (except for the last table above) exclude the following shares:

•	shares of Class B common stock issuable upon the exercise of warrants outstanding, at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of Class A common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of Class B common stock issuable upon the exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $ per share.

•	shares of common stock available for future issuance under our stock option plans at March 31, 2004.

To the extent outstanding options and warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002 and 2003, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and December 31, 2000, and the consolidated balance sheet data at December 31, 1999, 2000 and 2001, are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data at March 31, 2004 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$220	$19,108	$86,426	$347,848	$961,874	$178,894	$389,638
Costs and expenses:
Cost of revenues	908	6,081	14,228	39,850	121,794	17,471	53,413
Research and development	2,930	10,516	16,500	31,748	91,228	12,505	35,019
Sales and marketing	1,677	10,385	20,076	43,849	120,328	17,767	47,904
General and administrative	1,221	4,357	12,275	24,300	56,699	10,027	21,506
Stock-based compensation(1)	—	2,506	12,383	21,635	229,361	36,418	76,473

Total costs and expenses	6,736	33,845	75,462	161,382	619,410	94,188	234,315

Income (loss) from operations	(6,516)	(14,737)	10,964	186,466	342,464	84,706	155,323
Interest income (expense) and other, net	440	47	(896)	(1,551)	4,190	(47)	300
Income (loss) before income taxes	(6,076)	(14,690)	10,068	184,915	346,654	84,659	155,623
Provision for income taxes	—	—	3,083	85,259	241,006	58,859	91,650

Net income (loss)	$(6,076)	$(14,690)	$6,985	$99,656	$105,648	$25,800	$63,973

Net income (loss) per share(2):
Basic	$(0.14)	$(0.22)	$0.07	$0.86	$0.77	$0.20	$0.42
Diluted	$(0.14)	$(0.22)	$0.04	$0.45	$0.41	$0.10	$0.24
Number of shares used in per share calculations(2):
Basic	42,445	67,032	94,523	115,242	137,697	127,339	151,084
Diluted	42,445	67,032	186,776	220,633	256,638	248,687	264,183
(1) Stock-based compensation, consisting of amortization of deferred stock-based compensation and the value of options issued to non-employees for services rendered, is allocated as follows:
	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
						(unaudited)

Cost of revenues	$—	$167	$876	$1,065	$8,557	$1,452	$5,076
Research and development	—	1,573	4,440	8,746	138,377	19,423	46,265
Sales and marketing	—	514	1,667	4,934	44,607	7,618	14,146
General and administrative	—	252	5,400	6,890	37,820	7,925	10,986

	$—	$2,506	$12,383	$21,635	$229,361	$36,418	$76,473

(2)	See Note 1 of Notes to Consolidated Financial Statements included in this prospectus for information regarding the computation of per share amounts.

	At December 31,					At March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:						(unaudited)
Cash, cash equivalents and short-term investments	$20,038	$19,101	$33,589	$146,331	$334,718	$454,888
Total assets	25,808	46,872	84,457	286,892	871,458	1,079,454
Total long-term liabilities	3,096	7,397	8,044	9,560	33,365	38,172
Redeemable convertible preferred stock warrant	—	—	—	13,871	13,871	13,871
Deferred stock-based compensation	—	(8,457)	(15,833)	(35,401)	(369,668)	(368,579)
Total stockholders’ equity	20,009	27,234	50,152	173,953	588,770	727,780

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

Google is a global technology leader focused on improving the ways people connect with information. Our innovations in web search and advertising have made our web site a top Internet destination and our brand one of the most recognized in the world. Our mission is to organize the world’s information and make it universally accessible and useful. We serve three primary constituencies:

•	Users. We provide users with products and services that enable people to more quickly and easily find, create and organize information that is useful to them.

•	Advertisers. We provide advertisers our Google AdWords program, an auction-based advertising program that enables them to deliver relevant ads targeted to search results or web content. Our AdWords program provides advertisers with a cost-effective way to deliver ads to customers across Google sites and through the Google Network.

•	Web sites. We provide members of our Google Network our Google AdSense program, which allows these members to deliver AdWords ads that are relevant to the search results or content on their web sites. We share most of the fees these ads generate with our Google Network members—creating an important revenue stream for them.

We were incorporated in California in September 1998 and reincorporated in Delaware in August 2003. We began licensing our WebSearch product in the first quarter of 1999. We became profitable in 2001 following the launch of our Google AdWords program.

How We Generate Revenue

We derive most of our net revenues from fees we receive from our advertisers.

Our original business model consisted of licensing our search engine services to other web sites. In the first quarter of 2000, we introduced our first advertising program. Through our direct sales force we offered advertisers the ability to place text-based ads on our web sites targeted to our users’ search queries under a program called Premium Sponsorships. Advertisers paid us based on the number of times their ads were displayed on users’ search results pages, and we recognized revenue at the time these ads appeared. In the fourth quarter of 2000, we launched Google AdWords, an online self-service program that enables advertisers to place targeted text-based ads on our web sites. AdWords customers originally paid us based on the number of times their ads appeared on users’ search results pages. In the first quarter of 2002, we began offering AdWords exclusively on a cost-per-click basis, so that an advertiser pays us only when a user clicks on one of its ads. AdWords is also available through our direct sales force. Our AdWords agreements are generally terminable at any time by our advertisers. We recognize as revenue the fees charged advertisers each time a user clicks on one of the text-based ads that appear next to the search results on our web sites.

Effective January 1, 2004, we terminated the Premium Sponsorships program and now offer a single pricing structure to all of our advertisers based on the AdWords cost-per-click model. We do not expect that this change to one pricing structure will have a negative effect on our revenues because most of our advertisers switched to the AdWords cost-per-click model.

Google AdSense is the program through which we distribute our advertisers’ text-based ads for display on the web sites of our Google Network members. Our AdSense program includes AdSense for search and AdSense for content. AdSense for search, launched in the first quarter of 2002, is our service for distributing relevant ads from our advertisers for display with search results on our Google Network members’ sites. AdSense for content, launched in the first quarter of 2003, is our service for distributing ads from our advertisers that are relevant to content on our Google Network members’ sites. Our advertisers pay us a fee each time a user clicks on one of our advertisers’ ads displayed on Google Network members’ web sites. In the past, we have paid most of these advertiser fees to the members of the Google Network, and we expect to continue doing so for the foreseeable future. We recognize these fees, net of the portion we pay our Google Network members, as revenue. In some cases, we guarantee our Google Network members minimum revenue share payments. Members of the Google Network do not pay any fees associated with the use of our AdSense program on their web sites. Some of our Google Network members separately license our web search technology and pay related licensing fees to us.

We believe the factors that influence the success of our advertising programs include the following:

•	The relevance, objectivity and quality of our search results.

•	The number of searches initiated at our web sites or our Google Network members’ web sites.

•	The relevance and quality of advertisements displayed with search results on our web sites and of Google Network members’ web sites, or with the content on our Google Network members’ web sites.

•	The total number of advertisements displayed on our web sites and on web sites of Google Network members.

•	The rate at which people click on advertisements.

•	The number of advertisers.

•	The total and per click advertising spending budgets of an advertiser.

•	Our minimum fee per click, which is currently $0.05.

•	The advertisers’ return on investment from advertising campaigns on our web sites or on the web sites of our Google Network members compared to other forms of advertising.

Advertising revenues made up 77%, 92%, 95% and 96% of our net revenues in 2001, 2002, 2003 and in the three months ended March 31, 2004. We derive the balance of our net revenues from the license of our web search technology, the license of our search solutions to enterprises and the sale and license of other products and services.

Trends in Our Business

Our business has grown rapidly since inception, and we anticipate that our business will continue to grow. This growth has been characterized by substantially increased net revenues. However, our net revenue growth rate has declined, and we expect that it will continue to decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. In addition, steps we take to improve the relevance of the ads displayed, such as removing ads that generate low click-through rates, could negatively affect our near-term advertising revenues.

Although our operating margin was greater in the three months ended March 31, 2004 compared to the year ended December 31, 2003, we believe that our operating margin will decline in 2004 compared to 2003. We believe the decrease in operating margin will result from an increased portion of our net revenues being generated through our AdSense program, and from an anticipated increase in costs and expenses, other than stock-based compensation, as a percentage of net revenues in 2004 compared to 2003. The operating margin we realize on revenues generated from the web sites of our Google Network members through our AdSense program is significantly lower than that generated from paid clicks on our web sites. This lower operating margin arises because most of the advertiser fees from our AdSense agreements are shared with our Google Network members, leaving only a portion of these fees for us. The lower operating margin also results from the higher costs attributable to the additional sales and information systems infrastructure required to secure and manage our Google Network. We expect a greater percentage of our revenues in 2004 to come from our AdSense program. This anticipated decline to our operating margin is expected to be partially offset by a decrease in stock-based compensation as a percentage of net revenues in 2004 compared to 2003.

We have a large and diverse base of advertisers and Google Network members. No advertiser generated more than 3% of our net revenues in either 2001, 2002, 2003 or in the three months ended March 31, 2004. In addition, no Google Network member accounted for more than 5% of our net revenues in 2002, 2003 or in the three months ended March 31, 2004. We expect our base of advertisers and Google Network members to remain large and diverse for the foreseeable future.

We have experienced and expect to continue to experience substantial growth in our operations as we seek to expand our user, advertiser and Google Network members bases and continue to expand our presence in international markets. This growth has required the continued expansion of our human resources and substantial investments in property and equipment. Our full-time employee headcount has grown from 284 at December 31, 2001, to 682 at December 31, 2002, to 1,628 at December 31, 2003 and to 1,907 at March 31, 2004. In addition, we have employed a significant number of temporary employees in the past and expect to continue to do so in the foreseeable future. Our capital expenditures have grown from $13.1 million in 2001, to $37.2 million in 2002, to $176.8 million in 2003 and to $86.0 million in the three months ended March 31, 2004. We currently expect to spend at least $250 million on capital equipment, including information technology infrastructure, to manage our operations during 2004. In addition, we anticipate that the growth rate of our costs and expenses, other than stock-based compensation, may exceed the growth rate of our net revenues during 2004. Management of this growth will continue to require the devotion of significant employee and other resources. We may not be able to manage this growth effectively.

In early 2003, we decided to invest significant resources to begin the process of comprehensively documenting and analyzing our system of internal controls. We have identified areas of our internal controls requiring improvement, and we are in the process of designing enhanced processes and controls to address any issues identified through this review. Areas for improvement include streamlining our domestic and international billing processes, further limiting internal access to certain data systems and continuing to improve coordination across business functions. During our 2002 audit, our external auditors brought to our attention a need to increase restrictions on employee access to our advertising system and automate more of our financial processes. The auditors identified these issues together as a “reportable condition,” which means that these were matters that in the auditors’ judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements. In 2003, we devoted significant resources to remediate and improve our internal controls. Although we believe that these efforts have strengthened our internal controls and addressed the concerns that gave rise to the “reportable condition” in 2002, we are continuing to work to improve our internal controls, including in the areas of access and security. We plan to continue to invest the resources necessary to ensure the effectiveness of our internal controls and procedures, including in the areas of access and security.

Results of Operations

The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

The following table presents our historical operating results as a percentage of net revenues for the periods indicated:

				Three Months Ended
	Year Ended December 31,			December 31,	March 31,
	2001	2002	2003	2003	2003	2004
Consolidated Statements of Income Data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	16.5	11.5	12.7	15.1	9.8	13.7
Research and development	19.1	9.1	9.5	9.2	7.0	9.0
Sales and marketing	23.2	12.6	12.5	13.4	9.9	12.3
General and administrative	14.2	7.0	5.9	6.6	5.6	5.5
Stock-based compensation	14.3	6.2	23.8	27.6	20.4	19.6

Total costs and expenses	87.3	46.4	64.4	71.9	52.7	60.1

Income from operations	12.7	53.6	35.6	28.1	47.3	39.9
Interest income (expense) and other, net	(1.0)	(0.5)	0.4	1.0	0.0	0.0

Income before income taxes	11.7	53.1	36.0	29.1	47.3	39.9
Provision for income taxes	3.6	24.5	25.1	20.2	32.9	23.5

Net income	8.1%	28.6%	10.9%	8.9%	14.4%	16.4%

Net Revenues

The following table presents our net revenues, by revenue source, and the period over period percentage change, for the periods presented:

	Year Ended December 31,			Three Months Ended
	2001	2002	2003	March 31, 2003	December 31, 2003	March 31, 2004
				(unaudited)
	(dollars in thousands)
Advertising revenues:
Google web sites	$66,932	$306,977	$772,192	$154,108	$233,970	$293,053
Google Network web sites	—	12,278	144,411	15,287	61,031	82,246

Total advertising revenues	66,932	319,255	916,603	169,395	295,001	375,299
Licensing and other revenues	19,494	28,593	45,271	9,499	12,996	14,339

Net revenues	$86,426	$347,848	$961,874	$178,894	$307,997	$389,638

Percentage/change compared to prior year period:		2001-2002	2002-2003		December 2003- March 2004	March 2003- March 2004
Advertising revenues:
Google web sites		359%	152%		25%	90%
Google Network web sites		—	1,076		35	438
Total advertising revenues		377	187		27	122
Licensing and other revenues		47	58		10	51
Net revenues		302%	177%		27%	118%

The following table presents our net revenues, by revenue source, as a percentage of total net revenues for the periods presented:

	Year Ended December 31,			Three Months Ended
				March 31, 2003	December 31, 2003	March 31, 2004
	2001	2002	2003
Advertising revenues:
Google web sites	77%	88%	80%	86%	76%	75%
Google Network web sites	—	4	15	9	20	21

Total advertising revenues	77	92	95	95	96	96
Google web sites as % of advertising revenues	100	96	84	91	79	78
Google Network web sites as % of advertising revenues	—	4	16	9	21	22

Licensing and other revenues	23%	8%	5%	5%	4%	4%

Growth in our net revenues from 2002 to 2003, and from the three months ended March 31, 2003 or December 31, 2003 to the three months ended March 31, 2004, resulted primarily from growth in advertising revenues from ads on our web sites and, to a lesser extent, growth in revenues from ads on our Google Network members’ web sites. The advertising revenue growth resulted primarily from increases in the total number of paid clicks and advertisements displayed through our programs, rather than from changes in the fees charged. Net revenue growth was driven to a lesser extent by our introduction late in the first quarter of 2003 of AdSense for content.

Growth in our net revenues from 2001 to 2002 resulted from growth in advertising revenues from ads on our web sites. The growth in advertising revenues resulted primarily from increases in the total number of paid clicks under our cost-per-click programs and the total number of advertisements displayed through our cost-per-displayed ad programs, rather than from changes in the fees charged. The revenue growth was driven in part by our introduction of our cost-per-click revenue model in the early part of 2002, which contributed to a significant increase in the number of our advertisers, and to a lesser extent, by our introduction of AdSense for search in the first quarter of 2002.

We believe the increases in net revenues described above were the result of the relevance and quality of both the search results and advertisements displayed, which resulted in more searches, advertisers and Google Network members, and ultimately more paid clicks.

Revenues by Geography

Domestic and international net revenues as a percentage of consolidated net revenues, determined based on the billing addresses of our advertisers, are set forth below.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
United States	86%	79%	74%	74%	70%
International	14%	21%	26%	26%	30%

The growth in international net revenues is the result of our efforts to provide search results to international users and deliver more ads from non-U.S. advertisers. We expect that international net revenues will continue to grow as a percentage of our total net revenues during 2004 and in future periods. While international revenues accounted for approximately 26% of our total net revenues in 2003 and 30% in the three months ended March 31, 2004, more than half of our user traffic came from outside the U.S. See Note 12 of Notes to Consolidated Financial Statements included as part of this prospectus for additional information about geographic areas.

Costs and Expenses

Cost of Revenues.    Cost of revenues consists primarily of the expenses associated with the operation of our data centers, including depreciation, labor, energy and bandwidth costs. Cost of revenues also includes credit card and other transaction fees related to processing customer transactions. Typically, in situations where we pay a Google Network member more than the revenue we receive from our advertisers in connection with paid clicks on that Google Network member’s web site, we recognize the difference as cost of revenues. Due to intense competition for Google Network members and our limited ability to accurately forecast the number of paid clicks that will result, we expect that we will enter into AdSense agreements from time to time under which we will make payments to the Google Network member exceeding the revenue we recognize from the agreement. Cost of revenues also includes amortization of expenses related to purchased and licensed technologies.

Cost of revenues increased by $6.7 million to $53.4 million (or 13.7% of net revenues) in the three months ended March 31, 2004, from $46.7 million (or 15.1% of net revenues) in the three months ended December 31, 2003. This increase in dollars was primarily the result of depreciation of additional information technology assets purchased in the current and prior periods and additional data center costs required to manage more Internet traffic, advertising transactions and new products and services. There was an increase in data center costs of $7.7 million primarily resulting from purchases of additional information technology assets. In addition, there was an increase in credit card and other transaction processing fees of $2.1 million resulting from more advertiser fees generated through AdWords. The dollar increase in cost of revenues was partially offset by a decrease in cost of revenues of $3.2 million related to AdSense agreements under which we paid Google Network members more than the fees we received from our advertisers in connection with paid clicks on those members’ web sites.

Cost of revenues increased by $35.9 million to $53.4 million (or 13.7% of net revenues) in the three months ended March 31, 2004, from $17.5 million (or 9.8% of net revenues) in the three months ended March 31, 2003. This increase was primarily the result of depreciation of additional information technology assets purchased in the current and prior periods and additional data center costs required to manage more Internet traffic, advertising transactions and new products and services. There was an increase in data center costs of $18.1 million primarily resulting from the depreciation of additional information technology assets purchased in the current and prior periods. In addition, there was an increase in credit card and other transaction processing fees of $6.8 million resulting from more advertiser fees generated through AdWords. The dollar increase in cost of revenues was also driven by an increase of $8.6 million related to AdSense agreements under which we paid Google Network members more than the fees we received from our advertisers in connection with paid clicks on those members’ web sites. In addition, there was an increase in cost of revenues of $1.5 million related to amortization of developed technology resulting from acquisitions in 2003.

Cost of revenues increased by $81.9 million to $121.8 million (or 12.7% of net revenues) in 2003, from $39.9 million (or 11.5% of net revenues) in 2002. This increase was primarily the result of additional data center costs required to manage more Internet traffic, advertising transactions and new products and services. There was an increase in data center costs of $39.9 million primarily resulting from depreciation of additional information technology assets purchased in current and prior periods. In addition, there was an increase in credit card and other transaction processing fees of $15.7 million. The increase in cost of revenues was also driven by an increase of $19.7 million related to AdSense agreements under which we paid Google Network members more than the fees we received from our advertisers in connection with paid clicks on those Google Network members’ web sites. In addition, there was an increase in cost of revenues of $4.9 million related to amortization of developed technology resulting from acquisitions in 2003. The increase in cost of revenues as a percentage of net revenues was primarily the result of payments to Google Network members that exceeded advertising fees received from advertisers and amortization of developed technology.

Cost of revenues increased by $25.6 million to $39.9 million (or 11.5% of net revenues) in 2002, from $14.2 million (or 16.5% of net revenues) in 2001. This increase was primarily the result of additional data center costs required to manage more Internet traffic, advertising transactions and new products and services. There was an increase in data center costs of $15.3 million primarily resulting from depreciation of additional information technology assets purchased in current and prior periods. In addition, there was an increase in credit card and other transactional processing fees of $6.7 million. Also, $2.8 million of cost of revenues was recognized during 2002 related to AdSense agreements under which the value of the consideration we provided a Google Network member was more than the fees we received from our advertisers in connection with paid clicks on that Google Network member’s web site.

We expect cost of revenues to increase as a percentage of net revenues during 2004 primarily as a result of forecasted increases in our data center costs required to manage increased traffic, advertising transactions and new products and services. Also, increasingly competitive market conditions could result in more AdSense agreements under which payments to Google Network members exceed the fees we receive from advertisers.

Research and Development.    Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new products and services, as well as significant improvements to existing products and services. We expense research and development costs as they are incurred.

Research and development expenses increased by $6.5 million to $35.0 million (or 9.0% of net revenues) in the three months ended March 31, 2004, from $28.5 million (or 9.2% of net revenues) in the three months ended December 31, 2003. This increase in dollars was primarily due to an increase in labor and facilities related costs of $4.8 million as a result of a 22% increase in research and development headcount.

Research and development expenses increased by $22.5 million to $35.0 million (or 9.0% of net revenues) in the three months ended March 31, 2004, from $12.5 million (or 7.0% of net revenues) in the three months ended March 31, 2003. This increase was primarily due to an increase in labor and facilities related costs of $15.9 million as a result of a 123% increase in research and development headcount.

Research and development expenses increased by $59.5 million to $91.2 million (or 9.5% of net revenues) in 2003, from $31.7 million (or 9.1% of net revenues) in 2002. This increase was primarily due to an increase in labor and facilities related costs of $34.3 million as a result of a 101% increase in research and development headcount. In addition, we recognized $11.6 million of in-process research and development expenses during 2003 as a result of an acquisition.

Research and development expenses increased by $15.2 million to $31.7 million (or 9.1% of net revenues) in 2002, from $16.5 million (or 19.1% of net revenues) in 2001. This increase was primarily due to an increase in labor and facilities related costs of $13.2 million, principally as a result of an 83% increase in research and development headcount.

We anticipate that research and development expenses will increase in dollar amount and may increase as a percentage of net revenues in 2004 and future periods.

Sales and Marketing.    Sales and marketing expenses consist primarily of compensation and related costs for personnel engaged in marketing, customer service and sales and sales support functions, as well as advertising and promotional expenditures.

Sales and marketing expenses increased $6.7 million to $47.9 million (or 12.3% of net revenues) in the three months ended March 31, 2004, from $41.2 million (or 13.4% of net revenues) in the three months ended December 31, 2003. This increase in dollars was primarily due to an increase in labor and facilities related costs of $4.9 million mostly as a result of a 14% increase in sales and marketing headcount. The increase in sales and marketing personnel was a result of our on-going efforts to secure new, and to provide support to our existing, advertisers and Google Network members, on a worldwide basis.

Sales and marketing expenses increased $30.1 million to $47.9 million (or 12.3% of net revenues) in the three months ended March 31, 2004, from $17.8 million (or 9.9% of net revenues) in the three months ended March 31, 2003. This increase was primarily due to an increase in labor and facilities related costs of

$20.8 million mostly as a result of a 114% increase in sales and marketing headcount. In addition, advertising and promotional expenses increased $4.5 million and travel-related expenses increased $1.0 million. The increase in sales and marketing personnel and advertising, promotional and travel-related expenses was a result of our on-going efforts to secure new, and to provide support to our existing, advertisers and Google Network members, on a worldwide basis.

Sales and marketing expenses increased $76.5 million to $120.3 million (or 12.5% of net revenues) in 2003, from $43.8 million (or 12.6% of net revenues) in 2002. This increase was primarily due to an increase in labor and facilities related costs of $54.4 million mostly as a result of a 149% increase in sales and marketing headcount. In addition, advertising and promotional expenses increased $12.9 million and travel related expenses increased $3.2 million, primarily in the second half of 2003. The increase in sales and marketing personnel and advertising, promotional and travel-related expenses was a result of our on-going efforts to secure new, and to provide support to our existing, advertisers and Google Network members, on a worldwide basis. For instance, we have hired personnel to help our advertisers maximize their return on investment through the selection of appropriate keywords and have promoted the distribution of the Google Toolbar to Internet users in order to make our search services easier to access.

Sales and marketing expenses increased $23.7 million to $43.8 million (or 12.6% of net revenues) in 2002, from $20.1 million (or 23.2% of net revenues) in 2001. This increase was primarily due to increases in labor and facilities related costs of $19.5 million, primarily as a result of a 202% increase in headcount. Also, advertising and promotional expenses increased $1.7 million and travel related expenses increased $1.3 million.

We anticipate sales and marketing expenses will increase in dollar amount and may increase as a percentage of net revenues in 2004 and future periods as we continue to expand our business on a worldwide basis and endeavor to improve both the effectiveness of our advertisers’ campaigns and the support we provide to our advertisers and Google Network members.

General and Administrative.    General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our finance, human resources, facilities, information technology and legal organizations, and fees for professional services. Professional services are principally comprised of outside legal, audit and information technology consulting. To date, we have not experienced any significant amount of bad debts.

General and administrative expenses increased $1.2 million to $21.5 million (or 5.5% of net revenues) in the three months ended March 31, 2004, from $20.3 million (or 6.6% of net revenues) in the three months ended December 31, 2003. This increase in dollars was primarily due to an increase in labor and facilities related costs of $2.0 million, primarily as a result of a 20% increase in headcount, and an increase in professional services fees of $600,000. The additional personnel and professional services fees are the result of the growth of our business. These costs were offset by a decrease in bad debt expense of $1.0 million.

General and administrative expenses increased $11.5 million to $21.5 million (or 5.5% of net revenues) in the three months ended March 31, 2004, from $10.0 million (or 5.6% of net revenues) in the three months ended March 31, 2003. This increase was primarily due to an increase in labor and facilities related costs of $6.3 million, primarily as a result of a 102% increase in headcount, and an increase in professional services fees of $3.0 million. The additional personnel and professional services fees are the result of the growth of our business.

General and administrative expenses increased $32.4 million to $56.7 million (or 5.9% of net revenues) in 2003, from $24.3 million (or 7.0% of net revenues) in 2002. This increase was primarily due to an increase in labor and facilities related costs of $16.7 million, primarily as a result of a 194% increase in headcount, and an increase in professional services fees of $10.0 million, primarily in the second half of 2003. The additional personnel and professional services fees are the result of the growth of our business.

General and administrative expenses increased $12.0 million to $24.3 million (or 7.0% of net revenues) in 2002, from $12.3 million (or 14.2% of net revenues) in 2001. Labor and facilities related costs increased $7.8 million primarily as a result of a 96% increase in headcount. Professional services fees increased $3.9 million as a result of the growth of our business.

As we expand our business and incur additional expenses associated with being a public company, we believe general and administrative expenses will increase in dollar amount and may increase as a percentage of net revenues in 2004 and in future periods.

Stock-Based Compensation.    We have granted to our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock, as determined by our board of directors, on the date of option grant. For purposes of financial accounting, we have applied hindsight within each year to arrive at deemed values for the shares underlying our options. We recorded the difference between the exercise price of an option awarded to an employee and the deemed value of the underlying shares on the date of grant as deferred stock-based compensation. The determination of the deemed value of stock underlying options is discussed in detail below in “Critical Accounting Policies and Estimates—Stock-Based Compensation.” We recognize compensation expense as we amortize the deferred stock-based compensation amounts on an accelerated basis over the related vesting periods, generally four or five years. In addition, we have awarded options to non-employees to purchase our common stock. Stock-based compensation related to non-employees is measured on a fair-value basis using the Black-Scholes valuation model as the options are earned.

Stock-based compensation in the three months ended March 31, 2004 decreased $8.5 million to $76.5 million (or 19.6% of net revenues) from $85.0 million (or 27.6% of net revenues) in the three months ended December 31, 2003. The decrease was primarily driven by the recognition of $10.9 million of stock-based compensation related to the modification of terms of a former employee’s stock option agreement in the three months ended December 31, 2003 and a decrease in the level of stock option grants in the three months ended March 31, 2004. This decrease was partially offset by the larger differences between the exercise prices and the deemed values of the underlying stock on the dates of grant.

Stock-based compensation in the three months ended March 31, 2004 increased $40.1 million to $76.5 million (or 19.6% of net revenues) from $36.4 million (or 20.4% of net revenues) in the three months ended March 31, 2003. The increase was primarily driven by the larger differences between the exercise prices and the deemed values of the underlying common stock on the dates of grant, partially offset by a decrease in the level of stock option grants in recent periods.

Stock-based compensation increased $207.8 million to $229.4 million (or 23.8% of net revenues) in 2003 from $21.6 million (or 6.2% of net revenues) in 2002. The increase was primarily driven by the the larger differences between the exercise prices and the deemed values of the underlying common stock on the dates of grant and, to a lesser extent, an increase in the level of stock option grants in 2003. Stock-based compensation increased $9.2 million to $21.6 million (or 6.2% of net revenues) in 2002 from $12.4 million (or 14.3% of net revenues) in 2001. The increase was primarily driven by the larger differences between the exercise prices and the deemed values of the underlying common stock on the dates of grant, partially offset by a decrease in the level of stock option grants in 2002.

We currently expect stock-based compensation to be $204.8 million in 2004, $96.3 million in 2005, $47.5 million in 2006, $16.1 million in 2007, $3.5 million in 2008 and $1.5 million thereafter, related to the deferred stock-based compensation on the balance sheet at December 31, 2003. These amounts do not include stock-based compensation related to options granted to non-employees and any options granted to employees subsequent to January 1, 2004 at exercise prices less than the deemed value on the date of grant and any additional compensation expense that may be required as a result of any changes in the stock option accounting rules. These amounts also assume the continued employment throughout the referenced periods of the recipient of the options that gave rise to the deferred stock-based compensation.

At December 31, 2003, there were 500,150 unvested options held by non-employees with a weighted average exercise price of $0.69, a weighted average 48-month remaining vesting period and a 4-year remaining expected life. The options generally vest on a monthly and ratable basis subsequent to December 31, 2003. Depending on the fair market value of these options on their vesting dates, which will depend in significant part on the then current trading price of our Class A common stock, the related charge could be significant during 2004 and subsequent periods.

Interest Income (Expense) and Other, Net

Interest income (expense) and other of $300,000 in the three months ended March 31, 2004 was primarily the result of $1.3 million of interest income and realized gains earned on cash, cash equivalents and short-term investments balances, partially offset by $700,000 of foreign exchange losses from net receivables denominated in currencies other than U.S. dollars as a result of generally weakening foreign currencies against the U.S. dollar during the three months ended March 31, 2004, and approximately $300,000 of interest expense incurred on equipment leases, including the amortization of the fair value of warrants issued to lenders in prior years.

Interest income (expense) and other netted to approximately zero in the three months ended March 31, 2003 as a result of approximately $500,000 of interest income earned on cash, cash equivalents and short-term investments balances offset by approximately $500,000 of interest expense incurred on equipment loans and leases, including the amortization of the fair value of warrants issued to lenders in prior years.

Interest income (expense) and other of $4.2 million in 2003 was primarily the result of $2.6 million of interest income earned on cash, cash equivalents and short-term investments balances, and $2.1 million of net foreign exchange gains from net receivables denominated in currencies other than U.S. dollars as a result of generally strengthening foreign currencies against the U.S. dollar throughout 2003. In addition, we recognized $1.4 million of other income in 2003. These income sources were partially offset by $1.9 million of interest expense incurred on equipment loans and leases, including the amortization of the fair value of warrants issued to lenders in prior years.

Interest income (expense) and other of $(900,000) and $(1.6) million in 2001 and 2002 was primarily the result of interest expense incurred on equipment loans and leases, including the amortization of the fair value of warrants issued to lenders, partially offset by interest income on cash, cash equivalents and short-term investments balances.

Provision for Income Taxes

Our provision for income taxes increased to $91.7 million or an effective tax rate of 59% in the three months ended March 31, 2004, from $58.9 million or an effective tax rate of 70% in the three months ended March 31, 2003 and $62.2 million or an effective tax rate of 70% in the three months ended December 31, 2003. Our provision for income taxes increased to $241.0 million or an effective tax rate of 70% during 2003, from $85.3 million or an effective tax rate of 46% during 2002, and from $3.1 million or an effective tax rate of 31% during 2001. The increases in provision for income taxes primarily resulted from increases in Federal and state income taxes, driven by higher taxable income year over year. Our effective tax rate is our provision for income taxes expressed as a percentage of our income before income taxes. Our effective tax rate is higher than the statutory rate because we include in our costs and expenses in arriving at income before income taxes significant non-cash expense related to stock-based compensation, which are recognized for financial reporting purposes, but are not deductible for income tax purposes. The increases in our effective tax rates over each of 2001, 2002 and 2003 were primarily the result of an increase in stock-based compensation amounts. We believe that, in 2004, our effective tax rate will benefit from an increase in the percentage of profits expected in jurisdictions with lower statutory tax rates than in the U.S. This decrease may be offset, in part, by continued stock-based compensation charges. The expected statutory rate is based on current tax law and is subject to change. In addition, once there is a public market for our stock, we may reduce our tax provision based on the benefits we expect to realize upon exercise of certain options outstanding. Any such reduction would lower our effective tax rate. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 11 of Notes to Consolidated Financial Statements included in this prospectus.

Quarterly Results of Operations

You should read the following tables presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the nine quarters ended March 31, 2004. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. We believe that we experience increased levels of Internet traffic focused on commercial transactions in the fourth quarter and decreased levels of Internet traffic in the summer months. To date, these seasonal trends have been masked by the substantial quarter over quarter growth in our net revenues.

	Quarter Ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
	(in thousands)
	(unaudited)
Consolidated Statements of Income Data:
Net revenues	$41,874	$66,908	$102,534	$136,532	$178,894	$217,380	$257,603	$307,997	$389,638
Costs and expenses:
Cost of revenues	5,281	8,790	11,369	14,410	17,471	23,582	34,051	46,690	53,413
Research and development(1)	6,183	6,457	9,053	10,055	12,505	17,492	32,774	28,457	35,019
Sales and marketing	7,294	11,176	11,704	13,675	17,767	24,822	36,575	41,164	47,904
General and administrative	4,135	5,653	7,313	7,199	10,027	12,535	13,853	20,284	21,506
Stock-based compensation(2)	3,774	3,735	6,182	7,944	36,418	34,165	73,794	84,984	76,473

Total costs and expenses	26,667	35,811	45,621	53,283	94,188	112,596	191,047	221,579	234,315

Income from operations	15,207	31,097	56,913	83,249	84,706	104,784	66,556	86,418	155,323
Interest income, expense and other, net	(501)	(310)	(677)	(63)	(47)	766	464	3,007	300

Income before income taxes	14,706	30,787	56,236	83,186	84,659	105,550	67,020	89,425	155,623
Provision for income taxes	6,780	14,194	25,929	38,356	58,859	73,382	46,594	62,171	91,650

Net income	$7,926	$16,593	$30,307	$44,830	$25,800	$32,168	$20,426	$27,254	$63,973

(1)	The results for the quarter ended September 30, 2003 includes $11.6 million of in-process research and development expense related to an acquisition.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated in the table that follows. Stock-based compensation in any quarter is affected by the number of grants in the current and prior quarters, and the difference between the fair market values as determined by the board of directors on the date of grant and the deemed values used for financial accounting purposes. The use of the accelerated basis of amortization results in significantly greater stock-based compensation in the first year of vesting compared to subsequent years.

	Quarter Ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
	(in thousands)
	(unaudited)
Cost of revenues	$146	$158	$343	$418	$1,452	$1,361	$3,008	$2,736	$5,076
Research and development	1,242	1,415	2,802	3,287	19,423	18,814	43,878	56,262	46,265
Sales and marketing	473	827	1,528	2,106	7,618	7,093	15,819	14,077	14,146
General and administrative	1,913	1,335	1,509	2,133	7,925	6,897	11,089	11,909	10,986

	$3,774	$3,735	$6,182	$7,944	$36,418	$34,165	$73,794	$84,984	$76,473

The following table presents our unaudited quarterly results of operations as a percentage of net revenues for the nine quarters ended March 31, 2004.

	Quarter Ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
As Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	12.6	13.1	11.1	10.6	9.8	10.9	13.2	15.1	13.7
Research and development(1)	14.8	9.7	8.8	7.4	7.0	8.0	12.7	9.2	9.0
Sales and marketing	17.4	16.7	11.4	10.0	9.9	11.4	14.2	13.4	12.3
General and administrative	9.9	8.4	7.1	5.3	5.6	5.8	5.4	6.6	5.5
Stock-based compensation(2)	9.0	5.6	6.0	5.8	20.4	15.7	28.7	27.6	19.6

Total costs and expenses	63.7	53.5	44.4	39.1	52.7	51.8	74.2	71.9	60.1

Income from operations	36.3	46.5	55.6	60.9	47.3	48.2	25.8	28.1	39.9
Interest income, expense and other, net	(1.2)	(0.5)	(0.7)	(0.0)	(0.0)	0.4	0.2	1.0	0.0

Income before income taxes	35.1	46.0	54.9	60.9	47.3	48.6	26.0	29.1	39.9

Net income	18.9%	24.8%	29.6%	32.8%	14.4%	14.8%	7.9%	8.9%	16.4%

(1)	The results for the quarter ended September 30, 2003 includes $11.6 million of in-process research and development expense related to an acquisition.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated in the table that follows. Stock-based compensation in any quarter is affected by the number of grants in the current and prior quarters, and the difference between the fair market values as determined by the board of directors on the date of grant and the deemed values used for financial accounting purposes. The use of the accelerated basis of amortization results in significantly greater stock-based compensation in the first year of vesting compared to subsequent years.

	Quarter Ended
	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
Cost of revenues	0.3%	0.2%	0.3%	0.3%	0.8%	0.6%	1.2%	0.9%	1.3%
Research and development	3.0	2.2	2.7	2.4	11.0	8.6	17.1	18.2	11.9
Sales and marketing	1.1	1.2	1.5	1.5	4.3	3.3	6.1	4.6	3.6
General and administrative	4.6	2.0	1.5	1.6	4.3	3.2	4.3	3.9	2.8

	9.0%	5.6%	6.0%	5.8%	20.4%	15.7%	28.7%	27.6%	19.6%

Liquidity and Capital Resources

In summary, our cash flows were:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$31,089	$155,265	$395,446	$113,198	$204,357
Net cash used in investing activities	(29,091)	(109,717)	(313,954)	(59,491)	(103,853)
Net cash provided by (used in) financing activities	(2,439)	(5,473)	8,089	3,351	3,707

Since inception, we have financed our operations primarily through internally generated funds, private sales of preferred stock totaling $37.6 million and the use of our lines of credit with several financial institutions. At December 31, 2003, we had $334.7 million of cash, cash equivalents and short-term investments, compared to $146.3 million and $33.6 million at December 31, 2002 and 2001, respectively.

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, as well as the cash flow that we generate from our operations. At December 31, 2003, we had unused letters of credit for approximately $12.2 million. We believe that our existing cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. Our liquidity could be negatively affected by a decrease in demand for our products and services. In addition, we may make acquisitions or license products and technologies complementary to our business and may need to raise additional capital through future debt or equity financing to the extent necessary to fund any such acquisitions and licensing activities. Additional financing may not be available at all or on terms favorable to us.

Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, and the effect of changes in working capital and other activities. Cash provided by operating activities in the three months ended March 31, 2004 was $204.4 million and consisted of net income of $64.0 million, adjustments for non-cash items of $100.1 million and $40.3 million provided by working capital and other activities. Cash provided by operating activities in the three months ended March 31, 2003 was $113.2 million and consisted of net income of $25.8 million, adjustments for non-cash items of $47.1 million and $40.3 million provided by working capital and other activities. Cash provided by operating activities in 2003 was $395.4 million and consisted of net income of $105.6 million, adjustments for non-cash items of $296.0 million and $6.2 million used by working capital and other activities. Cash provided by operating activities in 2002 was $155.3 million and consisted of net income of $99.7 million, adjustments for non-cash items of $50.6 million and $5.0 million provided by working capital and other activities. Cash provided by operating activities in 2001 was $31.1 million and consisted of net income of $7.0 million, adjustments for non-cash items of $26.6 million and $2.5 million used by working capital and other activities. As we expand our business internationally, we may offer payment terms to certain advertisers that are standard in their locales, but longer than terms we would generally offer to our domestic advertisers. This may increase our working capital requirements and may have a negative effect on cash flow provided by our operating activities. We also expect that, once we are a public company, our cash-based compensation per employee will likely increase (in the form of variable bonus awards and other incentive arrangements) in order to retain and attract employees.

Cash used in investing activities in the three months ended March 31, 2004 of $103.9 million was attributable to capital expenditures of $86.0 million and net purchases of short-term investments of $17.8 million. Cash used in investing activities in the three months ended March 31, 2003 of $59.5 million was attributable to capital expenditures of $29.6 million and net purchases of short-term investments of $30.0 million. Capital expenditures are mainly for the purchase of information technology assets. Cash used in investing activities in 2003 of $314.0 million was attributable to capital expenditures of $176.8 million, net purchases of short-term investments of $97.2 million and net cash consideration used in acquisitions of $40.0 million. Cash used in investing activities in 2002 of $109.7 million was primarily attributable to net purchases of short-term investments of $72.6 million and capital expenditures of $37.2 million. Cash used in investing activities in 2001 of $29.1 million was primarily attributable to net purchases of short-term investments of $14.9 million and capital expenditures of $13.1 million. In order to manage expected increases in Internet traffic, advertising transactions and new products and services, and to support our overall global business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure. We currently expect to spend at least $250 million on capital equipment, including information technology infrastructure, to manage our operations during 2004.

Cash provided by financing activities in the three months ended March 31, 2004 of $3.7 million was due to proceeds from the issuance of common stock pursuant to stock option exercises of $4.9 million, net of repurchases, offset by repayment of capital lease obligations of $1.2 million. Cash provided by financing activities in the three months ended March 31, 2003 of $3.4 million was due to proceeds from the issuance of common stock pursuant to stock option exercises of $5.6 million, net of repurchases, offset by repayment of equipment loans and capital lease obligations of $2.2 million. Cash provided by financing activities in 2003 of $8.1 million was due to proceeds from the issuance of common stock pursuant to stock option exercises of $15.5 million, net of repurchases, offset by repayment of equipment loan and lease obligations of $7.4 million. Cash used in financing activities in 2002 of $5.5 million was due to repayment of equipment loan and capital lease obligations of $7.7 million, partially offset by proceeds from the issuance of common stock pursuant to stock option exercises of $2.3 million, net of repurchases. Cash used in financing activities in 2001 of $2.4 million was due to repayment of equipment loan and capital lease obligations of $4.5 million partially offset by proceeds from the issuance of convertible preferred stock of $1.0 million and the issuance of common stock pursuant to stock option exercises of $1.0 million, net of repurchases.

Contractual Obligations

Contractual obligations at December 31, 2003 are as follows:

	Payments due by period
	Total	Less than 12 months	13-48 months	49-60 months	More than 60 months
	(in millions)
	(unaudited)
Guaranteed minimum revenue share payments	$527.4	$205.1	$322.3	$—	$—
Capital lease obligations	7.4	5.3	2.1	—	—
Operating lease obligations	146.7	7.4	50.9	18.8	69.6
Purchase obligations	11.9	8.8	3.1	—	—
Other long-term liabilities reflected on our balance sheet under GAAP	1.5	—	0.2	0.2	1.1

Total contractual obligations	$694.9	$226.6	$378.6	$19.0	$70.7

Guaranteed Minimum Revenue Share Payments

In connection with our AdSense revenue share agreements, we are periodically required to make non-cancelable guaranteed minimum revenue share payments to a small number of our Google Network members over the term of the respective contracts. Under some of our contracts, these guaranteed payments can vary based on our Google Network members achieving defined performance terms, such as number of advertisements displayed or search queries. In some cases, certain guaranteed amounts will be adjusted downward if our Google Network members do not meet their performance terms and, in some cases, these amounts will be adjusted upward if they exceed their performance terms. Upward adjustments are capped at total advertiser fees generated under an AdSense agreement during the guarantee period. The amounts included in the table above assume that the historical upward performance adjustments with respect to each contract will continue, but do not make a similar assumption with respect to downward adjustments. We believe these amounts best represent a reasonable estimate of the future minimum guaranteed payments. Actual guaranteed payments may differ from the estimates presented above. To date, total advertiser fees generated under these AdSense agreements have exceeded the total guaranteed minimum revenue share payments. Five of our Google Network members account for approximately 70% of the total future guaranteed minimum revenue share payments and 10 of our Google Network members account for 91% of these payments. In 2003, we made $108.8 million of noncancellable minimum guaranteed revenue payments. We recognized cost of revenues of $8.8 million related to $32.1 million of these payments and we recognized net revenues of $40.8 million related to the arrangements under which we made the remaining $76.7 million of these payments. At March 31, 2004, our aggregate outstanding non-cancelable minimum guarantee commitments totaled $544.8 million.

In addition, in connection with some other AdSense agreements, we have agreed to make an aggregate of $51.9 million of minimum revenue share payments through 2006. This amount is not included in the above table since we generally have the right to cancel these agreements at any time. Because we sometimes cancel agreements that perform poorly, we do not expect to make all of these minimum revenue share payments. In 2003, we recognized $13.2 million of cost of revenues under these agreements.

Capital Lease Obligations

At December 31, 2003, we had capital lease obligations of $7.4 million (comprised of $6.6 million of principal and $800,000 of interest) related to several of our equipment leases. These amounts will come due under the terms of the arrangements at various dates through October 2005.

Operating Leases

During 2003, we entered into a nine-year sublease for our headquarters in Mountain View, California. According to the terms of the sublease, we will begin making payments in July 2005 and payments will increase at 3% per annum thereafter. We recognize rent expense on our operating leases on a straight-line basis as of the commencement of the lease. The lease terminates on December 31, 2012; however, we may exercise two five-year renewal options at our discretion. We have an option to purchase the property for approximately $172.4 million, which is exercisable in 2006.

In addition, we have entered into various other non-cancelable operating lease agreements for our offices and data centers throughout the U.S. and internationally with original lease periods expiring between 2004 and 2015. We recognize rent expense on our operating leases on a straight-line basis at the commencement of the lease. Certain of these leases have free or escalating rent payment provisions. We recognize rent expense under such leases on a straight-line basis. Total payments relating to leases having an initial or remaining non-cancelable term of less than one year are $2.3 million and are not included in the table above.

Subsequent to December 31, 2003, we entered into additional non-cancelable operating lease agreements with future minimum commitment payments as follows: $900,000 due in less than 12 months, $11.7 million due in 13-48 months, $6.6 million in 49-60 months and $10.6 million due in more than 60 months which are not included in the above table.

Purchase Obligations

Purchase obligations in the above table represent non-cancelable contractual obligations at December 31, 2003. In addition, we had $24.9 million of open purchase orders for which we have not received the related services or goods at December 31, 2003. This amount is not included in the above table since we have the right to cancel the purchase orders upon 10 days notice prior to the date of delivery. The majority of our purchase obligations are related to data center operations.

Off-Balance Sheet Entities

At December 31, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, we could reasonably have used different accounting policies and estimates. In some cases changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. Our management has reviewed our critical accounting policies and estimates with our board of directors.

Revenue Recognition

Net Versus Gross Revenues

We recognize as revenue the fee an advertiser pays us when a user clicks on an ad that we have delivered to a Google Network member’s web site net of the portion we pay that Google Network member. This methodology is based on our determination that we are not the principal to transactions under our AdSense program. EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, notes that indicators used to determine whether an entity is a principal or an agent to a transaction are subject to significant judgment. We believe the most meaningful indicator in making such a determination is that our Google Network members provide the access users have to ads we place on our Google Network members’ web sites. Our Google Network members also determine standards regarding the types of ads that may be displayed on their web sites. Furthermore, there are two other factors that indicate that we are not the principal in these transactions. First, we only keep a small portion of the advertiser fees generated under these AdSense agreements. Second, as a result of the presence of guaranteed minimum revenue share obligations, we have on occasion received less advertiser fees than the amounts we are required to pay our Google Network members. The alternative reporting position, reporting on a gross basis, would require us to include in both our revenues and cost of revenues the portion of the advertising fee we are obligated to pay to our Google Network members. If we had reported our revenues on a gross basis, our revenues and our cost of revenues would have been $91.7 million higher in 2002 and $504.0 million higher in 2003 and our operating margin would have been 11.1 percentage points lower in 2002 and 12.7 percentage points lower in 2003. There was no AdSense program prior to 2002.

Amortization of Guaranteed Minimum Revenue Share Payments

Certain AdSense agreements obligate us to make guaranteed minimum revenue share payments to Google Network members based on their achieving defined performance terms. Our guaranteed minimum provisions normally cover a period of three months or less, but there may be successive guarantee periods during the term of the agreement. Because we believe each period covered by a guaranteed minimum is a separate transaction or accounting unit, our policy is to recognize either net revenues or cost of revenues over the period covered by the guaranteed minimum, but not both. As a result, we amortize any guaranteed minimum prepayment (or accrete an amount payable to our Google Network member if the guaranteed minimum payment is due in arrears) equal to the related advertiser fees we receive until such time as we can determine it is probable that such fees over the remaining period covered by the guaranteed minimum will be greater than or less than the remaining guaranteed minimum amount. We recognize no net revenues or cost of revenues related to the guaranteed minimum provision until the time we make such a determination, no later than halfway through the period covered by the guaranteed minimum. Once we make such a determination, we thereafter recognize net revenues or cost of revenues equal to the amount by which the related advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount. We occasionally revise such determinations. Thereafter, and to the extent advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount, cost of revenue or net revenue amounts previously recognized are not restated. Instead, in the then current period we reduce cost of revenues or net revenues by the amount previously recognized and any remaining amount is recognized as net revenues or cost of revenues, respectively. We have not reduced any material cost of revenue or net revenue amounts previously recorded in any of the years presented.

Our determination of whether an AdSense agreement will be profitable over periods covered by guaranteed minimums or other relevant periods is based on assumptions of matters that are inherently uncertain, such as the number of forecasted paid clicks on our Google Network members’ web sites. Although to date our forecasts of specific AdSense agreements have been materially accurate, they may not be accurate in the future. It is possible that actual advertiser fees in the future will be different than forecasted such that cost of revenues or net revenues previously recognized would be reduced in the current period, which could distort our cost of revenue or net revenue trends.

We do not recognize in a current period the amount by which guaranteed minimums and other costs are expected to exceed related advertiser fees over the remaining term of an AdSense agreement. Instead, we recognize these costs in the periods in which they are incurred. However, if and at the time an AdSense agreement is terminated or abandoned, we will recognize a charge against net revenues and/or to cost of revenues to the full extent of our remaining obligations under the terms of the agreement. We have not terminated or abandoned any AdSense agreement that has resulted in a charge against earnings in any of the years presented.

If all guaranteed minimums and other costs related to all AdSense agreements were amortized on a pro rata basis from the commencement of each AdSense agreement, our net revenues would have been the same as reported in 2003 and $781,000 higher than reported in the three months ended March 31, 2004 and cost of revenues would have been $484,000 higher than reported in 2003 and the same as reported in the three months ended March 31, 2004. There was no difference between the recognition of net revenues and cost of revenues using either of these two methods during 2002. There were no guaranteed minimums during 2001 because we did not introduce AdSense until 2002.

Additional Payments to Google Network Members

Concurrent with the commencement of certain AdSense agreements we have purchased specific items from, or provided other consideration to, our Google Network members. According to EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s product or service and, therefore, should be characterized as a reduction of revenues when recognized in the vendor’s income statement unless the vendor receives an identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the value of the benefit identified. If we determine we will derive little or no benefit from a purchased item, or if we cannot estimate the item’s fair value, then the cost of the item is deemed to be part of the AdSense agreement and is amortized against net revenues or to cost of revenues, as the case may be. The cost of such an item, along with other cash payments or the value of other consideration such as warrants to purchase our stock, is amortized so that neither net revenues nor cost of revenues is recognized until we determine it is probable that the sum of the pro rated cost and any remaining unamortized guaranteed minimum amounts will be either greater or less than the related gross revenue. The cost is pro-rated over each of the periods covered by the guaranteed minimums or, if there are no guaranteed minimums, over periods not to exceed twelve months. After such a determination has been made, we amortize the pro rated cost such that only net revenues or cost of revenues is recognized over the remaining term covered by the guaranteed minimum or over a period of not more than twelve months.

The costs of items purchased from, or other consideration provided to, our Google Network members concurrent with the commencement of certain AdSense agreements that we have determined have no other value to us were $13.9 million, $19.8 million and $616,000 in 2002 and 2003, and in the three months ended March 31, 2004, and the related unamortized amounts were $4.6 million, $18.8 million and $17.9 million at December 31, 2002 and 2003 and March 31, 2004.

Stock-based Compensation

Accounting for Stock-Based Awards to Employees

We have granted to our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock, as determined by our board of directors, on the date of option grant. For purposes of financial accounting, we have applied hindsight to arrive at deemed values for the shares underlying our options. We record deferred stock-based compensation to the extent that the deemed value of the stock at the date of grant exceeds the exercise price of the option. The deemed values were determined based on a number of factors including input from advisors, our historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. These valuations are inherently highly uncertain and subjective. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, our net income, net income per share and recorded goodwill amounts could have been significantly different.

We recognize compensation expense as we amortize the deferred stock-based compensation amounts on an accelerated basis over the related vesting periods. The table below shows employee and non-employee stock-based compensation expense recognized during 2001, 2002 and 2003. In addition, the table presents the expected stock-based compensation expense for options granted to employees prior to January 1, 2004 for each of the next five years and thereafter, assuming no change in the stock option accounting rules and assuming all employees remain employed by us for their remaining vesting periods. These amounts are compared to the expense and expected expense we would have recognized had we amortized deferred stock-based compensation on a straight-line basis.

	Stock-based compensation expense Year Ended December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	thereafter
	(in millions)
Accelerated basis	$12.4	$21.6	$229.4	$204.8	$96.3	$47.5	$16.1	$3.5	$1.5
Straight-line basis	$6.9	$13.3	$121.0	$138.0	$134.5	$123.7	$71.2	$20.6	$5.6

Note 1 of Notes to Consolidated Financial Statements included as part of this prospectus describes what the impact would have been had we expensed employee stock awards under the fair value method using the Black-Scholes option-pricing model.

Accounting for Stock-Based Awards to Non-employees

We measure the fair value of options to purchase our common stock granted to non-employees throughout the vesting period as they are earned, at which time we recognize a charge to stock-based compensation. The fair value is determined using the Black-Scholes option-pricing model, which considers the exercise price relative to the deemed value of the underlying stock, the expected stock price volatility, the risk-free interest rate and the dividend yield. As discussed above, the deemed value of the underlying stock was based on assumptions of matters that are inherently highly uncertain and subjective. As there has been no public market for our stock, our assumptions about stock-price volatility are based on the volatility rates of comparable publicly held companies. These rates may or may not reflect our stock-price volatility should we become a publicly held company. If we had made different assumptions about the deemed value of our stock or stock-price volatility, the related stock-based compensation expense and our net income and net income per share amounts could have been significantly different.

Effect of Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on our financial statements.

During November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees of third party obligations issued or modified after December 31, 2002, and the disclosure requirements apply to such guarantees outstanding at December 31, 2002. The Company adopted the provisions of FIN 45 at January 1, 2003. The adoption of this Interpretation did not have an impact on our operating results. See further discussion regarding indemnifications in Note 7 to the Notes to the Consolidated Financial Statements included with this prospectus.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. We do not have any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in currency exchange rates, interest rates and marketable equity security prices.

Foreign Exchange Risk

Our exposure to foreign currency transaction gains and losses is the result of certain net receivables of the U.S. parent due from its subsidiaries and customers being denominated in currencies other than the U.S. dollar, primarily the British Pound, the Euro and the Japanese Yen. Our foreign subsidiaries conduct their businesses in local currency. We recognized a foreign currency transaction loss of $700,000 as a result of generally weakening foreign currencies against the U.S. dollar throughout the three months ended March 31, 2004. Also, we recognized a foreign currency transaction gain of $2.1 million as a result of generally strengthening foreign currencies against the U.S. dollar throughout 2003. Effective January 2004, we began to bill our international online sales through a foreign subsidiary, which will lower our exposure to foreign currency transaction gains and losses. In addition, effective January 2004 our board of directors approved a foreign exchange hedging program designed to minimize the future potential impact due to changes in foreign currency exchange rates. We also generate revenue in certain countries in Asia where there are limited forward currency exchange markets, thus making these exposures difficult to hedge. Currently, we have no foreign currency hedges in place.

Our exposure to foreign currency translation gains and losses arises from the translation of certain net assets of our subsidiaries to U.S. dollars during consolidation. During 2003, we recognized a foreign currency translation gain of $1.7 million as a result of greater aggregate net assets of our subsidiaries and stronger foreign currencies compared to the U.S. dollar at December 31, 2003 than at December 31, 2002.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 10% for all currencies could be experienced in the near term. These changes would have resulted in an adverse impact on income before taxes of approximately $13.8 million and $4.5 million at March 31, 2004 and December 31, 2003.

Interest Rate Risk

We invest in a variety of securities, consisting primarily of investments in interest-bearing demand deposit accounts with financial institutions, tax-exempt money market funds and highly liquid debt securities of corporations and municipalities. By policy, we limit the amount of credit exposure to any one issuer.

Investments in both fixed rate and floating rate interest earning products carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future.

We considered the historical volatility of short term interest rates and determined that it was reasonably possible that an adverse change of 100 basis points could be experienced in the near term. A hypothetical 1.00% (100 basis-point) increase in interest rates would have resulted in a decrease in the fair values of our investment securities of approximately $2.5 million and $1.9 million at March 31, 2004 and December 31, 2003.

BUSINESS

Overview

Google is a global technology leader focused on improving the ways people connect with information. Our innovations in web search and advertising have made our web site a top Internet destination and our brand one of the most recognized in the world. We maintain the world’s largest online index of web sites and other content, and we make this information freely available to anyone with an Internet connection. Our automated search technology helps people obtain nearly instant access to relevant information from our vast online index.

We generate revenue by delivering relevant, cost-effective online advertising. Businesses use our AdWords program to promote their products and services with targeted advertising. In addition, the thousands of third-party web sites that comprise our Google Network use our Google AdSense program to deliver relevant ads that generate revenue and enhance the user experience.

Our Mission

Our mission is to organize the world’s information and make it universally accessible and useful. We believe that the most effective, and ultimately the most profitable, way to accomplish our mission is to put the needs of our users first. We have found that offering a high-quality user experience leads to increased traffic and strong word-of-mouth promotion. Our dedication to putting users first is reflected in three key commitments we have made to our users:

•	We will do our best to provide the most relevant and useful search results possible, independent of financial incentives. Our search results will be objective and we will not accept payment for inclusion or ranking in them.

•	We will do our best to provide the most relevant and useful advertising. If any element on a result page is influenced by payment to us, we will make it clear to our users. Advertisements should not be an annoying interruption.

•	We will never stop working to improve our user experience, our search technology and other important areas of information organization.

We believe that our user focus is the foundation of our success to date. We also believe that this focus is critical for the creation of long-term value. We do not intend to compromise our user focus for short-term economic gain.

How We Provide Value to Users, Advertisers and Web Sites

Our Users

We serve our users by developing products that enable people to more quickly and easily find, create and organize information. We place a premium on products that matter to many people and have the potential to improve their lives, especially in areas in which our expertise enables us to excel.

Search is one such area. People use search frequently and the results are often of great importance to them. For example, people search for information on medical conditions, purchase decisions, technical questions, long-lost friends and other topics about which they care a great deal. Delivering quality search results requires significant computing power, advanced software and complex processes—areas in which we have expertise and a high level of focus.

Communication is another such area. People increasingly rely on the Internet to communicate with each other. Gmail, our new email service (still in test mode), offers a gigabyte of free storage for each user, along with email search capabilities and relevant advertising. Delivering an improved user experience in Gmail has similar in computing and software requirements.

Some of the key benefits we offer to users include:

Relevant and Useful Information.    Our technologies sort through a vast and growing amount of information to deliver relevant and useful search results in response to user queries. This is an area of continual development for us. When we started the company five years ago, our web index contained approximately 30 million documents. We now index more than 4 billion web pages, or more than 100 times as much information. We are also constantly developing new functionality. Recent enhancements include personalization, which lets users specify interests to help our technology generate customized search results; and local search, which lets users look for web pages and businesses based on a certain geographic location. We also provide convenient links to specialized information, such as definitions, maps and travel information.

Objectivity.    We believe it is very important that the results users get from Google are produced with only their interests in mind. We do not accept money for search result ranking or inclusion. We do accept fees for advertising, but it does not influence how we generate our search results. The advertising is clearly marked and separated. This is similar to a newspaper, where the articles are independent of the advertising. Some of our competitors charge web sites for inclusion in their indices or for more frequent updating of pages. Inclusion and frequent updating in our index are open to all sites free of charge. We apply these principles to each of our products and services. We believe it is important for users to have access to the best available information and research, not just the information that someone pays for them to see.

Global Access.    We strive to provide Google to everyone in the world. Users from around the world visit our destination sites at Google.com and our 95 other international domains, such as Google.de, Google.fr, Google.co.uk, Google.co.jp and Google.ca. The Google interface is available in 97 languages. Through Google News, we offer an automated collection of frequently updated news stories tailored to 10 international audiences. We also offer automatic translation of content between various languages. We provide localized versions of Google in many developing countries. Although we do not currently recover our costs in these countries, we believe providing our products and services is an important social good and a valuable long-term business investment.

Ease of Use.    We have always believed that the most useful and powerful search technology hides its complexity from users and provides them with a simple, intuitive way to get the information they want. We have devoted significant efforts to create a streamlined and easy-to-use interface based on a clean search box set prominently on a page free of commercial clutter. We have also created many features that enhance the user experience. Our products present these features when we believe they will be most useful, rather than promoting them unnecessarily. For example, Google WebSearch offers maps when a search appears to be for a geographic location.

Pertinent, Useful Commercial Information.    The search for information online often involves an interest in commercial information—researching a purchase, comparing products and services or actively shopping. We help people find commercial information through our search services and by presenting ads that are relevant to the information people seek. To ensure we display only the most relevant commercial information, our technology automatically rewards ads that users prefer and removes ads that users do not find helpful. For example, among our search services, we offer Froogle, a search engine for finding products for sale online.

Our Advertisers

As more people spend additional time and money online, advertisers are increasingly turning to the Internet to market their products and services to consumers. For these advertisers, we offer Google AdWords, an auction-based advertising program that enables them to deliver relevant ads targeted to search results or web content. Our AdWords program provides advertisers with a cost-effective way to deliver ads to customers across Google sites and through the Google Network. The advertisers using AdWords range from small businesses targeting local customers to many of the world’s largest global enterprises.

The AdWords program offers advertisers the following benefits:

Effective Return on Investment.    Many advertising dollars are wasted because they are spent delivering messages that are ignored or that reach too broad an audience. With Google AdWords, businesses can achieve greater cost-effectiveness with their marketing budgets for two reasons—AdWords shows ads only to people seeking information related to what the advertisers are selling, and advertisers pay us only when a user clicks on one of their ads. Because we offer a simple ad format, advertisers can avoid incurring significant design, copywriting or other production costs associated with creating ads. As a result, even small advertisers find AdWords cost-effective for connecting with potential customers. In addition, advertisers can easily create many different ads, increasing the likelihood that an ad is exactly suited to a user’s search. Users can find advertisements for exactly what they are seeking, and advertisers can find users who want exactly what they are offering. When the interests of users and advertisers align, both are well served.

Access to the Google Network.    We serve AdWords ads to the thousands of third-party web sites that make up the Google Network. As a result, advertisers that use our AdWords program can target users on our sites and on search and content sites across the web. This gives advertisers increased exposure to people who are likely to be interested in their offerings. The Google Network significantly enhances our ability to attract interested users.

Precise Campaign Control.    Google AdWords gives advertisers hands-on control over most elements of their ad campaigns. Advertisers can specify the relevant search or content topics for each of their ads. Advertisers can also manage expenditures by setting a maximum daily budget and determining how much they are willing to pay whenever a user clicks on an ad. Our online tracking tools and reports give advertisers timely updates on how well their campaigns are performing and enable them to make changes or refinements quickly. Advertisers can also target their campaigns by neighborhood, city, country, region or language.

Global Support.    We provide customer service to our advertiser base through our global support organization as well as through field sales offices in 11 countries. AdWords is available on a self-service basis with email support. Advertisers with more extensive needs and budgets can request strategic support services, which include an account team of experienced professionals to help them set up, manage and optimize their campaigns.

Web Sites

Nearly every web site in the world is indexed and made searchable by Google. Our users do searches and are directed to relevant web sites. Google provides a significant amount of traffic to web sites with which we have no business relationship. Many web sites are able to generate revenue from that traffic, but others have difficulty doing so. We are enthusiastic about helping sites make money and thereby facilitating the creation of better content to search. If there is better content on the web, people are likely to do more searches, and we expect that will be good for our business and for users. To address this opportunity, we created Google AdSense. Our Google AdSense program enables the web sites—large and small—that make up the Google Network to deliver AdWords ads that are relevant to the search results or content on their pages. We share most of the revenue generated from ads shown by a member of the Google Network with that member—creating an additional revenue stream for them. Web sites can also license our Google WebSearch product to offer the Google search experience to their users. The key benefits we offer to web sites in the Google Network include:

Access to Advertisers.    Many small web site companies do not have the time or resources to develop effective programs for generating revenue from online advertising. Even larger sites, with dedicated sales teams, may find it difficult to generate revenue from pages with specialized content. Google AdSense gives these web sites immediate access to our base of advertisers and their broad collection of ads. In addition to helping web sites in the Google Network generate revenue more effectively, the automated nature of AdSense enables them to generate revenue more efficiently.

Improved User Satisfaction.    In their quest for revenue, many Internet companies have cluttered their web sites with intrusive or untargeted advertising that may distract or confuse users and may undermine users’ ability to find the information they want. Some web sites have adopted practices we consider to be abusive, including pop-up ads or ads that take over web pages. We believe these tactics can cause dissatisfaction with Internet advertising and reduce use of the Internet overall. Our AdSense program extends our commitment to improving the overall web experience for users by enabling web sites to display AdWords ads in a fashion that we believe people find useful rather than disruptive.

Products and Services

Our product development philosophy is centered on rapid and continuous innovation, with frequent releases of test products that we seek to improve with every iteration. We often make products available early in their development stages by posting them on Google Labs, at test locations online or directly on Google.com. If our users find a product useful, we promote it to “beta” status for additional testing. Our beta testing periods often last a year or more. Once we are satisfied that a product is of high quality and utility, we remove the beta label and make it a core Google product. Our current principal products and services are described below.

Google.com

We are focused on building products and services that benefit our users and enable them to find relevant information quickly and easily. We offer, free of charge, all of the following services at Google.com and many of them at our international sites.

Google WebSearch.    In addition to providing easy access to more than 4 billion web pages, we have integrated special features into Google WebSearch to help people find exactly what they are looking for on the web. The Google.com search experience also includes:

•	Advanced Search Functionality—enables users to construct more complex queries, for example by using Boolean logic or restricting results to languages, countries or web sites.

•	Spell Checker—suggests alternate search terms when a search appears to contain misspellings or typing errors.

•	Web Page Translation—automatically translates web pages published in French, German, Italian, Portuguese and Spanish into English, or vice versa.

•	Stock Quotes—provides links to stock and mutual fund information.

•	Street Maps—provides links to street maps and directions.

•	Calculator—solves math problems involving basic arithmetic, complicated math or physical constants and converts between units of measure.

•	Definitions—provides definitions for words or phrases based on content we have indexed.

•	PhoneBook—provides U.S. street addresses and phone numbers for U.S. businesses and residences.

•	Search by Number—enables people to conduct quick searches by entering FedEx, UPS and USPS package tracking numbers, vehicle ID numbers, product codes, telephone area codes, patent numbers, FAA airplane registration numbers and FCC equipment ID numbers.

•	Travel Information—enables people to check the status of U.S. airline flights and see delays and weather conditions at U.S. airports.

•	Cached Links—provides snapshots of web pages taken when the pages were indexed, enabling web users to view web pages that are no longer available.

Google Image Search.    Google Image Search is our searchable index of 880 million images found across the web. To extend the usefulness of Google Image Search, we offer advanced features, such as searching by image size, format and coloration and restricting searches to specific web sites or domains.

Google News.    Google News gathers information from nearly 10,000 news sources worldwide and presents news stories in a searchable format within minutes of their publication on the web. The leading stories are presented as headlines on the Google News home page. These headlines are selected for display entirely by a computer algorithm, without regard to political viewpoint or ideology. Google News uses an automated process to pull together related headlines, which enables people to see many different viewpoints on the same story. Because topics are updated continuously throughout the day, people generally see new stories each time they check Google News. We currently provide our Google News service tailored to 10 international audiences.

Google Toolbar.    The Google Toolbar makes our search technology constantly and easily available as people browse the web. The Google Toolbar is available as a free, fast download and can improve people’s web experience through several innovative features, including:

•	Pop-up Blocker—blocks pop-up advertising while people use the web.

•	PageRank Indicator—displays Google’s ranking of any page on the web.

•	AutoFill—completes web forms with information saved securely on a user’s own computer.

•	Highlight—highlights search terms where they appear on a web page, with each term marked in a different color.

•	Word Find—finds search terms wherever they appear on a web page.

Froogle.    Froogle enables people to easily find products for sale online. By focusing entirely on product search, Froogle applies the power of our search technology to a very specific task—locating stores that sell the items users seek and pointing them directly to the web sites where they can shop. Froogle users can sort results by price, specify a desired price range and view product photos. Froogle accepts data feeds directly from merchants to ensure that product information is up-to-date and accurate. Most online merchants are also automatically included in Froogle’s index of shopping sites. Because we do not charge merchants for inclusion in Froogle, our users can browse product categories or conduct product searches with confidence that the results we provide are relevant and unbiased. As with many of our products, Froogle displays relevant advertising separately from search results.

Google Groups.    Google Groups enables easy participation in Internet discussion groups by providing users with tools to search, read and browse these groups and to post messages of their own. Google Groups contains the entire archive of Usenet Internet discussion groups dating back to 1981—more than 845 million posted messages. The discussions in these groups cover a broad range of discourse and provide a comprehensive look at evolving viewpoints, debate and advice on many subjects.

Google Wireless.    Google Wireless offers people the ability to search and view both the “mobile web,” consisting of 5 million pages created specifically for wireless devices, and the entire Google index of more than 4 billion web pages. Google Wireless supports common mobile Internet standards, including WML, HDML and HTML, and i-mode and J-Sky compatible HTML mobile Internet standards. Google Wireless is available through many wireless and mobile phone services worldwide.

Google Web Directory.    Google Web Directory enables people to browse and search through web sites that have been organized into categories. Our directory combines Google’s search technology with the categorization developed by the Open Directory Project and is available in 73 languages.

Google Local.    Google Local enables users to find relevant local information based on zip codes, cities or specific addresses. Google Local results include neighborhood business listings, addresses, phone numbers, maps and directions.

Google Answers.    Google Answers provides people with help finding information and answering questions. Users set a fee they are willing to pay and submit questions to the Google Answers service. One of more than 500 carefully screened freelance researchers responds, usually within 24 hours. Google Answers researchers are experienced web searchers with strong communication skills who often have expertise in various fields. An extensive collection of past responses is available to our users free of charge.

Google Catalogs.    With Google Catalogs, we provide access to the full content of more than 6,600 mail-order catalogs, many of which were previously unavailable online.

Google Print.    Google Print brings information online that had previously not been available to web searchers. Under this program, we have been experimenting with a number of publishers to host their content and rank their publications in our search results using the same technology we use to evaluate web sites. On Google Print pages, we provide links to book sellers that may offer the full versions of these publications for sale, and we show content-targeted ads that are served through the Google AdSense program.

Google Labs.    Google Labs is our playground for our engineers and for adventurous Google users. On Google Labs, we post product prototypes and solicit feedback on how the technology could be used or improved. Current Google Labs examples include:

•	Google Personalized Search—provides customized search results based on an individual user’s interests.

•	Google Deskbar—enables people to search with Google from the taskbar of their computer without launching a web browser.

•	Voice Search—enables people to dial a phone number, tell our system what they are looking for and hear Google search results read to them by a computer.

•	Froogle Wireless—gives people the ability to search for product information from their mobile phones and other wireless devices.

Blogger.    Blogger is a leading web-based publishing tool that gives people the ability to publish to the web instantly using weblogs, or “blogs.” Blogs are web pages usually made up of short, informal, frequently updated posts that are arranged chronologically. Blogs can facilitate communications among small groups or to a worldwide audience in a way that is simpler and easier to follow than traditional email or discussion forums.

Limited Availability Services.    Some of our product offerings are in their initial test phases and are currently available to limited audiences. Examples include Gmail, our free email service, and Orkut, an invitation-based online meeting place where people can socialize, make new acquaintances and find others who share their interests.

Google AdWords

Google AdWords is our global advertising program, which enables advertisers to present ads to people at the precise moment those people are looking for information related to what the advertiser has to offer. Advertisers use our automated tools, often with little or no assistance from us, to create text-based ads, bid on the keywords that will trigger the display of their ads and set daily spending budgets. AdWords features an automated, low-cost online signup process that enables advertisers to implement ad campaigns that can become live in 15 minutes or less. The total sign-up cost for becoming an AdWords advertiser is only $5.00.

Ads are ranked for display in AdWords based on a combination of the maximum cost per click (CPC) set by the advertiser and click-through rates and other factors used to determine the relevance of the ads. This favors the ads that are most relevant to users, improving the experience for both the person looking for information and the advertiser looking for interested customers. AdWords has many features that make it easy to set up and manage ad campaigns for maximum efficiency and effectiveness:

•	Campaign management. Advertisers can target multiple ads to a given keyword and easily track individual ad performance to see which ads are the most effective. The campaign management tools built into AdWords enable advertisers to quickly shift their budgets to ads that deliver the best results.

•	Keyword targeting. Businesses can deliver targeted ads based on specific search terms (keywords) entered by users or found in the content on a web page. We also offer tools that suggest synonyms and useful phrases to use as keywords or ad text. These suggestions can improve ad click-through rates and the likelihood of a user becoming a customer of the advertiser.

•	Traffic estimator. This tool estimates the number of searches and potential costs related to advertising on a particular keyword or set of keywords. These estimates can help advertisers optimize their campaigns.

•	Budgeted delivery. Advertisers can set daily budgets for their campaigns and control the timing for delivery of their ads.

•	Performance reports. We provide continuous, timely reporting of the effectiveness of each ad campaign.

•	Multiple payment options. We accept credit and debit cards and, for selected advertisers, we offer several options for credit terms and monthly invoicing. We accept payments in 48 currencies.

•	AdWords discounter. This feature gives advertisers the freedom to increase their maximum CPCs because it automatically adjusts pricing so that they never pay more than one cent over the next highest bid.

For larger advertisers, we offer additional services that help to maximize returns on their Internet marketing investments and improve their ability to run large, dynamic campaigns. These include:

•	Creative maximization. Our AdWords specialists help advertisers select relevant keywords and create more effective ads. This can improve advertisers’ ability to target customers and to increase the click-through rates and conversion rates for their ads.

•	Vertical market experts. Specialists with experience in particular industries offer guidance on how to most effectively target potential customers.

•	Bulk posting. We assist businesses in launching and managing large ad campaigns with hundreds or even thousands of targeted keywords.

•	Dedicated client service representatives. These staff members continuously look for ways to better structure their clients’ campaigns and to address the challenges large advertisers face.

Google AdSense

Our Google AdSense program enables the web sites in our Google Network to serve targeted ads from our AdWords advertisers. Targeting can be based on search results or on web content. We share most of the revenue generated from ads shown by a member of the Google Network with that member. For network members, we offer:

Google AdSense for search.    For Internet companies with potentially large search audiences, we offer Google AdSense for search. Web sites use AdSense for search to generate additional revenue by serving relevant AdWords ads targeted to search results. Because we also offer to license our web search technology along with Google AdSense for search, companies without their own search service can offer Google WebSearch to improve the usefulness of their web sites for their users while increasing their revenue.

Google AdSense for content.    Google AdSense for content enables web sites to generate revenue from advertising by serving relevant AdWords ads targeted to web content. Our automated technology analyzes the meaning of web content and serves relevant advertising, usually in a fraction of a second. We believe that some of the best content on the web comes from web sites aiming to reach small but highly targeted audiences. AdSense for content can help these web sites offset some of their publishing costs. We believe this may help them continue to publish by tapping into the value of their content. There is no charge for web sites to participate in our AdSense for content program. Using our automated sign-up process, web sites can quickly display AdWords ads on their sites. We share the majority of the revenues generated from click-throughs on these ads with the Google Network members that display the ads. For web sites with more than 20 million page views per month, we provide customization services.

Google Search Appliance

We provide our search technology for use within enterprises through the Google Search Appliance (GSA). The GSA is a complete software and hardware solution that companies can easily implement to extend Google’s search performance to their internal or external information. The GSA can often be installed and launched in as little as one day. It leverages our search technology to identify the most relevant pages on intranet and public web sites, making it easy for people to find the information they need. The GSA offers several useful features, including automated spell-checking, cached pages, dynamic snippets, indented results and automatic conversion of Microsoft Office and PDF files to HTML. The GSA is available in three models: the GB-1001, for departments and mid-sized companies; the GB-5005, for dedicated, high-priority search services such as customer-facing web sites and company-wide intranet applications; and the GB-8008, for centralized deployments supporting global business units. List prices for our GSA models start at $32,000 for the GB-1001, $230,000 for the GB-5005 and $600,000 for the GB-8008.

Technology

We began as a technology company and have evolved into a software, technology, Internet, advertising and media company all rolled into one. We take technology innovation very seriously. We compete aggressively for talent, and our people drive our innovation, technology development and operations. We strive to hire the best computer scientists and engineers to help us solve very significant challenges across systems design, artificial intelligence, machine learning, data mining, networking, software engineering, testing, distributed systems, cluster design and other areas. We work hard to provide an environment where these talented people can have fulfilling jobs and produce technological innovations that have a positive affect on the world through daily use by millions of people. We employ technology whenever possible to increase the efficiency of our business and to improve the experience we offer our users.

We provide our web search and targeted advertising technology using a large network of commodity computers running custom software developed in-house. Some elements of our technology include:

Web Search Technology

Our web search technology uses a combination of techniques to determine the importance of a web page independent of a particular search query and to determine the relevance of that page to a particular search query. We do not explain how we do ranking in great detail because some people try to manipulate our search results for their own gain, rather than in an attempt to provide high-quality information to users.

PageRank and Ranking Technology.    One element of our technology for ranking web pages is called PageRank. While we developed much of our ranking technology after the company was formed, PageRank was developed at Stanford University with the involvement of our founders, and was therefore published as research. Most of our current ranking technology is protected as trade-secret. PageRank is a query-independent technique for determining the importance of web pages by looking at the link structure of the web. PageRank treats a link from web page A to web page B as a “vote” by page A in favor of page B. The PageRank of a page is the sum of the PageRank of the pages that link to it. The PageRank of a web page also depends on the importance (or PageRank) of the other web pages casting the votes. Votes cast by important web pages with high PageRank weigh more heavily and are more influential in deciding the PageRank of pages on the web.

Text-Matching Techniques.    Our technology employs text-matching techniques that compare search queries with the content of web pages to help determine relevance. Our text-based scoring techniques do far more than count the number of times a search term appears on a web page. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results that have the search terms near each other. Many other aspects of a page’s content are factored into the equation, as is the content of pages that link to the page in question. By combining query independent measures such as PageRank with our text-matching techniques, we are able to deliver search results that are relevant to what people are trying to find.

Advertising Technology

Our advertising program serves millions of relevant, targeted ads each day based on search terms people enter or content they view on the web. The key elements of our advertising technology include:

Google AdWords Auction System.    We use the Google AdWords auction system to enable advertisers to automatically deliver relevant, targeted advertising. Every search query we process involves the automated execution of an auction, resulting in our advertising system often processing hundreds of millions of auctions per day. To determine whether an ad is relevant to a particular query, this system weighs an advertiser’s willingness to pay for prominence in the ad listings (the CPC) and interest from users in the ad as measured by the click-through rate and other factors. If an ad does not attract user clicks, it moves to a less prominent position on the page, even if the advertiser offers to pay a high amount. This prevents advertisers with irrelevant ads from “squatting” in top positions to gain exposure. Conversely, more relevant, well-targeted ads that are clicked on frequently move up in ranking, with no need for advertisers to increase their bids. Because we are paid only when users click on ads, the AdWords ranking system aligns our interests equally with those of our advertisers and our users. The more relevant and useful the ad, the better for our users, for our advertisers and for us.

The AdWords auction system also incorporates our AdWords discounter, which automatically lowers the amount advertisers actually pay to the minimum needed to maintain their ad position. Consider a situation where there are three advertisers—Pat, Betty and Joe—each bidding on the same keyword for ads that will be displayed on Google.com. These advertisers have ads with equal click-through rates and bid $1.00 per click, $0.60 per click and $0.50 per click, respectively. With our AdWords discounter, Pat would occupy the first ad position and pay only $0.61 per click, Betty would occupy the second ad position and pay only $0.51 per click, and Joe would occupy the third ad position and pay the minimum bid of $0.05 per click. The AdWords discounter saves money for advertisers by minimizing the price they pay per click, while relieving them of the need to constantly monitor and adjust their CPCs. Advertisers can experience greater discounts through the application of our smart pricing technology introduced in April 2004. This technology can reduce the price of clicks for ads served across the Google Network based on the expected value of the click to the advertiser.

AdSense Contextual Advertising Technology.    Our AdSense technology employs techniques that consider factors such as keyword analysis, word frequency, font size and the overall link structure of the web to analyze the content of individual web pages and to match ads to them almost instantaneously. With this ad targeting technology, we can automatically serve contextually relevant ads. For example, our technology can serve ads offering tickets to fans of a specific sports team on a news story about that team.

Large-Scale Systems Technology

Our business relies on our software and hardware infrastructure, which provides substantial computing resources at low cost. We currently use a combination of off-the-shelf and custom software running on clusters of commodity computers. Our considerable investment in developing this infrastructure has produced several key benefits. It simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global products and services and automates much of the administration of large-scale clusters of computers.

Although most of this infrastructure is not directly visible to our users, we believe it is important for providing a high-quality user experience. It enables significant improvements in the relevance of our search and advertising results by allowing us to apply superior search and retrieval algorithms that are computationally intensive. We believe the infrastructure also shortens our product development cycle and allows us to pursue innovation more cost effectively.

We constantly evaluate new hardware alternatives and software techniques to help further reduce our computational costs. This allows us to improve our existing products and services and to more easily develop, deploy and operate new global products and services.

Sales and Support

We have put significant effort into developing our sales and support infrastructure. We maintain 21 sales offices in 11 countries, and we deploy specialized sales teams across 18 vertical markets. We bring businesses into our advertising network through both online and direct sales channels. In all cases, we use technology and automation wherever possible to improve the experience for our advertisers and to grow our business cost-effectively. The vast majority of our advertisers use our automated online AdWords program to establish accounts, create ads, target users and launch and manage their advertising campaigns. Our direct advertising sales team focuses on attracting and supporting companies around the world with sizeable advertising budgets. Our AdSense program follows a similar model. Most of the web sites in the Google Network sign up for AdSense using an automated online process. Our direct sales force focuses on building AdSense relationships with leading Internet companies. Our global support organization concentrates on helping our advertisers and Google Network members get the most out of their relationships with us.

Marketing

We have always believed that building a trusted, highly-recognized brand begins with providing high-quality products and services that make a notable difference in people’s lives. Our user base has grown primarily by word-of-mouth, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences with their friends and families. Our early marketing efforts focused on feeding this word-of-mouth momentum and used public relations efforts to accelerate it. Through these efforts and people’s increased usage of Google worldwide, we have been able to build our brand with relatively low marketing costs. Today, we use the quality of our own products and services as our most effective marketing tools, and word-of-mouth momentum continues to drive consumer awareness and user loyalty worldwide. We do not promote products before they are successful for our users, preferring to test them until they achieve broad acceptance. We also engage in targeted marketing efforts, such as those we deliver to our advertising clients, designed to inform potential advertisers, Google Network members and enterprises of the benefits they can achieve through Google.

Competition

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft and Yahoo.

We also face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. We may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services. In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities.

We compete to attract and retain relationships with users, advertisers and web sites. The bases on which we compete differ among the groups.

•	Users. We compete to attract and retain users of our search and communication products and services. Most of the products and services we offer to users are free, so we do not compete on price. Instead, we compete in this area on the basis of the relevance and usefulness of our search results and the features, availability and ease of use of our products and services.

•	Advertisers. We compete to attract and retain advertisers. We compete in this area principally on the basis of the return on investment realized by advertisers using our AdWords program. We also compete based on the quality of customer service, features and ease of use of AdWords.

•	Web sites. We compete to attract and retain web sites as members of our Google Network based on the size and quality of our advertiser base, our ability to help our Google Network members generate revenues from advertising on their web sites and the terms of agreements with our Google Network members.

We believe that we compete favorably on the factors described above. However, our industry is evolving rapidly and is becoming increasingly competitive. Larger, more established companies than us are increasingly focusing on search businesses that directly compete with us.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology.

Google is a registered trademark in the U.S. and several other countries. Our unregistered trademarks include: AdSense, AdWords, Blogger, Froogle, Gmail, I’m Feeling Lucky and PageRank.

The first version of the PageRank technology was created while Larry and Sergey attended Stanford University, which owns a patent to PageRank. We hold a perpetual license to this patent. In October 2003, we extended our exclusivity period to this patent through 2011, at which point our license is non-exclusive.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use.

Culture and Employees

We take great pride in our company culture and embrace it as one of our fundamental strengths. We remain steadfast in our commitment to constantly improve the technology we offer to our users and advertisers and to web sites in the Google Network. We have assembled what we believe is a highly talented group of employees. Our culture encourages the iteration of ideas to address complex technical challenges. In addition, we embrace individual thinking and creativity. As an example, we encourage our engineers to devote 20% of their time to work on independent projects. Many of our significant new products have come from these independent projects, including Google News, AdSense for content and Orkut.

Despite our rapid growth, we constantly seek to maintain a small-company feel that promotes interaction and the exchange of ideas among employees. We try to minimize corporate hierarchy to facilitate meaningful communication among employees at all levels and across departments, and we have developed software to help us in this effort. We believe that considering multiple viewpoints is critical to developing effective solutions, and we attempt to build consensus in making decisions. While teamwork is one of our core values, we also significantly reward individual accomplishments that contribute to our overall success. As we grow, we expect to continue to provide compensation structures that are more similar to those offered by start-ups than established companies. We will focus on very significant rewards for individuals and teams that build amazing things that provide significant value to us and our users.

At March 31, 2004, we had 1,907 employees, consisting of 596 in research and development, 961 in sales and marketing and 350 in general and administrative. All of Google’s employees are also shareholders, with significant collective employee ownership. As a result, many employees are highly motivated to make the company more successful.

Legal Proceedings

From time to tine, we may become a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

In 2002, Overture Services (now owned by Yahoo) sued us, claiming that the Google AdWords program infringes certain claims of an Overture Services patent. It also claims that the patent relates to Overture Services’ own bid-for-ad placement business model and its pay-for-performance technologies. We believe that the lawsuit is without merit and we will continue to vigorously defend the lawsuit litigating this case. If Overture Services wins, it may significantly limit our ability to use the AdWords program, and we also may be required to pay damages.

Facilities

We lease approximately 506,000 square feet of space in our headquarters in Mountain View, California under a lease that expires in 2012. We also lease additional research and development, sales and support offices in Amsterdam, Atlanta, Bangalore, Boston, Chicago, Dallas, Denver, Detroit, Dublin, Hamburg, Hyderabad, London, Los Angeles, Madrid, Milan, Mountain View, New York, Paris, Santa Monica, Seattle, Sydney, Tokyo, Toronto and Zurich. We operate data centers in several domestic and international locations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions are as follows:

Name	Age	Position
Eric Schmidt	48	Chairman of the Executive Committee, Chief Executive Officer and Director

Sergey Brin	30	President of Technology, Assistant Secretary and Director

Larry Page	31	President of Products, Assistant Secretary and Director

Omid Kordestani	40	Senior Vice President of Worldwide Sales and Field Operations

Wayne Rosing	57	Vice President of Engineering

David C. Drummond	41	Vice President of Corporate Development, Secretary and General Counsel

George Reyes	49	Vice President and Chief Financial Officer

Jonathan J. Rosenberg	42	Vice President of Product Management

Shona L. Brown	38	Vice President of Business Operations

L. John Doerr	52	Director

John L. Hennessy	50	Director

Arthur D. Levinson	54	Director

Michael Moritz	49	Director

Paul S. Otellini	53	Director

K. Ram Shriram	47	Director

Eric Schmidt has served as our Chief Executive Officer since July 2001 and served as Chairman of our board of directors from March 2001 to April 2004. In April 2004, Eric was named Chairman of the Executive Committee of our board of directors. Prior to joining us, from April 1997 to November 2001, Eric served as Chairman of the board of Novell, a computer networking company, and, from April 1997 to July 2001, as the Chief Executive Officer of Novell. From 1983 until March 1997, Eric held various positions at Sun Microsystems, a supplier of network computing solutions, including Chief Technology Officer from February 1994 to March 1997 and President of Sun Technology Enterprises from February 1991 until February 1994. Eric is also a director of Siebel Systems. Eric has a Bachelor of Science degree in electrical engineering from Princeton University, and a Master’s degree and Ph.D. in computer science from the University of California, Berkeley.

Sergey Brin, one of our founders, has served as a member of our board of directors since our inception in September 1998 and as our President of Technology since July 2001. From September 1998 to July 2001, Sergey served as our President. Sergey holds a Master’s degree in computer science from Stanford University, a Bachelor of Science degree with high honors in mathematics and computer science from the University of Maryland at College Park and is currently on leave from the Ph.D. program in computer science at Stanford University.

Larry Page, one of our founders, has served as a member of our board of directors since our inception in September 1998 and as our President of Products since July 2001. From September 1998 to July 2001, Larry served as our Chief Executive Officer and from September 1998 to July 2002 as our Chief Financial Officer. Larry holds a Master’s degree in computer science from Stanford University and a Bachelor of Science degree in computer engineering from the University of Michigan and is currently on leave from the Ph.D. program in computer science at Stanford University.

Omid Kordestani has served as our Senior Vice President of Worldwide Sales and Field Operations since May 1999. Prior to joining us, from 1995 to 1999, Omid served as Vice President of Business Development at Netscape, an Internet software and services company. Omid holds a Masters of Business Administration degree from Stanford University and a Bachelor of Science degree in electrical engineering from San Jose State University.

Wayne Rosing has served as our Vice President of Engineering since November 2000. From November 1996 to April 2000, Wayne served as Chief Technology Officer and Vice President of Engineering at Caere Corporation, an optical character recognition software company. From 1985 to 1994, Wayne served in various executive engineering positions at Sun Microsystems. From 1992 to 1994, Wayne headed the team that developed the technology base for Java as the president of FirstPerson, and, from 1990 through 1991, was President of Sun Microsystems Laboratories, both subsidiaries of Sun Microsystems. From 1985 to 1990, Wayne was a Vice President of Engineering at Sun Microsystems and, from 1980 to 1985, he was director of engineering for the Apple Computer Lisa and Apple II divisions. Prior to 1980, he held management positions at Digital Equipment Corporation and Data General.

David C. Drummond has served as our Vice President of Corporate Development, Secretary and General Counsel since February 2002. Prior to joining us, from July 1999 to February 2002, David served as Chief Financial Officer of SmartForce, an educational software applications company. Prior to that, David was a partner at the law firm of Wilson Sonsini Goodrich & Rosati, our outside counsel. David holds a J.D. from Stanford University and a Bachelor of Arts degree in history from Santa Clara University.

George Reyes has served as our Chief Financial Officer since July 2002. Prior to joining us, George served as Interim Chief Financial Officer for ONI Systems from February 2002 until June 2002. From April 1999 to September 2001, George served as Vice President, Treasurer of Sun Microsystems, and as Vice President, Corporate Controller of Sun Microsystems from April 1994 to April 1999. George is also a director of BEA Systems and Symantec. George holds a Masters of Business Administration degree from Santa Clara University and a Bachelor of Arts degree in accounting from the University of South Florida.

Jonathan J. Rosenberg has served as our Vice President of Product Management since February 2002. Prior to joining us, from October 2001 to February 2002, Jonathan served as Vice President of Software of palmOne. From March 1996 to November 2000, Jonathan held various executive positions at Excite@Home, an Internet media company, most recently as its Senior Vice President of Online Products and Services. Jonathan holds a Masters of Business Administration degree from the University of Chicago and a Bachelor of Arts degree with honors in economics from Claremont McKenna College.

Shona L. Brown has served as our Vice President of Business Operations since September 2003. Prior to joining us, from October 1995 to August 2003, Shona was at McKinsey & Company, a management consulting firm where she had been a partner since December 2000. Shona holds a Ph.D. and Post-Doctorate in industrial engineering and engineering management from Stanford University, a Masters of Arts degree from Oxford University (as a Rhodes Scholar), and a Bachelor of Science degree in computer systems engineering from Carleton University.

L. John Doerr has served as a member of our board of directors since May 1999. John has been a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since August 1980. John is also a director of Amazon.com, drugstore.com, Homestore.com, Intuit, palmOne and Sun Microsystems. John holds a Masters of Business Administration degree from Harvard Business School and a Masters of Science degree in electrical engineering and computer science and a Bachelor of Science degree in electrical engineering from Rice University.

John L. Hennessy has served as a member of our board of directors since April 2004. Since September 2000, John has served as the President of Stanford University. From 1994 to August 2000, John held various positions at Stanford, including Dean of the Stanford University School of Engineering and Chair of the Stanford

University Department of Computer Science. John has been a member of the board of directors of Cisco Systems, a networking equipment company, since January 2002 and chairman of the board of directors of Atheros Communications, a wireless semiconductor company since May 1998. John holds a Master’s degree and Doctoral degree in computer science from the State University of New York, Stony Brook and a Bachelor of Science degree in electrical engineering from Villanova University.

Arthur D. Levinson has served as a member of our board of directors since April 2004. Since 1995, Art has served as a member of the board of directors of Genentech, a biotechnology company, and has served as its Chairman and Chief Executive Officer since September 1999. Prior to 1999 Art held various executive positions at Genentech, including Senior Vice President of R&D. Art has been a member of the board of directors of Apple Computer, a computer hardware and software company, since 2000. Art was a Postdoctoral Fellow in the Department of Microbiology at the University of California, San Francisco. Art holds a Ph.D. in biochemistry from Princeton University and a Bachelor of Science degree in molecular biology from the University of Washington.

Michael Moritz has served as a member of our board of directors since May 1999. Michael has been a General Partner of Sequoia Capital, a venture capital firm, since 1986. Michael has served as a member of the board of directors of Saba Software, a provider of human capital development and management solutions, since August 1998. Since July 1993, Michael has also served as a member of the board of directors of Flextronics International, a contract electronics manufacturer. Michael has also served as a member of the board of directors of RedEnvelope, an online retailer of upscale gifts, since July 1999 and as Chairman of the Board since April 2003. Michael holds a Masters of Arts degree from Christ Church, University of Oxford.

Paul S. Otellini has served as a member of our board of directors since April 2004. Paul has been a member of the board of directors of Intel, a semiconductor manufacturing company, and has served as its President and Chief Operating Officer since 2002. From 1974 to 2002, Paul held various positions at Intel, including Executive Vice President and General Manager of Intel Architecture Group and Executive Vice President and General Manager of Sales and Marketing Group. Paul holds a Master’s degree from the University of California at Berkeley and a Bachelor’s degree in economics from the University of San Francisco.

K. Ram Shriram has served as a member of our board of directors since September 1998. Since January 2000, Ram has served as managing partner of Sherpalo, an angel venture investment company. Prior to that, from August 1998 to September 1999, Ram served as Vice President of Business Development at Amazon.com, an Internet retail company. Prior to that, Ram served as Chief Executive Officer at Junglee, a provider of database technology, acquired by Amazon.com in 1998. Ram was an early member of the Netscape executive team. Ram holds a Bachelor of Science degree from the University of Madras, India.

Board of Directors

Our bylaws provide that the authorized size of our board of directors, which is currently nine (9) members, is to be determined from time to time by resolution of the board of directors. Our current directors were elected in the manner described in our certificate of incorporation. The holders of a majority of our preferred stock, voting as a single class, elected L. John Doerr and Michael Moritz to the board of directors, and the holders of a majority of our common stock, voting as a single class, elected Sergey Brin, Larry Page and K. Ram Shriram to the board of directors. John Hennessy, Arthur Levinson and Paul Otellini were appointed by the board of directors to fill vacancies created by the increase in the size of the board of directors. The remaining director, Eric Schmidt, was elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock, which provides for the election of a joint director nominated by a majority of the preferred stock and by a majority of the common stock held by Sergey and Larry. Upon the closing of this offering, these board representation rights will terminate.

Committees of the Board of Directors

Our board of directors has established four committees: the audit committee, the leadership development and compensation committee, the corporate governance and nominating committee and the executive committee.

Audit Committee

Our audit committee’s main function will be to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities will include the following:

•	Selecting and hiring our independent auditors.

•	Evaluating the qualifications, independence and performance of our independent auditors.

•	Approving the audit and non-audit services to be performed by our independent auditors.

•	Reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies.

•	Overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

•	Reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations.

•	Preparing the report that the SEC requires in our annual proxy statement.

Leadership Development and Compensation Committee

Our leadership development and compensation committee’s purpose will be to assist our board of directors in determining the development plans and compensation of our senior management, directors and employees and recommend these plans to our board. This committee’s responsibilities will include:

•	Reviewing the employee wide compensation philosophy.

•	Reviewing the budget and structure of our employee wide variable cash compensation plans.

•	Reviewing the budget and structure of our employee wide equity based compensation plans.

•	Reviewing and recommending compensation and benefit plans for our executive officers.

•	Reviewing the terms of offer letters and employment agreements and arrangements with our officers.

•	Setting performance goals for our officers and reviewing their performance against these goals.

•	Periodically reviewing executive succession plans and executive education and development plans.

•	Evaluating the competitiveness of our executive compensation plans.

•	Preparing the report that the SEC requires in our annual proxy statement.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee’s purpose will be to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities will include:

•	Evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees.

•	Establishing a policy for considering stockholder nominees for election to our board of directors.

•	Recommending ways to enhance communications and relations with our stockholders.

•	Evaluating and recommending candidates for election to our board of directors.

•	Overseeing our board of directors performance and self-evaluation process and developing continuing education programs for our directors.

•	Reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

•	Reviewing and monitoring compliance with our code of ethics and our insider trading policy.

Executive Committee

The Executive Committee will serve as an administrative committee of the board that is available to facilitate the approval of certain corporate actions that do not require consideration by the full board.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Additionally, our directors are eligible to receive and have received stock options under our stock plans.

In April 2004, our newly elected directors, John, Art and Paul each received an option to purchase 65,000 shares of common stock subject to vesting over a term of five years and otherwise pursuant to the terms of our 2003 Stock Plan (No. 3).

Executive Compensation

The following table sets forth information regarding the compensation that we paid to our Chief Executive Officer and each of our four other most highly compensated executive officers during the year ended December 31, 2003. We refer to these officers in this prospectus as the named executive officers.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards	All Other Compensation
Name and Principal Position	Salary	Bonus(1)(2)		Securities Underlying Options
Eric Schmidt, Chief Executive Officer and Director	$250,000	$301,556		—	$2,894	(3)
Sergey Brin, President of Technology and Director	150,000	206,556		—	14,440	(4)
Larry Page, President of Products and Director	150,000	206,556		—	11,327	(5)
Omid Kordestani, Senior Vice President of Worldwide Sales and Field Operations	175,000	394,456	(6)	—	2,704	(7)
Wayne Rosing, Vice President of Engineering	175,000	151,314		—	2,704	(8)

(1)	We generally pay bonuses in the year following the year in which they were earned. Unless otherwise noted, bonus amounts presented represent employee performance bonuses and are reported for the year in which they were earned, though they may have been paid in the following year.

(2)	Each of the bonuses presented include a holiday bonus in the amount of $1,556.

(3)	Includes $2,200 contributed to Eric’s account under our 401(k) plan and $694 of insurance premiums paid for his benefit.

(4)	Includes $14,008 of engineering patent awards and $432 of insurance premiums paid for Sergey’s benefit.

(5)	Includes $10,895 of engineering patent awards and $432 of insurance premiums paid for Larry’s benefit.

(6)	Includes $347,900 of sales commissions.

(7)	Includes $2,200 contributed to Omid’s account under our 401(k) plan and $504 of insurance premiums paid for his benefit.

(8)	Includes $2,200 contributed to Wayne’s account under our 401(k) plan and $504 of insurance premiums paid for his benefit.

Stock Option Grants in Last Fiscal Year

The following table sets forth information regarding the granting of stock options to the named executive officers during 2003. The percentage of total options set forth below is based on an aggregate of 18,681,260 options granted to employees for the year ended December 31, 2003.

Option/SAR Grants in Last Fiscal Year

Individual Grants
	Number of Shares Common Stock	Percentage of Total Options Granted to Employees in 2003	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name and Principal Position					5%	10%
Eric Schmidt Chief Executive Officer and Director	—	—	—	—	—	—
Sergey Brin President of Technology and Director	—	—	—	—	—	—
Larry Page President of Products and Director	—	—	—	—	—	—
Omid Kordestani Senior Vice President of Worldwide Sales and Field Operations	—	—	—	—	—	—
Wayne Rosing(1) Vice President of Engineering	128,000	0.7%	$5.00	7/18/13

(1)	Shares subject to this option will begin vesting on November 23, 2004 and will vest as follows: (i) 15 percent on the one year anniversary of the vesting commencement date, (ii) 17.5 percent in the second year of vesting, (iii) 20 percent in the third year of vesting, (iv) 22.5 percent in the fourth year of vesting, and (v) 25 percent in the fifth year of vesting; provided that shares vesting in each of the years following the one year anniversary of Wayne’s vesting commencement date will vest in the respective amounts described above ratably at the end of each month of Wayne’s continued employment with us. Wayne’s option was granted at the fair market value of our Class B common stock as determined by our board of directors on the date of grant. Wayne’s option has a term of 10 years, subject to earlier termination in certain events related to the cessation of Wayne’s employment with us.

The amounts shown in the table above for Wayne as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	Multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price per share of $ .

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option.

•	Subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides option exercise information for the executive officer named in the summary compensation table. The table shows the number of shares acquired and the value realized upon exercise of stock options during 2003 and the exercisable and unexercisable options held at December 31, 2003. The “Value Realized” and the “Value of Unexercised In-the-Money Options” shown in the table represents an amount equal to the difference between an assumed initial public offering price of $                 per share and the option exercise price, multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name and Principal Position			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Eric Schmidt Chairman and Chief Executive Officer	—	—	—	—	—	—
Sergey Brin President of Technology and Director	—	—	—	—	—	—
Larry Page President of Products and Director	—	—	—	—	—	—
Omid Kordestani Senior Vice President of Worldwide Sales and Field Operations(2)	80,000	$20,000	1,420,000	—		—
Wayne Rosing Vice President of Engineering(3)	—	—	148,000	—		—

(1)	Stock options allow for the exercise of the options before they have vested. Upon exercise prior to vesting, the unvested shares that were exercised early may be repurchased by us at the original exercise price upon termination of an executive officer’s employment. Our repurchase right lapses over time over the vesting schedule of the option.

(2)	Omid’s option was vested as to 669,666 shares Class B common stock and unvested as to 750,334 shares at December 31, 2003.

(3)	Wayne’s option was vested as to 8,333 shares Class B common stock and unvested as to 139,667 shares at December 31, 2003.

Employee Benefit Plans

1998 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3)

Our 1998 Stock Plan was adopted by our board of directors in September 1998 and subsequently approved by our stockholders. At March 31, 2004, options to purchase a total of 6,623,731 shares of Class B common stock were outstanding under the 1998 Stock Plan at a weighted average exercise price of $0.29 per share.

Our 2003 Stock Plan was adopted by our board of directors in February 2003 and subsequently approved by our stockholders. At March 31, 2004, options to purchase a total of 2,979,933 shares of Class A common stock were outstanding under the 2003 Stock Plan at a weighted average exercise price of $1.28 per share.

Our 2003 Stock Plan (No. 2) was adopted by our board of directors in July 2003 and subsequently approved by our stockholders. At March 31, 2004, options to purchase a total of 3,770,078 shares of Class B common stock were outstanding under the 2003 Stock Plan (No. 2) at a weighted average exercise price of $5.39 per share.

Our 2003 Stock Plan (No. 3) was adopted by our board of directors in July 2003 and subsequently approved by our stockholders. At March 31, 2004, options to purchase a total of 2,951,292 shares of Class A common stock were outstanding under the 2003 Stock Plan (No. 3) at a weighted average exercise price of $9.51 per share.

Our plans generally provide for the grant of options and stock purchase rights. Incentive stock options within the meaning of Section 422 of the Internal Revenue Code may be granted only to our employees or employees of our subsidiaries. Stock purchase rights may only be granted under the 1998 Stock Plan to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. Nonstatutory stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. Consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

Our board of directors administers the plans. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under these plans, and may reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.

The maximum term of the options under these plans is ten years. The awards granted under these plans may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

These plans provide that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute each stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, they will become fully vested and exercisable for a 15-day period from the date the administrator provides notice of such transaction and shall terminate at the end of such 15-day period.

Generally, in the event of our change in control, the successor corporation will assume each option or replace it with a cash incentive program that preserves the spread associated with the option. If the outstanding options are not assumed or substituted after a change in control, the options vesting will accelerate in full.

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors in November 2000 and subsequently approved by our stockholders. At March 31, 2004, options to purchase a total of              shares of Class B common stock were outstanding under the 2000 Stock Plan at a weighted average exercise price of $         per share. The terms of our 2000 Stock Plan are substantially the same as the terms described above, except that the 2000 Stock Plan does not shares in the collective authorized share pool applicable to the plans described above.

1999 Stock Option/Stock Issuance Plan

Our 1999 Stock Option/Stock Issuance Plan was assumed by us in connection with our acquisition of Applied Semantics, Inc. in April 2003. At March 31, 2004, options to purchase a total of              shares of Class B common stock were outstanding under the 1999 Stock Option/Stock Issuance Plan at a weighted average exercise price of $         per share. At March 31, 2004,              shares of Class A common stock remained available for future issuance under our 1999 Stock Option/Stock Issuance Plan.

2003 Equity Incentive Plan

Our 2003 Equity Incentive Plan was assumed by us in connection with our acquisition of Ignite Logic, Inc. in April 2004. At April 23, 2004, options to purchase a total of              shares of Class A common stock were

outstanding under the 2003 Equity Incentive Plan at a weighted average exercise price of $28.86 per share. At April 23, 2004, no shares of Class B common stock remained available for future issuance under our 2003 Equity Incentive Plan.

2004 Stock Plan

Our board of directors adopted the 2004 Stock Plan in April 2004, and we expect our stockholders will approve the plan prior to the completion of this offering. The 2004 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to our employees, directors, and consultants. No awards have yet been issued pursuant to the 2004 Stock Plan.

Number of Shares of Common Stock Available Under the 2004 Stock Plan.    A total of              shares of our Class A common stock were reserved for issuance pursuant to our 2004 Stock Plan. The number of shares reserved for issuance under the 2004 Stock Plan will be reduced by the number of shares subject to options that are granted after December 31, 2003 under the Company’s 1998 Stock Plan, 1999 Stock Option/Stock Issuance Plan, 2000 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3).

If an option, grant of restricted stock, stock appreciation right, performance unit, performance share, restricted stock unit or other stock based award (each, an “award”) expires or is terminated or canceled without having been exercised or settled in full, is forfeited back to or repurchased by the Company, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under our plan (unless our plan has terminated). Shares are not deemed to be issued under the 2004 Stock Plan with respect to any portion of an award that is settled in cash. If the exercise or purchase price of an award is paid for through the tender of shares, or withholding obligations are met through the tender or withholding of shares, those shares tendered or withheld will again be available for issuance under the 2004 Stock Plan. However, shares that have actually been transferred to a financial institution or other person or entity selected by the plan administrator, will not be returned to the 2004 Stock Plan, will not be returned to our plan and will not be available for future distribution under our plan.

Administration of the 2004 Stock Plan.    Our board of directors, or one or more committees appointed by our board, will administer our 2004 Stock Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the power to implement an award exchange program, an award transfer program, whereby awards may be transferred to a financial institution or other person or entity selected by the plan administrator, and a program through which participants may reduce cash compensation payable in exchange for awards, and to create other stock based awards that are valued in whole or in part by reference to (or are otherwise based on) shares of our Class A Common Stock (or the cash equivalent of such shares).

Options.    A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator will determine the exercise price of options granted under our 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options.

Restricted Stock.    Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason including death or disability.

Stock Appreciation Rights.    A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant, for that number of shares of our common stock with respect to which the stock appreciation right is exercised. We may pay the appreciation in either cash, in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. The administrator determines the exercise price of stock appreciation rights, the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights expire under the same rules that apply to stock options.

Performance Shares and Performance Units.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional or individual goals (including solely continued service), applicable securities laws or other basis determined by the administrator. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

Restricted Stock Units.    Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units.

Other Stock Based Awards.    The administrator has the authority to create awards under the 2004 Stock Plan in addition to those specifically described in the 2004 Stock Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of our Class A common stock (or the cash equivalent of such shares).

Transferability of Awards.    Unless the administrator determines otherwise, our 2004 Stock Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

Adjustments upon Merger or Change in Control.    Our 2004 Stock Plan provides that in the event of a merger with or into another corporation or our “change in control,” including the sale of all or substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each outstanding award. Unless determined otherwise by the administrator, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of up to 15 days from the date of notice to the optionee. The option or stock appreciation right will terminate at the end of such period. Unless determined otherwise by the administrator, any restricted stock, performance shares, performance units, restricted stock units or other stock based awards not assumed or substituted for will be fully vested as to all of the shares subject to the award, including shares which would not otherwise be vested. In the event an outside director is terminated immediately prior to or following a change in control, other than pursuant to a voluntary resignation, the awards he or she received under the 2004 Stock Plan will fully vest and become immediately exercisable.

Amendment and Termination of Our 2004 Stock Plan.    Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2004 Stock Plan provided it does not adversely affect any award previously granted under our plan.

Employment Agreements and Change in Control Arrangements

Eric Schmidt Employment Agreement

We have entered into an employment agreement with Eric Schmidt, our chief executive officer. The agreement provides that Eric will receive a base salary of $250,000. Eric was also granted an option to purchase 14,331,708 shares of Class B common stock at an exercise price of $0.30 per share pursuant to this agreement and was permitted to purchase 426,892 shares of Series C preferred stock at a purchase price of $2.3425 per share. Eric may also earn a yearly performance bonus of up to 60% of his base salary if he meets the performance criteria set by our board of directors. If Eric is terminated without cause, he will receive 12 months’ base salary, six months’ accelerated vesting of any options and the greater of his performance bonus for the year of termination or for the prior year. If Eric resigns for good reason or if he is terminated without cause within 12 months after our change in control, then instead of the 6 months accelerated vesting of options, he will receive 12 months accelerated vesting of options. For purposes of this employment agreement, our change in control includes our merger or combination with or into a third party, the sale of all or substantially all our assets or a change in our board composition over a two-year period resulting in fewer than a majority of directors remaining as incumbent directors. For purposes of this employment agreement, a termination “without cause” means a termination for reasons other than an act of material dishonesty in performing his duties, a felony conviction or plea of no contest to a felony or gross misconduct. For purposes of this employment agreement, “good reason” means a material reduction in Eric’s base salary, performance bonus or in responsibilities or a relocation to more than 50 miles from our current facility.

In connection with his stock option exercise on September 28, 2001, we entered into a promissory note and security agreement with Eric. On April 28, 2004, Eric repaid the note in its entirety and the stock previously pledged as collateral was released from the security agreement. This arrangement is further described in “Certain Relationships and Related Party Transactions—Indebtedness of Management.”

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our company or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2001, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section captioned “Management” and in the transactions described below.

Investors Rights Agreement

We have entered into an agreement with the purchasers of our preferred stock, and certain holders of warrants to purchase our capital stock, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of their shares of Class B common stock issuable upon conversion of their preferred stock or other warrants. These rights will survive this offering and will terminate at such time as all holders’ securities can be sold within a six month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than five-year anniversary of this offering. The directors, executive officers and holders of 5% of our capital stock that are parties to this agreement are Eric Schmidt, Sergey Brin, Larry Page, Omid Kordestani, David C. Drummond, L. John Doerr, Michael Moritz and Ram Shriram.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Shares Issued to Insiders

The following table summarizes purchases of our stock since January 1, 2001 by our executive officers, directors and holders of more than 5% of our common stock other than compensatory arrangements.

Name	Date of Issuance	Type of Security	Number of Shares	Purchase Price
Eric Schmidt	7/13/01	Series C preferred stock	426,892	$999,994.51

Each share of our preferred stock will be converted automatically into one share of our Class B common stock upon the closing of this offering.

Indebtedness of Management

In September 2001, in connection with the exercise of an option to purchase of 14,331,708 shares of our Class B common stock, Eric Schmidt, our chief executive officer, delivered to us a full recourse promissory note dated September 28, 2001 in the aggregate principal amount of approximately $4.3 million secured by shares of Class B common stock. Interest on the loan accrued at a rate of 7.38% per annum, compounded semi-annually. The loan was secured by a security interest in 14,331,708 shares of our Class B common stock. The largest aggregate amount of indebtedness outstanding pursuant to the note was approximately $5.2 million, which represented the full amount of principal and interest outstanding at April 28, 2004, the date the loan was repaid in full.

Corporate Use of Personal Aircraft

Eric Schmidt owns an interest in two jets that are managed and operated by Apex Aviation and which are made commercially available for lease to consumers. Eric allows certain of our executive officers to use these planes for time-critical business trips that cannot be accommodated by commercial airline services. In 2003, we used these planes for business-related travel services for certain of our executive officers and for which services we paid Apex market rates. Eric is entitled to receive a portion of the profits earned by Apex resulting from its management and operation of these planes. Eric has agreed to pay us any and all annual net profits distributed to him as a result of his ownership of an interest in the jets. In 2003, we paid Apex $278,119 and reimbursed Eric $20,214 for the use of these planes. The reimbursements to Eric related to business flights where Eric was billed directly by Apex for use of the planes. These payments were approved by our board of directors and, based upon a competitive analysis of comparable leased aircraft, our board of directors determined that the amounts billed for our use of the aircraft and pilots were at or below market rates for the charter of similar aircraft.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2004, and as adjusted to reflect the sale of Class A common stock offered by us in this offering, for

•	Each person who we know beneficially owns more than 5% of our common stock.

•	Each of our directors.

•	Each of our named executive officers.

•	All of our directors and executive officers as a group.

•	All selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 11,920,766 shares of Class A common stock and 234,228,179 shares of Class B common stock outstanding on March 31, 2004, assuming the conversion of all outstanding shares of preferred stock and Class A Senior common stock into Class B common stock and the redesignation of all then outstanding shares of common stock (other than Class A Senior common stock) into shares of Class A common stock. For purposes of the table below, we have assumed that          shares of Class A common stock and          shares of Class B common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an “*.”

At March 31, 2004, none of the beneficial owners listed below had any beneficial interest in any shares of Class A common stock and no holder of Class A common stock owns more than a five percent beneficial interest in common stock.

	Shares Beneficially Owned Prior to Offering	% Total Voting Power(1)	Shares Being Offered	Shares Beneficially Owned After Offering	% Total Voting Power(1)
	Common Stock			Common Stock
Name of Beneficial Owner	Shares %			Shares %
5% Stockholders
KPCB Holdings Inc.(2)	23,893,800
Sequoia Capital(3)	23,893,800

Executive Officers and Directors
Eric Schmidt	14,758,600
Sergey Brin	38,490,304
Larry Page	38,593,700
Omid Kordestani(4)	4,810,520
Wayne Rosing(5)	1,468,000
L. John Doerr(2)	23,893,800
John Hennessy(6)
Arthur Levinson(6)
Michael Moritz(3)	23,893,800
Paul Otellini(6)
K. Ram Shriram	5,324,660
Executive Officers and Directors as a group(7) (11 persons)	151,233,384

(1)	Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock held by our stockholders on all matters submitted to them for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

(2)	Includes 23,893,800 shares held by KPCB Holdings, as Nominees. John disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest in this fund. The address of KPCB Holdings, as Nominees, and John is 2750 Sand Hill Road, Menlo Park, California 94025.

(3)	Includes 21,654,952 shares held by Sequoia Capital VIII; 1,433,624 shares held by Sequoia International Technology Partners VIII(Q); 477,872 shares held by CMS Partners LLC; 274,784 shares held by Sequoia International Technology Partners VIII; and 52,568 shares held by Sequoia 1997. Michael disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds. The address of these funds and Michael is 3000 Sand Hill Road, Bldg 4, Suite 180, Menlo Park, California 94025.

(4)	Includes 1,420,000 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004. The option provides for exercise prior to vesting, and any unvested shares that are exercised will be subject to a lapsing repurchase right in our favor. 788,000 of the shares are vested and 632,000 of the shares are unvested.

(5)	Includes 148,000 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004. The option provides for exercise prior to vesting, and any unvested shares that are exercised will be subject to a lapsing repurchase right in our favor. 10,000 of the shares are vested and 138,000 of the shares are unvested.

(6)	In April 2004, each of John, Art and Paul were granted options to purchase 65,000 shares that are exercisable within 60 days of the date of grant, none of which will then be vested. The option provides for exercise prior to vesting, and any unvested shares that are exercised will be subject to a lapsing repurchase right in our favor.

(7)	Includes shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004, of which 798,000 shares will be vested and 770,000 shares will be unvested.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our certificate of incorporation, bylaws and amended and restated investor rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation provides that, upon the closing of the offering, we will have two classes of common stock: Class A common stock, which will have one vote per share, and Class B common stock, which will have ten votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis. Otherwise the rights of the two classes of common stock will be identical. The rights of these classes of common stock are discussed in greater detail below.

Immediately following the closing of this offering, our authorized capital stock will consist of              shares, each with a par value of $0.001 per share, of which:

•	shares are designated as Class A common stock.

•	shares are designated as Class B common stock.

•	shares are designated as preferred stock.

At March 31, 2004, we had outstanding 11,920,766 shares of Class A common stock and 234,228,179 shares of Class B common stock. This amount assumes the conversion upon the closing of this offering of all outstanding shares of our preferred stock, totaling 71,662,432 into Class B common stock, all outstanding shares of our Class A Senior common stock, totaling 162,565,747, with Class B common stock and the redesignation of all then-outstanding shares of our common stock (other than Class A Senior common stock), totaling 11,920,766, into Class A common stock. In addition, as of March 31, 2004, 16,576,312 shares of our common stock were subject to outstanding options, and 9,533,592 of our capital stock were subject to outstanding warrants. At March 31, 2004, 21,220,646 shares of our outstanding common stock were held by our employees and consultants. These shares are subject to a lapsing right of repurchase in our favor, under which we may repurchase these shares upon the termination of the holder’s employment or consulting relationship.

Common Stock

Voting Rights

Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including the following:

•	Transfers between Larry and Sergey, our founders.

•	Transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of Class B common stock.

In addition, partnerships or limited liability companies that hold more than 5% of the total outstanding shares of Class B common stock as of the closing of the offering may distribute their Class B common stock to their respective partners or members (who may further distribute the Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.

The death of any holder of Class B common stock who is a natural person will result in the conversion of his or her shares of Class B common stock to Class A common stock. However, either of our founders may transfer voting control of shares of Class B common stock to the other founder contingent or effective upon their death without triggering a conversion to Class A common stock, provided that the shares of Class B common stock so transferred shall convert to Class A common stock nine months after the death of the transferring founder.

Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Preferred Stock

Upon the closing of this offering, each outstanding share of our preferred stock will be converted into one share of Class B common stock.

Following the closing of this offering, our board of directors will have the authority, without approval by the stockholders, to issue up to a total of              shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Google and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

At March 31, 2004, we had outstanding warrants to purchase 9,533,592 shares of our common stock assuming automatic conversion of our preferred stock into common stock upon the closing of this offering at exercise prices ranging from $0.30 to $2.91.

Registration Rights

The holders of 71,644,432 shares of our common stock issuable upon the automatic conversion of our preferred stock and the holders of 8,159,328 shares of our common stock issuable upon exercise of warrants are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our third amended and restated investors’ rights agreement and are described below. The registration rights under the investors’ rights agreement will expire five years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Demand Registration Rights

At any time following six months after the closing of this offering, the holders of shares of common stock having demand registration rights under the investors’ rights agreement have the right to require that we register their common stock, provided such registration relates to not less than 40% in aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights under the investors’ rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons, provided that the number of shares held by stockholders with piggyback registration rights may not be limited to less than 30% of the total number of shares to be included in the registration. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the investors’ rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $250,000. The holders of S-3 registration rights may only require us to file one Form S-3 registration statement in any 12-month period, and any holder of S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The holders of S-3 registration rights must pay all expenses associated with any registrations on Form S-3.

Compliance with Exchange Governance Rules

Both the Nasdaq and the NYSE have adopted rules that provide that listed companies which are controlled by a single person or a group of persons are not required to comply with certain corporate governance rules and requirements of these exchanges. In particular, a “controlled company” may elect to be exempt from certain rules that require a majority of the board of directors of companies listed on the Nasdaq or NYSE to be independent, as defined by these rules, and which mandate independent director representation on certain committees of the board. In the event we are listed on either the Nasdaq or the NYSE, our charter provides that our stockholders will not be permitted to elect to rely upon these “controlled company” exemptions without first obtaining the prior approval of stockholders representing at least 66 2/3% of the total voting power of our outstanding capital stock.

In the event we obtain this approval and elect to rely on the “controlled company” exemptions provided by the Nasdaq and the NYSE, our charter documents provide that for so long we continue to be listed on either of these exchanges, then the Board shall be constituted such that a majority of the directors on our board, and the members of our compensation committee and our corporate governance and nominating committee, must not be current employees of Google, and may not have been employees of Google for at least three years.

The provision in our certificate of incorporation that establish these requirements may be amended or repealed only with the unanimous consent of our board of directors and the consent of stockholders representing at least 66 2/3% of the total voting power of our outstanding capital stock.

Separation of Office of Chairman and CEO

Our certificate of incorporation provides that the Chairman of our Board of Directors may not be an employee or officer of our company, and may not have been an employee or officer for the last three years, unless the appointment is approved by two-thirds of the members of our Board of Directors.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate ownership of our voting stock in the hands of our founders, board members, and employees. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Dual Class Structure

As discussed above, our Class B common stock has ten votes per share, while Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After the offering,         % of our Class B common stock will be controlled by our founders, executive officers and employees, representing         % of the voting power of our outstanding capital stock. Because of our dual class structure, our founders, executives and employees will continue to be able to control all matters submitted to our stockholders for approval even if they come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Special Approval for Change in Control Transactions

In the event a person seeks to acquire us by means of a merger or consolidation transaction, a purchase of all or substantially all of our assets, or an issuance of stock which constitutes 2% or more of our outstanding shares at the time of issuance and which results in any person or group owning more than 50% of our outstanding voting power, then these types of acquisition transactions must be approved by our stockholders at an annual or special meeting. At this meeting, we must obtain the approval of stockholders representing the greater of:

•	A majority of the voting power of our outstanding capital stock; and

•	60% of the voting power of the shares of capital stock present in person or represented by proxy at the stockholder meeting and entitled to vote.

Limits on Ability of Stockholders to Act by Written Consent

We have provided in our certificate of incorporation and bylaws that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Delaware Anti-Takeover Statute

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Listing

We expect to apply to list our Class A common stock on either the Nasdaq or the NYSE. Our Class B common stock will not be listed on any stock market or exchange.

RESCISSION OFFER

From September 2001 through March 2004, we issued options under our 1998 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3) to purchase 37,094,523 shares of our common stock. With respect to some of these options, we issued 23,393,925 shares of our common stock upon their exercise at exercise prices ranging from $0.30 to $20.00. Certain of these issuances were not exempt from the registration or qualification requirements under federal or state securities laws and we did not seek to register or qualify these shares or options under these laws. Further, we did not take any other actions to satisfy requirements of similar exemptions in other jurisdictions. Accordingly, the shares purchased pursuant to these options and the options we granted may have been in violation of federal and state securities laws, and may be subject to rescission. In order to address this issue, we intend to make a rescission offer to the holders of these shares and options soon after the effective date of this offering. If our rescission offer is accepted by all offerees, we could be required to make aggregate payments to holders of these shares and options up to approximately $34 million, including statutory interest.

Our anticipated federal rescission offer will cover an aggregate of approximately 22,924,228 shares of common stock issued and outstanding under our 1998 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3), and options outstanding thereunder to purchase 12,618,389 shares of common stock. We will offer to rescind such prior issuances at the price paid for the shares plus interest thereon at the statutory rate in accordance with applicable law from the date of purchase by the purchaser to the expiration of the rescission offer. Under the rescission offer, we would be required to make an aggregate payment of up to approximately $34.0 million, including interest, if all offerees accept the offer.

In addition, we were unable to rely on certain exemptions from the registration and qualification requirements of various states in which we granted options under, or otherwise issued securities subject to, our 1998 Stock Plan and 2003 Stock Plan. Our anticipated state rescission offer will cover an aggregate of approximately 21,543,699 shares of common stock issued and outstanding under our 1998 Stock Plan and 2003 Stock Plan, and options outstanding thereunder to purchase 5,835,656 shares of common stock. Under our rescission offer, we could be required to make an aggregate payment of up to approximately $11.4 million for such grants.

Our making this rescission offer may not terminate a purchaser’s right to rescind a sale of securities that was not registered under the Securities Act or otherwise exempt from registration. Accordingly, should the rescission offer be rejected by any or all offerees, we may continue to be contingently liable under the Securities Act for the purchase price of these shares up to an aggregate amount of approximately $34 million, including statutory interest.

We expect that we may use a portion of the proceeds from this offering to make payments, if any are required, to holders of any shares or options entitled to receive, and who accept, our rescission offer. At this time, however, we are not aware of any claims for rescission against us and we do not expect our aggregate exposure under federal and state securities laws to exceed $34 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our Class A common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding          shares of common stock. The shares of Class A common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of the selling restrictions and the provisions of Rules 144, 144(k) and 701 described below, the restricted securities will be available for sale in the public market as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale in U.S. Public Market/ Percent of Outstanding Common Stock	Comment
On the date of this prospectus

At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various times thereafter

At days after the date of this prospectus and various dates thereafter

Selling Restriction Agreements

We have entered into an agreement with the parties to our Investors Rights Agreement, except for our executive officers, that provides that they will limit sales of any common stock owned by them following the date of this prospectus, as follows:     % of their shares become eligible for sale      days after the date of this prospectus;     % of their shares become eligible for sale      days after the date of this prospectus; and     % of their shares become eligible for sale      days after the date of this prospectus.

We have entered into agreements with the remaining holders of substantially all of our common stock, including our executive officers, which provide that they will limit sales of any common stock owned by them for 180 days following the date of this prospectus, except that they may sell a portion of their shares earlier, as follows:

•	% of their shares become eligible for sale during a First Trading Window that begins days after the date of this prospectus (unless that day falls in the third month of a calendar quarter, in which case the First Trading Window begins on the third business day after the next public release of our quarterly financial results following the date of this prospectus) and that ends on the last day of the second month of the calendar quarter in which the First Trading Window begins.

•	% of their shares become eligible for sale during a Second Trading Window that begins on the third business day after the public release of quarterly financial results following the close of the First Trading Window and that ends on the last day of the second month of the calendar quarter in which the Second Trading Window begins.

•	For any employee that is not eligible to be a selling stockholder but that holds common stock or options to purchase common stock that vest before the end of the First Trading Window, % of that employee’s shares become eligible for sale during the First Trading Window at the later of their initial vesting date and the start of the First Trading Window.

•	For any employee that is not eligible to sell during the First Trading Window but that holds common stock or options to purchase common stock that vest before the end of the Second Trading Window, % of that employee’s shares become eligible for sale during the Second Trading Window at the later of their initial vesting date and the start of the Second Trading Window.

As these shares become available for sale and are sold into the market, the market price of our Class A common stock could decline. After a restricted person’s holding of common stock have been released from the restrictions on sale described above they will be available for sale to the public subject satisfaction of the requirements of Rule 144 or Rule 701, which are described below.

Lock-Up Arrangements

We have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we will not sell any shares of our common stock, or securities convertible into shares of our common stock, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC. This agreement is subject to certain exceptions, including an exception allowing us to issue an unlimited number of shares in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions. Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC may release us from these lock-up arrangements at any time without notice.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the selling restriction agreements to which they are subject.

Registration Rights

Upon completion of this offering, the holders of 79,803,760 shares of our common stock, assuming the exercise of outstanding warrants to purchase registrable securities, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock—Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC

Total

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the shares of Class A common stock sold would be $            , the total underwriting discounts and commissions would be $            , and the total proceeds to us would be $            . We will not receive any of the proceeds from the sale of the Class A common stock by the selling stockholders.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
Underwriting discounts and commissions to be paid by	No Exercise	Full Exercise	No Exercise	Full Exercise
Google	$	$	$	$
Selling stockholders	$	$	$	$

The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately $             million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our Class A common stock.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.

We expect to apply to list our Class A common stock on either the New York Stock Exchange or the Nasdaq National Market under the symbol “            .”

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for such Class A common stock.

•	Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock.

whether any transaction described above is to be settled by delivery of such common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	The sale of shares of Class A common stock to the underwriters.

•	The issuance of shares of common stock or the grant of options to purchase shares of Class B common stock under our employee stock purchase plan and/or our equity incentive plan.

•	The issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

•	The issuance by us of shares of our common stock, or securities convertible into our common stock, in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	During the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs.

•	Prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our Class A common stock for their own account. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of Class A common stock in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of Class A common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of Class A common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format, from which you can view a presentation by our management and obtain your unique bidder ID through embedded hyperlinks will be made available on a web site. You must obtain a unique bidder ID in order to participate in this offering. See “Auction Process” for an explanation of how to obtain a bidder ID. A prospectus in electronic format may also be made available on the web sites maintained by one or more of the other underwriters.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act arising out of any untrue statement or alleged untrue statement or caused by any omission or alleged omission of a material fact required to be stated in this prospectus. Pursuant to an agreement with the underwriters, we will be reimbursed for some of our expenses incurred in the offering.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A common stock, for rescission against us and the selling stockholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the Class A common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 0.1% of the shares our Class B common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements (and schedule) at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We’ve included our consolidated financial statements (and schedule) in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

Additionally, on April 29, 2004 we filed with the SEC a registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act.

Google Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2002 and 2003

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Google Inc.

We have audited the accompanying consolidated balance sheets of Google Inc. as of December 31, 2002 and 2003, and the related consolidated statements of income, redeemable convertible preferred stock warrant and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Google Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

April 20, 2004, except as to
Note 13 as to which the date
is                 , 2004

San Francisco, California

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 13 to the consolidated financial statements.

/s/    ERNST & YOUNG LLP

April 20, 2004

San Francisco, California

Google Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,		As of March 31, 2004
	2002	2003	Actual	Pro Forma
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,752	$148,995	$251,354
Short-term investments	88,579	185,723	203,534
Accounts receivable, net of allowance of $2,297, $4,670 and $5,611	61,994	154,690	179,505
Deferred income taxes	12,646	22,105	15,714
Prepaid revenue share, expenses and other assets	10,825	48,721	53,279

Total current assets	231,796	560,234	703,386
Property and equipment, net	53,873	188,255	253,006
Goodwill	—	87,442	87,442
Intangible assets, net	96	18,114	18,755
Prepaid revenue share, expenses and other assets, non-current	1,127	17,413	16,865

Total assets	$286,892	$871,458	$1,079,454

Liabilities, Redeemable Convertible Preferred Stock Warrant and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,394	$46,175	$37,781
Accrued compensation and benefits	14,528	33,522	23,862
Accrued expenses and other current liabilities	10,810	26,411	34,956
Accrued revenue share	13,100	88,672	99,179
Deferred revenue	11,345	15,346	15,680
Income taxes payable	25,981	20,705	83,785
Current portion of equipment leases	4,350	4,621	4,388

Total current liabilities	89,508	235,452	299,631
Long-term portion of equipment leases	6,512	1,988	1,017
Deferred revenue, long-term	1,901	5,014	5,551
Liability for stock options exercised early, long-term	567	6,341	7,993
Deferred income taxes	580	18,510	22,099
Other long-term liabilities	—	1,512	1,512

Commitments and contingencies

Redeemable convertible preferred stock warrant	13,871	13,871	13,871

Stockholders’ equity:
Convertible preferred stock, $0.001 par value, issuable in series: 166,896, 164,782 and 164,782 shares authorized at December 31, 2002 and 2003 and March 31, 2004, 70,432, 71,662 and 71,662 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004, zero shares issued and outstanding pro forma; aggregate liquidation preference of $40,815 at March 31, 2004	44,346	44,346	44,346	$—
Class A and Class B common stock, $0.001 par value: 700,000 shares authorized, 145,346, 160,866, and 163,538 shares issued and outstanding, excluding 3,281, 11,987, and 10,946 shares subject to repurchase (see Note 9) at December 31, 2002 and 2003 and March 31, 2004 and 235,200 shares outstanding pro forma	145	161	164	235
Additional paid-in capital	83,410	725,219	801,712	845,987
Note receivable from officer/stockholder	(4,300)	(4,300)	(4,300)	(4,300)
Deferred stock-based compensation	(35,401)	(369,668)	(368,579)	(368,579)
Accumulated other comprehensive income	49	1,660	(888)	(888)
Retained earnings	85,704	191,352	255,325	255,325

Total stockholders’ equity	173,953	588,770	727,780	$727,780

Total liabilities, redeemable convertible preferred stock warrant and stockholders’ equity	$286,892	$871,458	$1,079,454

See accompanying notes.

Google Inc.

CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638
Costs and expenses:
Cost of revenues	14,228	39,850	121,794	17,471	53,413
Research and development	16,500	31,748	91,228	12,505	35,019
Sales and marketing	20,076	43,849	120,328	17,767	47,904
General and administrative	12,275	24,300	56,699	10,027	21,506
Stock-based compensation(1)	12,383	21,635	229,361	36,418	76,473

Total costs and expenses	75,462	161,382	619,410	94,188	234,315

Income from operations	10,964	186,466	342,464	84,706	155,323
Interest income (expense) and other, net	(896)	(1,551)	4,190	(47)	300

Income before income taxes	10,068	184,915	346,654	84,659	155,623
Provision for income taxes	3,083	85,259	241,006	58,859	91,650

Net income	$6,985	$99,656	$105,648	$25,800	$63,973

Net income per share:
Basic	$0.07	$0.86	$0.77	$0.20	$0.42

Diluted	$0.04	$0.45	$0.41	$0.10	$0.24

Pro forma basic (unaudited)			$0.51		$0.29

Number of shares used in per share calculations Basic	94,523	115,242	137,697	127,339	151,084

Diluted	186,776	220,633	256,638	248,687	264,183

Pro forma basic (unaudited)			208,825		222,746

(1) Stock-based compensation is allocated as follows (see Note 1):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cost of revenues	$876	$1,065	$8,557	$1,452	$5,076
Research and development	4,440	8,746	138,377	19,423	46,265
Sales and marketing	1,667	4,934	44,607	7,618	14,146
General and administrative	5,400	6,890	37,820	7,925	10,986

	$12,383	$21,635	$229,361	$36,418	$76,473

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A and Class B Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)
Balance at December 31, 2000	—	$—	69,988	$42,873	119,940	$120	$13,669	$(34)	$(8,457)	$—	$(20,937)	$27,234
Issuance of Series C convertible preferred stock	—	—	444	1,042	—	—	—	—	—	—	—	1,042
Issuance of Class B common stock upon exercise of stock options for cash and notes receivable, net of repurchases	—	—	—	—	17,312	17	5,271	(4,300)	—	—	—	988
Payments of notes receivable from stockholders	—	—	—	—	—	—	—	34	—	—	—	34
Issuance of Class B common stock	—	—	—	—	132	—	114	—	—	—	—	114
Issuance of Series C convertible preferred stock warrants	—	—	—	232	—	—	—	—	—	—	—	232
Issuance of Class B common stock warrants	—	—	—	—	—	—	1,140	—	—	—	—	1,140
Value of options granted to non-employees	—	—	—	—	—	—	186	—	—	—	—	186
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	19,954	—	(19,954)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(381)	—	12,578	—	—	12,197
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	6,985	6,985

Balance at December 31, 2001	—	—	70,432	44,147	137,384	137	39,953	(4,300)	(15,833)	—	(13,952)	50,152
Issuance of Class B common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	7,962	8	2,254	—	—	—	—	2,262
Issuance of Series C convertible preferred stock warrants	—	—	—	199	—	—	—	—	—	—	—	199
Issuance of Series D redeemable convertible preferred stock warrant	—	13,871	—	—	—	—	—	—	—	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	1,460	—	—	—	—	1,460
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	40,141	—	(40,141)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(398)	—	20,573	—	—	20,175
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	49	—	49
Net income	—	—	—	—	—	—	—	—	—	—	99,656	99,656

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	99,705

Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY—(Continued)

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A and Class B Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)
Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953
Issuance of Class A and Class B common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	9,896	10	3,710	—	—	—	—	3,720
Issuance of Series C convertible preferred stock	—	—	1,230	—	—	—	—	—	—	—	—	—
Vesting of shares exercised early (see Note 9)	—	—	—	—	3,078	3	934	—	—	—	—	937
Issuance of fully vested common stock and stock options in connection with acquisitions	—	—	—	—	2,265	3	72,674	—	—	—	—	72,677
Issuance of fully vested common stock and stock options in connection with licensed technology	—	—	—	—	46	—	863	—	—	—	—	863
Issuance of restricted shares to employees in connection with acquisitions	—	—	—	—	235	—	10,752	—	(10,752)	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	15,816	—	—	—	—	15,816
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	540,673	—	(540,673)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(3,613)	—	217,158	—	—	213,545
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	(51)	—	(51)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,662	—	1,662
Net income	—	—	—	—	—	—	—	—	—	—	105,648	105,648

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	107,259

Balance at December 31, 2003	—	13,871	71,662	44,346	160,866	161	725,219	(4,300)	(369,668)	1,660	191,352	588,770
Issuance of Class A common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases (unaudited)	—	—	—	—	2,066	2	928	—	—	—	—	930
Vesting of shares exercised early (see Note 9) (unaudited)	—	—	—	—	606	1	181	—	—	—	—	182
Value of options granted to non-employees (unaudited)	—	—	—	—	—	—	2,756	—	—	—	—	2,756
Deferred stock-based compensation related to options granted to employees (unaudited)	—	—	—	—	—	—	76,092	—	(76,092)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees (unaudited)	—	—	—	—	—	—	(3,464)	—	77,181	—	—	73,717
Comprehensive income:
Change in unrealized gain on available-for-sale investments (unaudited)	—	—	—	—	—	—	—	—	—	5	—	5
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	(2,553)	—	(2,553)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	63,973	63,973

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	61,425

Balance at March 31, 2004 (unaudited)	—	$13,871	71,662	$44,346	163,538	$164	$801,712	$(4,300)	$(368,579)	$(888)	$255,325	$727,780

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities
Net income	$6,985	$99,656	$105,648	$25,800	$63,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,831	17,815	43,851	6,977	21,286
Amortization of warrants	4,157	10,953	4,864	3,522	31
Amortization of intangibles	194	215	6,334	195	2,359
In-process research and development	—	—	11,618	—	—
Stock-based compensation	12,383	21,635	229,361	36,418	76,473
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(11,736)	(43,877)	(90,385)	(17,817)	(24,815)
Deferred income taxes	(2,194)	(9,872)	19	(773)	5,700
Prepaid revenue share, expenses and other assets	(22)	(5,875)	(58,914)	(3,640)	(7,041)
Accounts payable	1,643	5,645	36,699	6,309	(8,393)
Incomes taxes payable	4,592	21,389	(6,337)	35,550	63,080
Accrued compensation and benefits	3,705	9,457	18,989	(2,608)	(9,660)
Accrued expenses and other liabilities	502	5,936	13,752	961	8,350
Accrued revenue share	—	13,100	72,967	19,953	12,143
Deferred revenue	1,049	9,088	6,980	2,351	871

Net cash provided by operating activities	31,089	155,265	395,446	113,198	204,357

Investing activities
Purchases of property and equipment	(13,060)	(37,198)	(176,801)	(29,550)	(86,037)
Purchase of short-term investments	(26,389)	(93,061)	(316,599)	(41,832)	(190,401)
Maturities and sales of short-term investments	11,460	20,443	219,404	11,869	172,585
Acquisition of businesses, net of cash acquired	—	—	(39,958)	22	—
Change in other assets	(1,102)	99	—	—	—

Net cash used in investing activities	(29,091)	(109,717)	(313,954)	(59,491)	(103,853)

Financing activities
Proceeds from issuance of convertible preferred stock, net	1,042	—	—	—	—
Proceeds from exercise of stock options, net	988	2,262	15,477	5,590	4,911
Payments of notes receivable from stockholders	34	—	—	—	—
Payments of principal on capital leases and equipment loans	(4,503)	(7,735)	(7,388)	(2,239)	(1,204)

Net cash provided by (used in) financing activities	(2,439)	(5,473)	8,089	3,351	3,707

Effect of exchange rate changes on cash and cash equivalents	—	—	1,662	(160)	(1,852)

Net increase (decrease) in cash and cash equivalents	(441)	40,075	91,243	56,898	102,359
Cash and cash equivalents at beginning of year	18,118	17,677	57,752	57,752	148,995

Cash and cash equivalents at end of year	$17,677	$57,752	$148,995	$114,650	$251,354

Supplemental disclosures of cash flow information
Property and equipment acquired under equipment leases	$7,679	$7,303	$—

Cash paid for interest	$1,677	$2,285	$1,739

Cash paid for taxes	$685	$73,763	$247,422

Note receivable from officer/stockholder in exchange for common stock	$4,300	$—	$—

Issuance of redeemable convertible preferred stock warrant in conjunction with revenue arrangement	$—	$13,871	$—

Issuance of convertible preferred stock warrants in conjunction with capital lease arrangements	$232	$199	$—

Issuance of common stock warrants in connection with recruitment fees	$1,140	$—	$—

Acquisition related activities:
Cash paid for acquisitions (net of cash acquired)	$—	$—	$40,001

Issuance of common stock in connection with acquisitions, net of deferred stock-based compensation	$114	$—	$73,540

See accompanying notes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 1.    The Company and Summary of Significant Accounting Policies

Nature of Operations

Google Inc. (“Google” or the “Company”) was incorporated in California on September 1998. The Company re-incorporated in the State of Delaware in August 2003. The Company offers highly targeted advertising solutions, global Internet search solutions through its own destination Internet site and intranet solutions via an enterprise search appliance.

Basis of Consolidation

The consolidated financial statements include the accounts of Google and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company has included the results of operations of acquired entities from the date of acquisition (see Note 4).

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2004, the consolidated statements of income and cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for the three months ended March 31, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the three months ended March 31, 2003 and 2004. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable allowance, fair value of investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, deemed value of common stock for the purpose of determining stock-based compensation (see below), and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The Company’s board of directors determines the fair market value of the Company’s common stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options that are higher than the fair market values determined by the board. These deemed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized related to stock and stock option

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

grants to employees and non-employees, the amount of expense related to stock warrants issued to third-parties (see Note 9) and the purchase prices of the Company’s acquisitions (see Note 4).

Revenue Recognition

The following table presents the Company’s net revenues (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)

Advertising revenues:
Google web sites	$66,932	$306,977	$772,192	$154,108	$293,053
Google Network web sites	—	12,278	144,411	15,287	82,246

Total advertising revenues	66,932	319,255	916,603	169,395	375,299
Licensing and other revenues	19,494	28,593	45,271	9,499	14,339

Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

In the first quarter of 2000, the Company introduced its first advertising program through which it offered advertisers the ability to place text-based ads on Google web sites targeted to users’ search queries. Advertisers paid the Company based on the number of times their ads were displayed on users’ search results pages and the Company recognized revenue at the time these ads appeared. In the fourth quarter of 2000, the Company launched Google AdWords, an online self-service program that enables advertisers to place text-based ads on Google web sites. AdWords customers originally paid the Company based on the number of times their ads appeared on users’ search results pages. In the first quarter of 2002, the Company began offering AdWords exclusively on a cost-per-click basis, so that an advertiser pays the Company only when a user clicks on one of its ads. The Company recognizes as revenue the fees charged advertisers each time a user clicks on one of the text-based ads that are displayed next to the search results on Google web sites. Effective January 1, 2004, the Company now offers a single pricing structure to all of its advertisers based on the AdWords cost-per-click model.

Google AdSense is the program through which the Company distributes its advertisers’ text-based ads for display on the web sites of the Google Network members. The Company recognizes as revenues the fees charged advertisers net of the portion shared with its Google Network members under its AdSense program. The Company’s net revenues and cost of revenues would both have been $91.7 million and $504.0 million and $69.7 million and $262.6 million higher in 2002 and 2003, and in the three months ended March 31, 2003 and 2004, if these AdSense agreements had been accounted for on a gross basis. There were no AdSense agreements in 2001.

Certain AdSense agreements obligate the Company to make guaranteed minimum revenue share payments to Google Network members, based on their achieving defined performance terms. The Company’s guaranteed minimum provisions normally cover a period of three months or less, but there may be successive guarantee periods during the term of the agreement. Because management believes each period covered by a guaranteed minimum is a separate transaction or accounting unit, the Company’s policy is to recognize either net revenues or cost of revenues over the period covered by the guaranteed minimum, but not both. As a result, the Company amortizes any guaranteed minimum prepayment (or accretes an amount payable to its Google Network member if the guaranteed minimum payment is due in arrears) equal to the related advertiser fees the Company receives

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

until such time as it can determine it is probable that such fees over the remaining period covered by the guaranteed minimum will be greater than or less than the remaining guaranteed minimum amount. The Company recognizes no net revenues or cost of revenues related to the guaranteed minimum provision until the time it makes such a determination, no later than halfway through the period covered by the guaranteed minimum. Once management makes such a determination, the Company thereafter recognizes net revenues or cost of revenues equal to the amount by which the related advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount. Management occasionally revises such determinations. Thereafter, and to the extent advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount, cost of revenue or net revenue amounts previously recognized are not restated. Instead, in the then current period the Company reduces cost of revenues or net revenues by the amount previously recognized and any remaining amount is recognized as net revenues or cost of revenues, respectively. The Company has not reduced any material cost of revenue or net revenue amounts previously recorded in any of the periods presented.

If and at the time an AdSense agreement is terminated or abandoned, the Company recognizes a charge against net revenues or to cost of revenues to the full extent of its remaining obligations under the terms of the agreement. The Company has not terminated or abandoned any AdSense agreements that have resulted in a material charge against earnings in any of the periods presented.

Concurrent with the commencement of certain AdSense agreements the Company has purchased specific items from, or provided other consideration to, its partners. According to Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s product or service and, therefore, should be characterized as a reduction of revenues when recognized in the vendor’s income statement unless the vendor receives an identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. If management determines the Company will derive little or no benefit from a purchased item, or if it cannot estimate the item’s fair value, then the cost of the item is deemed to be part of the AdSense agreement and is amortized against net revenues or to cost of revenues, as the case may be. The cost of such an item, along with other cash payments or the value of other consideration such as warrants to purchase the Company’s stock, is amortized so that neither net revenues nor cost of revenues is recognized until management determines it is probable that the sum of the pro-rated cost and any remaining unamortized guaranteed minimum amounts will be either greater or less than the related advertiser fees. The cost is pro rated over each of the periods covered by the guaranteed minimums or, if there are no guaranteed minimums, over periods not to exceed twelve months. After such a determination has been made, the Company amortizes the pro rated cost such that only net revenues or cost of revenues is recognized over the remaining term covered by the guaranteed minimum or over a period of not more than twelve months.

The unamortized prepaid guaranteed minimum amounts were $1.8 million at both December 31, 2002 and 2003. In addition, the costs of items purchased from, or other consideration provided to, Google Network members concurrent with the commencement of certain AdSense agreements that management has determined have no other value to the Company were $13.9 million and $19.8 million in 2002 and 2003, and the related unamortized amounts were $4.6 million and $18.8 million at December 31, 2002 and 2003. These unamortized amounts are included in “prepaid revenue share, expenses and other assets” on the accompanying consolidated balance sheets.

The Company generates fees form search services through a variety of contractual arrangements, which include per-query search fees and search service hosting fees. Revenues from set-up and support fees and search service hosting fees are recognized on a straight-line basis over the term of the contract, which is the expected

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

period during which these services will be provided. The Company’s policy is to recognize revenues from per-query search fees in the period queries are made and results are delivered.

The Company also generates fees from the sale and license of its Search Appliance, which includes hardware, software and 12 to 24 months of post-contract support. As the elements are not sold separately, sufficient vendor-specific objective evidence does not exist for the allocation of revenue. As a result, the entire fee is recognized ratably over the term of the post-contract support arrangement in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended.

The Company provides search services pursuant to certain AdSense agreements. Management believes that search services and revenue share arrangements represent separate units of accounting pursuant to EITF 00-21 Revenue Arrangements with Multiple Deliverables. These separate services are provided simultaneously to the web site partner and are recognized as revenues in the periods provided.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement, net of any amounts estimated to be paid to Google Network members which are recorded as “accrued revenue share” on the accompanying consolidated balance sheets.

Cost of Revenues

Cost of revenues consists primarily of the expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy and bandwidth costs. Cost of revenues also includes credit card and other transaction fees relating to processing customer transactions and guaranteed minimums and other costs to the extent that they exceed fees received from advertisers under the related AdSense agreements.

Stock-based Compensation

Stock-based compensation as shown on the accompanying consolidated income statements consists of amortization of deferred stock-based compensation related to restricted shares and options to purchase Class A and Class B common stock to employees and the values of options to purchase such stock issued to non-employees.

As permitted by SFAS 123, Accounting for Stock-based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, deferred compensation for options granted to employees is equal to its intrinsic value, determined as the difference between the exercise price and the deemed value of the underlying stock on the date of grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these deemed values and the exercise prices.

In connection with certain restricted share and stock option grants to employees, the Company recorded deferred stock-based compensation costs of $20.0 million, $40.1 million and $540.7 million in 2001, 2002 and 2003. Amortization of deferred stock-based compensation totaled $12.2 million, $20.2 million and $213.5 million in 2001, 2002 and 2003. The deferred stock-based compensation is being amortized using the accelerated vesting method, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation (“SFAS 123”), EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in connection with Selling, Goods or Services (“EITF 96-18”), and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 28, over the vesting

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

period of each respective restricted share and stock option, generally over four to five years. The remaining unamortized, deferred stock-based compensation for all restricted shares and stock option grants through December 31, 2003 assuming no change in the stock option accounting rules and assuming all employees remain employed at Google for their remaining vesting periods will be expensed as follows over each of the next five years and thereafter (in millions):

2004	$204.8
2005	96.3
2006	47.5
2007	16.1
2008	3.5
Thereafter	1.5

$369.7

The Company accounts for stock awards issued to non-employees in accordance with the provisions of SFAS 123 and EITF 96-18. Under SFAS 123 and EITF 96-18, the Company uses the Black-Scholes method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.

The Company recorded stock-based compensation expense of $186,000, $1.5 million, and $15.8 million for the value of stock options earned by non-employees in 2001, 2002 and 2003.

At December 31, 2003, there were 500,150 unvested options to purchase shares of Class B common stock held by non-employees with a weighted- average exercise price of $0.69 and a weighted-average 48 month remaining vesting period. These options will generally vest on a monthly and ratable basis subsequent to December 31, 2003.

Pro forma information regarding net income has been determined as if the Company had accounted for its employee stock options under the method prescribed by SFAS 123. The resulting effect on pro forma net income disclosed is not likely to be representative of the effects on net income on a pro forma basis in future years due to additional grants and years of vesting in subsequent years.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Had compensation cost for options granted under the option plans (see Note 9) been determined based on the fair value method prescribed by SFAS 123, the Company’s net income and net income per share would have been adjusted to the pro forma amounts below (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$6,985	$99,656	$105,648	$25,800	$63,973
Add: Stock-based employee compensation expense included in reported net income	12,197	20,175	213,545	34,619	73,717
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(14,648)	22,390	(215,946)	(34,943)	(74,605)

Net income, pro forma	$4,534	$97,441	$103,247	$25,476	$63,085

Net income per share:
As reported—basic	$0.07	$0.86	$0.77	$0.20	$0.42
Pro forma—basic	$0.05	$0.85	$0.75	$0.20	$0.42
As reported—diluted	$0.04	$0.45	$0.41	$0.10	$0.24
Pro forma—diluted	$0.02	$0.44	$0.40	$0.10	$0.24

For purposes of the above pro forma calculation, the value of each option granted through March 31, 2004 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	4.38%	3.34%	2.11%	2.05%	2.20%
Expected volatility	100%	75%	75%	75%	75%
Expected life (in years)	4	3	3	3	3
Dividend yield	—	—	—	—	—

The weighted-average fair value of an option granted in 2001, 2002 and 2003, and in the three months ended March 31, 2003 and 2004, was $0.91, $2.79 and $29.12, and $14.16 and $67.06, using the Black-Scholes pricing model.

Stock Options Exercised Early

The Company typically allows employees to exercise options prior to vesting. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002, which are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity on a ratable basis as the award vests. The Company has appropriately applied the guidance and recorded a liability on the consolidated balance sheets relating to 3,281,004, 11,987,482 and 10,945,942 of options granted subsequent to

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

March 21, 2002 that were exercised and are unvested at December 31, 2002 and 2003 and at March 31, 2004. Furthermore, these shares are not presented as outstanding on the accompanying consolidated statements of redeemable convertible preferred stock warrant and stockholders’ equity and consolidated balance sheets. Instead, these shares are disclosed as outstanding options in the footnotes to these financial statements.

Stock Split

In February and June 2003, the Company affected separate two-for-one stock splits. In addition, the Company affected other splits in prior years. All references to Class A and Class B common stock and preferred stock shares and per share amounts including options and warrants to purchase Class A and Class B common stock have been retroactively restated to reflect the stock split as if such split had taken place at the inception of the Company.

Net Income Per Share

The Company computes net income per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of Class A and Class B common shares outstanding during the period except that it does not include unvested Class A and Class B common shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of Class A and Class B common shares and, if dilutive, potential Class A and Class B common shares outstanding during the period. Potential Class A and Class B common shares consist of the incremental Class A and Class B common shares issuable upon the exercise of stock options, warrants, unvested common shares subject to repurchase or cancellation and convertible preferred stock. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended December 31,				Three Months Ended March 31,
	2001	2002	2003		2003	2004
					(unaudited)
Basic and diluted net income per share:
Numerator:
Net income	$6,985	$99,656		$105,648	$25,800	$63,973

Denominator:
Weighted average Class A and Class B common shares outstanding	125,135	143,317		168,093	158,982	173,737
Less: Weighted average unvested Class A and Class B common shares subject to repurchase or cancellation	(30,612)	(28,075)		(30,396)	(31,643)	(22,653)

Denominator for basic calculation	94,523	115,242		137,697	127,339	151,084
Effect of dilutive securities
Add: Stock options and warrants	4,824	17,072		21,302
Weighted average convertible preferred shares	70,432	70,432		71,027
Weighted average unvested Class A and Class B common shares subject to repurchase or cancellation	30,376	27,880		30,054

Denominator for diluted calculation

Net income per share, basic	$0.07	$0.86		$0.77	$0.20	$0.42

Net income per share, diluted	$0.03	$0.43	$

Pro Forma Net Income Per Share (unaudited)

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of convertible preferred stock into Class B common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended December 31, 2003 and for the three months ended March 31, 2004.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table sets forth the computation of pro forma basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(unaudited)	(unaudited)
Numerator:
Net income	$105,648	$63,973

Denominator:
Weighted average Class A and Class B common shares outstanding	168,093	173,737
Less: Weighted average unvested Class A and Class B common shares subject to repurchase or cancellation	(30,396)	(22,653)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of preferred stock from the date of issuance	71,128	71,662

Denominator for basic pro forma calculation	208,825	222,746

Pro forma net income per common share, basic	$0.51	$0.29

Certain Risks and Concentrations

The Company’s revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments and accounts receivable. Cash equivalents consist of money market funds. Short term investments consist primarily of agency notes, market auction preferred securities, municipal auction rate receipts and municipal bonds held with five financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. In 2003 and in the three months ended March 31, 2004, the Company generated approximately 74% and 70% of its net revenues from customers based in the U.S. with the majority of customers outside of the U.S. located in Japan and Europe. Many of the Company’s Network members are in the Internet industry. To appropriately manage this risk, the Company performs ongoing evaluations of customer credit and limits the amount of credit extended, but generally no collateral is required. The Company maintains reserves for estimated credit losses and these losses have generally been within management’s expectations.

No customer accounted for greater than 10% of net revenues in 2001, 2002 and 2003 or in the three months ended March 31, 2003 and 2004.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amounts of the Company’s equipment loans and capital leases approximate fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2002 and 2003.

Cash and Cash Equivalents and Short-Term Investments

The Company invests its excess cash in money market funds and in highly liquid debt instruments of the U.S. government, its agencies and municipalities. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents; highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s debt and marketable equity securities have been classified and accounted for as available-for-sale. The Company does not intend to hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company occasionally sells these securities prior to their stated maturities. These securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, management makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also maintains a sales allowance to reserve for potential credits issued to customers. The amount of the reserve is determined based on historical credits issued.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Equipment under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Construction in process is primarily related to the building of production equipment servers and lease-hold improvements. Depreciation for these assets commences once they are placed in service.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. The Company has made no adjustments to its long-lived assets in any of the years presented.

The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company completed its first goodwill impairment test at November 30, 2003, and found no impairment. The test was based on the Company’s single operating segment and reporting unit structure.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 2 to 3 years. The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency

Generally, the functional currency of the Company’s international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains (losses) are deferred and recorded in accumulated other comprehensive income as a component of stockholders’ equity. The Company recorded $1.7 million of net translation gains in 2003. There was no translation gain or loss in 2001 and 2002. Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statements. The Company recognized $2.1 million of net gains resulting from foreign exchange transactions in 2003. Net transaction gains and losses recognized during 2001 and 2002 were not material.

Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. For the years ended December 31, 2001, 2002 and 2003 advertising expenses totaled approximately $5.3 million, $7.0 million and $20.9 million, including $2.8 million and $1.4 million of warrant amortization expense in 2001 and 2002 and none in 2003.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on foreign exchange and unrealized gains and losses on available-

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

for-sale investments. The differences between total comprehensive income and net income as disclosed on the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for 2001, 2002 and 2003 were insignificant.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on the Company’s financial statements.

During November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The Company adopted the provisions of FIN 45 at January 1, 2003. The adoption of this Interpretation did not have an impact on the Company’s operating results. See further discussion regarding indemnifications in Note 7.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The Company does not have any variable interest entities.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 2.    Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Cash and cash equivalents	$57,752	$148,995	$251,354

Short-term investments:
Municipal securities	$86,979	$166,538	$179,975
Market auction preferred securities	1,600	8,000	10,000
U.S. government notes	—	11,185	13,559

Total short-term investments	88,579	185,723	203,534

Total cash, cash equivalents and short-term investments	$146,331	$334,718	$454,888

The Company has not experienced any significant realized gains or losses on its investments in the periods presented. Gross unrealized gains and losses at December 31, 2002 and 2003 and at March 31, 2004 were not material.

The following table summarizes the estimated fair value of our securities held in short-term investments classified by the stated maturity date of the security (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Due within 1 year	$17,744	$29,381	$23,727
Due within 1 year through 5 years	—	81,830	129,202
Due within 5 years through 10 years	—	11,382	3,463
Due after 10 years	70,835	63,130	47,142

Total	$88,579	$185,723	$203,534

In addition, at December 31, 2002 and at both December 31, 2003 and March 31, 2004, the Company had $376,000 and $11.0 million of restricted cash and investment securities classified as other current assets which are included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets.

Note 3.    Interest Income (Expense) and Other

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
				(unaudited)
Interest income	$861	$1,215	$2,663	$513	$1,156
Interest expense	(1,758)	(2,570)	(1,931)	(550)	(286)
Other	1	(196)	3,458	(10)	(570)

Interest income (expense) and other, net	$(896)	$(1,551)	$4,190	$(47)	$300

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 4.    Acquisitions

Applied Semantics, Inc.

In April 2003, the Company acquired all of the voting interests of Applied Semantics, Inc. (“ASI”) to strengthen its search and advertising programs, including content-targeted advertising programs. The transaction was accounted for as a business combination.

The total purchase price was $102.4 million and consisted of a cash payment of $41.5 million, including direct transaction costs of $400,000, and the issuance of 1,825,226 fully vested shares of the Company’s Class A common stock and 557,574 fully vested and unvested options to purchase the Company’s Class A common stock valued at $60.9 million. The intrinsic value of the unvested options to purchase 81,352 shares of Class A common stock on the date of acquisition was recorded as deferred stock-based compensation and is being amortized as compensation expense on an accelerated basis over the related vesting periods of three to 47 months contingent upon each individual’s continued employment with the Company.

The fair values of the assets and liabilities acquired, including intangible assets, were determined by management with input from an appraiser. The total purchase price was allocated as follows (in thousands):

Goodwill	$84,192
Developed technology	16,600
Customer contracts and other	4,100
Net tangible assets acquired	3,612
Deferred tax asset	1,074
Deferred stock-based compensation	1,933
Deferred tax liabilities	(9,074)

Total	$102,437

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, any future products that may arise from ASI’s technology, as well as ASI’s skilled and specialized workforce. The goodwill amount is not deductible for tax purposes.

The developed technology and customer contracts and other have a weighted-average useful life of three and two years, and a combined weighted average life of 2.81 years.

Cash consideration of $900,000 may be paid over the next four years to certain former employees of ASI contingent upon their continued employment with the Company and will be recognized as expense as it is earned by the employees. As of December 31, 2003, the Company had paid approximately $300,000 of this amount.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The results of operations of ASI have been included in the Company’s consolidated income statements since the completion of the acquisition on April 23, 2003. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of ASI occurred on January 1, 2002 (in thousands, except per share amounts):

	Year Ended December 31,
	2002	2003
	(unaudited)
Net revenues	$354,035	$964,693
Net income	$94,749	$105,072
Net income per share—basic:	$0.81	$0.76
Net income per share—diluted:	$0.43	$0.41

Other Acquisitions

During the year ended December 31, 2003 the Company acquired all of the voting interests of three other companies. Two of the companies were accounted for as business combinations. Because the third company was considered a development stage enterprise, the transaction was accounted for as an asset purchase in accordance with EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The total purchase price for the three acquisitions was $15.3 million and consisted of a cash payment of $1.5 million and the issuance of 440,000 fully vested shares of the Company’s Class A common stock valued at $13.8 million. The total purchase price was allocated as follows (in thousands):

Goodwill	$3,250
Developed technology	3,651
Net liabilities assumed	(1,759)
Deferred tax liabilities	(1,487)
Purchased in-process research and development	11,618

Total	$15,273

Purchased in-process research and development of $11.6 million was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. That amount is included in research and development expenses on the accompanying consolidated income statement and is not deductible for tax purposes.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisitions, any future products that may arise from the related technology, as well as the skilled and specialized workforce acquired. The goodwill amount is not deductible for tax purposes.

The developed technology has a weighted-average useful life of three years.

In addition in conjunction with the acquisitions, the Company issued 235,000 restricted shares of the Company’s Class A common stock valued at $10.8 million. The fair value of the restricted shares was recorded as deferred stock-based compensation and will be amortized to compensation expense on an accelerated basis over the related vesting periods of two to five years, contingent upon each individual’s continued employment with the Company.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 5.    Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows (in thousands):

Balance as of January 1, 2003	$—
Goodwill acquired during year	87,442

Balance as of December 31, 2003	$87,442

Information regarding the Company’s acquisition-related intangible assets that are being amortized is as follows (in thousands):

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed technology	$20,917	$5,514	$15,403
Customer contracts and other	4,100	1,389	2,711

Total	$25,017	$6,903	$18,114

Amortization expense of acquisition-related intangible assets for the year ended December 31, 2003 was $6.3 million.

Estimated amortization expense for acquisition-related intangible assets on the Company’s December 31, 2003 consolidated balance sheet for the fiscal years ending December 31, is as follows (in thousands):

2004	$8,767
2005	7,423
2006	1,924

$18,114

Note 6.    Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Information technology assets	$78,764	$204,417	$258,751
Furniture and fixtures	1,835	6,803	9,103
Leasehold improvements	908	7,677	8,044
Construction in process	5,379	42,940	71,855

Total	86,886	261,837	347,753
Less accumulated depreciation and amortization	33,013	73,582	94,747

Property and equipment, net	$53,873	$188,255	$253,006

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 7.    Commitments and Contingencies

Capital Leases

In June 2001, the Company entered into a master equipment lease agreement with a financial institution. The agreement provided for an initial equipment lease line of credit not to exceed $5.0 million. In October 2001, the same financial institution provided for the syndication of another equipment lease line of credit not to exceed $10.0 million. At December 31, 2003, $15.0 million had been borrowed under these equipment lease lines of credit.

The equipment financed under the capital lease arrangement is included in property and equipment and the related amortization is included in depreciation and amortization expense. The cost of assets financed under the capital lease was $15.0 million at December 31, 2002 and 2003. The related amortization expense was $728,000, $3.4 million and $5.0 million during 2001, 2002 and 2003 and accumulated amortization was $4.1 million and $9.1 million at December 31, 2002 and 2003. The equipment leases have payment terms of 36 months.

The Company has issued warrants to purchase 179,956 shares of Series C convertible preferred stock in connection with its draw on the equipment lease lines (see Note 9).

Operating Leases

During 2003, the Company entered into a nine year sublease agreement for its headquarters in Mountain View, California. According to the terms of the sublease, the Company will begin making payments in July 2005 and payments will increase at 3% per annum thereafter. The Company recognizes rent expense under this arrangement on a straight line basis. The lease terminates on December 31, 2012, however, the Company may exercise two five year renewal options at its discretion. The Company has an option to purchase the property for approximately $172.4 million, which is exercisable in 2006. At December 31, 2003, the Company had not made a decision with respect to this purchase option. In connection with the lease, the Company has a letter of credit which requires it to maintain $9.0 million of cash and investment securities as collateral. This required collateral effectively expires in April 2004. As a result, it is classified as other current assets, which is included in “prepaid revenue share, expenses and other assets” on the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the lease.

In addition, the Company has entered into various non-cancelable operating lease agreements for its offices throughout the U.S. and for international subsidiaries with original lease periods expiring between 2004 and 2015. The Company is committed to pay a portion of the buildings’ operating expenses as determined under the agreements. Certain of these arrangements have free or escalating rent payment provisions. The Company recognizes rent expense under such arrangements on a straight line basis. Total payments relating to leases having an initial or remaining non-cancelable term less than one year are $2.3 million and are not included in the table below. Rent expense was $2.0 million, $3.7 million, and $8.9 million in 2001, 2002, and 2003.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

At December 31, 2003, future payments under capital leases and minimum payments under non-cancelable operating leases with a remaining term greater than one-year are as follows over each of the next five years and thereafter (in thousands):

	Capital Leases	Operating Leases
2004	$5,304	$7,378
2005	2,080	13,596
2006	—	18,620
2007	—	18,774
2008	—	18,769
Thereafter	—	69,592

Total minimum payments required	7,384	$146,729

Less amounts representing interest	775

Minimum future payments of principal	6,609
Current portion	4,621

Long-term portion	$1,988

AdSense Agreements

In connection with our AdSense revenue share agreements, the Company is periodically required to make non-cancelable guaranteed minimum revenue share payments to a small number of its Google Network members over the term of the respective contracts. Under some of our contracts, these guaranteed payments can vary based on the Google Network members achieving defined performance terms, such as number of advertisements displayed or search queries. In some cases, certain guaranteed amounts will be adjusted downward if the Google Network members do not meet their performance terms and, in some cases, these amounts will be adjusted upward if they exceed their performance terms. In all but one of these AdSense agreements, if a Google Network member were unable to perform under the contract, such as being unable to provide search queries, as defined under the terms of that agreement, then the Company would not be obligated to make any non-cancelable guaranteed minimum revenue share payments to that member.

Under one AdSense agreement, through 2005 the Company is obligated to make $5.6 million of non-cancelable guaranteed minimum revenue share payments irrespective of whether or not the Google Network member achieves defined performance goals. The only circumstance in which the non-cancelable guaranteed minimum revenue share payments would not be due to this Google Network member would be material breach, as defined in the agreement.

Management believes future non-cancelable guaranteed minimum revenue share payments will be significantly greater than the contractual minimum of $5.6 million. To date, total advertiser fees generated under these AdSense agreements have exceeded the total guaranteed minimum revenue share payments. In 2003, the Company made $108.8 million of non-cancelable minimum guaranteed revenue payments.

Purchase Obligations

Additionally, the Company had $11.9 million of other non-cancelable contractual obligations and $24.9 million of open purchase orders for which we have not received the related services or goods at

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

December 31, 2003. The Company has the right to cancel these open purchase orders upon 10 days notice prior to the date of delivery. The majority of these purchase obligations are related to data center operations.

Letters of Credit

Associated with several leased facilities, the Company has unused letters of credit for $12.2 million and related compensating balances of $11.0 million as included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the letters of credit.

Indemnifications

While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others. Accordingly, the Company has not recorded a liability related to indemnification provisions.

Legal Matters

Overture Services (now owned by Yahoo) has sued the Company, claiming that the Google AdWords program infringes certain claims of Overture Services’ patent. It also claims that the patent relates to an Overture Services own bid-for-ad placement business model and its pay-for-performance technologies. The Company is currently litigating this case. If Overture Services wins, it may significantly limit the Company’s ability to use the AdWords program, and the Company also may be required to pay damages. While management currently believes that the lawsuit is without merit and that the amount of the ultimate liability, if any, with respect to this action will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

Currently, there is no other significant litigation pending against the Company other than as disclosed in the paragraph above. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of the Company’s business. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s business, results of operations or financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

Note 8.    Redeemable Convertible Preferred Stock Warrant

As a part of an AdSense agreement entered into during 2002, the Company issued to the Google Network member fully vested warrants to purchase 7,437,452 shares of Series D convertible preferred stock. The warrants have an exercise price of $2.91 and a life of five years. These warrants expire in 2012.

The Company determined the fair value of the warrants to be $13.9 million. At December 31, 2003, the warrants have been fully amortized.

Under certain circumstances, the Company could be required to pay the holder of the warrant the lesser of (i) the fair value of the warrants (as calculated and defined in the warrant agreement using a Black-Scholes pricing model) and (ii) $5.82 per share for maximum payment of approximately $43.3 million.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

As a result of the redemption feature of the warrant, the fair value of the warrants has been classified outside of stockholders’ equity. Currently, the circumstances necessary for this warrant to be redeemable are not probable and, therefore, the warrant has not been classified as a liability and the value has not been adjusted from the calculated amount. In the future, should a redemption event become probable, the warrant value would be reclassified as a liability and its value adjusted. Any adjustments in value would be recorded as a deemed dividend.

Note 9.    Stockholders’ Equity

Convertible Preferred Stock

Convertible preferred stock consists of the following (in thousands):

	As of December 31,
	2002		2003
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	15,360	15,360	15,360	15,360	$960
Series A-1	15,360	—	15,360	—	—
Series B	50,651	49,823	50,445	49,823	24,677
Series B-1	50,651	—	50,445	—	—
Series C	10,000	5,249	9,149	6,479	15,178
Series C-1	10,000	—	9,149	—	—
Series D	7,437	—	7,437	—	—
Series D-1	7,437	—	7,437	—	—

	166,896	70,432	164,782	71,662	$40,815

Significant terms of the Series A, A-1, B, B-1, C, C-1, D and D-1 convertible preferred stock are as follows:

•	Holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to noncumulative dividends of $0.00625, $0.0496, $0.2343 and $0.2910 per share, respectively, if and when declared by the board of directors in preference to holders of common stock. No dividends have been declared through December 31, 2003.

•	In the event of liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, stockholders will receive distributions of $0.0625 for each share of Series A or A-1 convertible preferred stock, $0.4953 for each share of Series B or B-1 convertible preferred stock, and $2.3425 for each share of Series C or C-1 convertible preferred stock, and $2.91 for each share of Series D or D-1 convertible preferred stock. All remaining assets will be shared on a prorata basis between the Class A and Class B common stockholders.

•	Each share of the convertible preferred stock is convertible into one share of Class B common stock of the Company at the option of the holder and carries voting rights equivalent to the Class B common stock on a share-for-share basis. The conversion rate of the convertible preferred stock is subject to adjustment in the event of, among other things, stock splits and stock dividends. Each share of convertible preferred stock automatically converts into Class B common stock in the event of a public offering of the Company’s common stock in which the gross proceeds and the offering price per share exceed certain minimum amounts.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

•	The holders of Series A, B, C, and D convertible preferred stock are entitled to the right of first offer with respect to equity financings of the Company (which does not include an initial public offering of the Company’s stock). If the stockholders do not exercise this right in the event of an equity financing at a price per share less than the original respective issue price of Series A, B, C and D convertible preferred stock, then shares of Series A, B, C and D convertible preferred stock will be automatically converted into an equivalent number of shares of Series A-1, B-1, C-1, or D-1 convertible preferred stock, respectively.

Class A and Class B Common Stock

The Company’s Board of Directors has authorized two classes of common stock, Class A and Class B. The Company had authorized 400,000,000 and 300,000,000 shares and at December 31, 2003 there were 11,220,718 and 161,632,445 shares legally outstanding of Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share. Shares of Class B common stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A common stock. See Note 13.

At December 31, 2003, there were 115,986,783 shares of Class A and Class B reserved for future issuance, as presented in the following table:

Outstanding convertible preferred stock	71,662,432
Outstanding options to purchase Class A and Class B common stock	17,363,122
Options to purchase Class A and Class B common stock available for grant	5,440,155
Warrants to purchase Class B common stock	1,294,308
Warrants to purchase convertible preferred stock	8,239,284
Unvested shares related to options granted and exercised subsequent to March 21, 2002 to purchase Class A and Class B common stock	11,987,482

Total Class A and Class B common stock reserved for future issuance	115,986,783

Stock Plans

The Company maintains the 1998 Stock Plan, the 2000 Stock Plan, the 2003 Stock Plan, the 2003 Stock Plan (No. 2) and the 2003 Stock Plan (No. 3) and plans assumed through acquisitions which are collectively referred to as the “Stock Plans.” Under the Company’s Stock Plans, incentive and nonqualified stock options or rights to purchase Class A and Class B common stock may be granted to eligible participants. Options must be priced to be at least 85% of the Class A or Class B common stock’s fair market value at the date of grant as determined by the board of directors (100% in the case of incentive stock options). Options are generally granted for a term of ten years. Initial options granted under the Stock Plans generally vest 25% after the first year of service and ratably each month over the remaining 36-month period. Additional options granted under the Stock Plans generally vest 20% after the first year of service and ratably each month over the remaining 48-month period. Typically, options may be exercised prior to vesting. Sales of stock under stock purchase rights are made pursuant to restricted stock purchase agreements. There are 24,205,579 shares of Class A and Class B common stock outstanding and subject to repurchase related to the Stock Plans at December 31, 2003. Of this total, 12,218,097 and 11,987,482 shares are related to options granted through and after March 21, 2002, in accordance with EITF 00-23, respectively.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table summarizes the activity under the Company’s Stock Plans:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2000	18,884,848	8,477,488	$0.25
Additional options authorized	15,241,708	—	—
Options granted	(26,990,768)	26,990,768	$0.30
Options exercised	—	(17,754,728)	$0.30
Options canceled	898,000	(898,000)	$0.24
Options repurchased	443,740	—	$0.06

Balance at December 31, 2001	8,477,528	16,815,528	$0.28
Additional options authorized	14,400,000	—	—
Options granted	(14,980,716)	14,980,716	$0.30
Options exercised	—	(8,520,668)	$0.28
Options canceled	351,100	(351,100)	$0.30
Options repurchased	557,772	—	$0.25

Balance at December 31, 2002	8,805,684	22,924,476	$0.29
Additional options authorized	16,034,880	—	—
Options granted	(19,846,158)	19,846,158	$2.65
Options exercised	—	(13,145,075)	$0.54
Options canceled	274,955	(274,955)	$1.50
Options repurchased	170,794	—	$0.29

Balance at December 31, 2003	5,440,155	29,350,604	$2.47
Options granted (unaudited)	(1,005,120)	1,005,120	$16.28
Options exercised (unaudited)	—	(2,766,102)	$2.83
Options canceled (unaudited)	66,601	(66,601)	$2.57
Options repurchased (unaudited)	91,822	—	$0.09

Balance at March 31, 2004 (unaudited)	4,593,458	27,523,021	$3.27

The number of options outstanding at December 31, 2002 and 2003 and March 31, 2004 includes 3,281,004, 11,987,482 and 10,945,942 of options granted and exercised subsequent to March 21, 2002 that are unvested at December 31, 2002 and 2003 and March 31, 2004, in accordance with EITF 00-23, Issues related to the accounting for stock compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table summarizes additional information regarding outstanding and exercisable options at December 31, 2003:

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	21,080,838	10,548,989	10,531,849	8.1	$0.40	10,304,146	$0.40
$3.50–$ 3.50	1,211,262	540,214	671,048	9.4	$3.50	597,648	$3.50
$5.00–$ 7.00	5,771,739	628,559	5,143,180	9.5	$5.15	5,037,530	$5.15
$9.00–$ 9.00	476,050	155,508	320,542	9.8	$9.00	291,742	$9.00
$10.00–$10.00	810,715	114,212	696,503	9.9	$10.00	664,203	$10.00

$0.01–$10.00	29,350,604	11,987,482	17,363,122	8.7	$2.47	16,895,269	$2.45

The number of options exercisable at December 31, 2001 and 2002 were 16,815,528 and 22,924,476.

The following table summarizes additional information regarding outstanding and exercisable options at March 31, 2004 (unaudited):

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	18,272,609	9,010,008	9,262,601	7.9	$0.40	9,074,469	$0.40
$3.50–$ 3.50	1,210,012	616,900	593,112	9.1	$3.50	519,712	$3.50
$5.00–$ 7.00	5,765,289	745,631	5,019,658	9.3	$5.14	4,916,375	$5.14
$9.00–$ 9.00	469,300	186,058	283,242	9.5	$9.00	254,442	$9.00
$10.00–$12.00	1,156,875	251,957	904,938	9.7	$10.79	862,188	$10.80
$20.00–$20.00	648,940	136,175	512,765	10.0	$20.00	491,115	$20.00

$0.01–$20.00	27,523,025	10,946,709	16,576,312	8.5	$3.27	16,118,301	$3.24

Note Receivable from Stockholder / Officer

In connection with the exercise of employee stock options, the Company has a $4.3 million loan receivable at December 31, 2003. This outstanding balance is for a loan that was made in 2001, to the Company’s Chief Executive Officer pursuant to a full recourse promissory note and stock pledge agreement. The note accrues interest at 7.38% compounded semi-annually and is repayable in full on September 28, 2005. See Note 13.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Warrants to Purchase Class B Common and Preferred Stock

	Shares Subject to Purchase at December 31, 2003	Weighted Average Exercise Price Per Share
Warrants Type
Class B Common	1,294,308	$0.46
Series B Convertible Preferred	621,876	$0.72
Series C Convertible Preferred	179,956	$2.34
Series D Convertible Preferred	7,437,452	$2.91

Total	9,533,592	$2.42

No warrants outstanding at December 31, 2003 were exercised or canceled, and no warrants to purchase our stock were issued, in the three months ended March 31, 2004.

The Company determined the value of these warrants at the date of grant using the Black-Scholes option pricing model based on the estimated fair value of the underlying stock, a volatility rate of 100% or 75%, no dividends, a risk-free interest rate ranging from 4.93% to 6.84%, and an expected life of three to ten years which coincides with the maximum exercise periods of the warrants.

Class B Common

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 1,194,308 shares of Class B common stock at a price of $0.30 per share in connection with recruitment fees. The Company determined the value of the warrants to be $1.1 million. The entire fair value of the warrants was expensed during 2001 as general and administrative expense on the accompanying consolidated income statements. Also, in October 2000, the Company issued fully vested, nonforfeitable warrants to purchase 100,000 shares of Class B common stock at a price of $2.34 per share. The above warrants expire in 2006 and 2005.

Series B Preferred

In 1999, the Company issued fully vested, nonforfeitable warrants to purchase 403,840 shares of Series B convertible preferred stock in connection with an equipment line of credit. The warrants have an exercise price of $0.495. The Company determined the fair value of the warrants to be $157,000. In connection with additional drawdowns on the equipment line of credit during 2000, the Company issued 74,216 and 143,820 warrants to purchase Series B convertible preferred stock with an exercise price of $0.62 and $1.42, respectively. The Company determined the fair value of these warrants to be $28,000 and $269,000. The cost of the warrants was expensed as additional interest expense over the life of the loan arrangement. These warrants remain outstanding and expire in 2005.

Series C Preferred

In June 2000, the Company issued warrants to purchase shares of Series C convertible preferred stock to a customer in connection with a Branding and Promotion Agreement whereby the customer provided advertising to the Company over a two-year period. The warrants had an exercise price of $2.34 per share. The Company determined the fair value of the warrants to be $5.7 million. The entire fair value of the warrants was expensed ratably over the two years of the agreement as sales and marketing expense on the accompanying consolidated income statements. In June 2003, the warrant converted in accordance with its terms into 1,229,944 shares of Series C convertible preferred stock.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 108,260 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $232,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2011.

In 2002, the Company issued fully vested, nonforfeitable warrants to purchase 71,696 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit discussed in Note 7. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $199,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2012.

Series D Preferred

In 2002, the Company issued 7,437,452 redeemable warrants to purchase Series D convertible preferred stock to a customer in connection with a revenue-share agreement (see Note 8).

Note 10.    401(k) Plan

The Company has a 401(k) Savings Plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 15% of their eligible compensation, subject to certain limitations. The Company matches employee contributions up to the lesser of 3.5% of the employee’s salary or $2,200. Employee and Company contributions are fully vested when contributed. The Company contributed approximately $329,000, $663,000 and $1.7 million during 2001, 2002 and 2003, respectively.

Note 11.    Income Taxes

Income from continuing operations before income taxes included income/(loss) from foreign operations of approximately $500,000 and $(6.5) million for 2002 and 2003. Pretax income from foreign operations was immaterial for 2001.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$4,260	$74,081	$187,686
State	1,017	19,683	52,336
Foreign	—	1,367	965

Total	5,277	95,131	240,987
Deferred:
Federal	(1,782)	(8,504)	712
State	(412)	(1,368)	(693)
Foreign	—	—	—

Total	(2,194)	(9,872)	19

Provision for income taxes	$3,083	$85,259	$241,006

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Expected provision at federal statutory rate, 35%	$3,524	$64,720	$121,329
State taxes, net of federal benefit	393	11,905	33,568
Stock based compensation expense	4,334	7,572	79,764
Foreign rate differential	—	—	3,249
In-process research and development	—	—	4,066
Valuation allowance (utilized)/provided	(5,558)	(461)	—
Other individually immaterial items	390	1,523	(970)

Provision for income taxes	$3,083	$85,259	$241,006

Deferred Tax Assets

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financing reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$210	$482
Deferred compensation	4,054	5,661
State taxes	6,216	15,947
Deferred revenue	834	775
Accruals and reserves not currently deductible	4,725	4,684
Tax credits	—	291
Other	42	28

Total deferred tax assets	16,081	27,868
Deferred tax liabilities:
Depreciation	(3,959)	(15,778)
Identified intangibles	—	(8,223)
Other	(56)	(272)

Total deferred tax liabilities	(4,015)	(24,273)

Net deferred tax assets	$12,066	$3,595

The net valuation allowance decreased by approximately $5.6 million and $500,000 during the years ended December 31, 2001 and 2002 respectively.

At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $604,000 and $5.3 million, respectively. As of December 31, 2003, the Company had federal credit carryforwards of approximately $291,000. The net operating loss and credit carryforwards will begin to expire in 2006, if not utilized.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Note 12.    Information about Geographic Areas

The Company’s chief operating decision-makers (i.e., chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company considers itself to be in a single reporting segment and operating unit structure.

Net revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues:
United States	$73,982	$275,347	$707,863	$135,873	$273,382
International	12,444	72,501	254,011	43,021	116,256

Total net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

	As of December 31,
	2001	2002	2003
Long-lived assets:
United States	$28,217	$55,008	$267,348
International	—	87	43,876

Total long-lived assets	$28,217	$55,095	$311,224

Note 13.    Subsequent Events (unaudited)

Initial Public Offering and 2004 Stock Plan

In April 2004, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s Class A common stock. In April 2004, the Company’s board of directors adopted the 2004 Stock Plan, and the Company expects its stockholders will approve the plan prior to the completion of this offering. The 2004 Stock Plan provides for the grant of incentive stock options to the Company’s employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to the Company’s employees, directors, and consultants. No awards have yet been issued pursuant to the 2004 Stock Plan.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Class A and Class B Common Stock

The Company’s certificate of incorporation provides that upon an initial public offering meeting certain criteria, the Company’s Class A Senior common stock, which has ten votes per share, would automatically convert into common stock, which has one vote per share. The Company’s Board of Directors has authorized an amendment to its certificate of incorporation to preserve the voting rights of its Class A Senior common stock at ten votes per share, and, as a result, these shares will no longer convert to common stock upon an initial public offering. In addition, shares of Class A Senior common stock may be converted at anytime at the option of the stockholder into common stock and automatically convert upon sale or transfer. Pursuant to this amendment each share of Class A Senior common stock was reclassified as one share of Class B common stock and each share of common stock was reclassified as Class A common stock. The Company expects our stockholders will approve these amendments prior to completion of this offering. These amendments have been reflected in the accompanying consolidated financial statements as if they had been made at the inception of the Company. See Note 9.

Shares issued and options granted under the Company’s 1998 Stock Plan and its 2003 Stock Plan were not exempt from registration or qualification under federal and state securities laws and the Company did not obtain the required registrations or qualifications. Shares issued and options granted under the Company’s 2003 Stock Plan (No. 2) and its 2003 Stock Plan (No. 3) were not exempt from registration or qualification under federal securities laws and the Company did not obtain the required registrations or qualifications. As a result, the Company intends to make a rescission offer to the holders of these shares and options beginning approximately 30 days after the effective date of this registration statement. If this rescission is accepted, the Company could be required to make aggregate payments to the holders of these shares and options of up to $34 million plus statutory interest. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject the rescission offer, the Company may continue to be liable under federal and state securities laws for up to an aggregate amount of approximately $34 million plus statutory interest. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial position.

Note Receivable from Stockholder/Officer

In April 2004, the Company’s Chief Executive Officer fully repaid the principal and accrued interest due under a full recourse promissory note. See Note 9.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee.

Amount to be Paid
SEC registration fee		$344,406.31
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The registrant also maintains director and officer liability insurance.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by the registrant since January 1, 2001.

1.	In January 2001, the registrant sold 9,000 shares of Series C preferred stock for cash consideration of $21,083 to an accredited investor.

2.	In January 2001, the registrant issued 30,000 shares of Class B common stock in consideration for consulting services valued at $9,000.

3.	Between February 2001 and February 2003, the registrant issued 446,000 shares of common stock as consideration for four acquisitions, with an aggregate value of $133,800.

4.	In July 2001, the registrant sold 426,892 shares of Series C preferred stock for cash consideration of $999,995 to an accredited investor.

5.	In April 2003, the registrant issued 1,945,226 shares of common stock as consideration for two acquisitions, with an aggregate value of $3,890,452.

6.	In September 2003, the registrant issued 254,994 shares of common stock as consideration for an acquisition, with an aggregate value of $1,784,958.

7.	Since January 2001, the registrant has issued to directors, officers, employees and consultants options to purchase 62,650,597 of shares common stock with per share exercise prices ranging from $0.30 to $35, and has issued 46,747,427 shares of common stock upon exercise of such options.

8.	Since January 2001, we issued warrants to purchase shares of our capital stock to the following investors:

•	From June 2001 through June 2002, we issued to accredited investors warrants to purchase an aggregate of 179,956 shares of Series C preferred stock for an aggregate exercise price of $421,547.

•	In July 2001, we issued to an accredited investor a warrant to purchase 1,194,308 shares of Class B common stock for an aggregate exercise price of $358,292.

•	In May 2002, we issued to an accredited investor a warrant to purchase 7,437,452 shares of Series D preferred stock for an aggregate exercise price of $21,642,985.

Except as noted below, the issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sale of these securities were made without general solicitation or advertising.

The issuances described in paragraph 8 above were not made pursuant to a registration statement under the Securities Act, nor were the offer and sale registered or qualified under any state securities laws. Additionally, these issuances include the issuance of 37,100,513 options and 23,019,323 shares that may not have been exempt from either registration under the Securities Act or qualification under state securities laws. Consequently, recipients of the options and purchasers of the shares for which registration or qualification may have been required may have the right under the Securities Act or state securities laws to rescind their purchases and they may be entitled to return these shares to us and receive back from us the full consideration paid for the shares, which aggregates approximately $[34 million] plus interest. We expect to commence a rescission offer to the holders of these options and shares in connection with our initial public offering. There are no assurances that we will not be subject to penalties or fines relating to these issuances. We believe our anticipated rescission offer could provide us with additional meritorious defenses against any future claims relating to these shares.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement

2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1*	Form of Second Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the closing of the offering

3.02	Bylaws of Registrant

3.02.1*	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of the offering

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

4.02*	Specimen Class A common stock certificate

4.03*	Specimen Class B common stock certificate

5.01*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2), and form of stock option agreement

10.07	2003 Stock Plan (No. 3), and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.

Exhibit Number	Exhibit Title
10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

10.13*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.14*	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

23.01	Consent of Ernst & Young LLP, independent auditors

23.02	Consent of Ernst & Young LLP, independent auditors

23.03*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01)

24.01	Power of Attorney (see page II-6 to this Form S-1)

99.1	Significant subsidiary financial statements of Applied Semantics, Inc.

99.3	Unaudited Pro Forma Combined Consolidated Financial Information

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

The following schedule required to be filed by Item 16(b) is contained on page      of this Report:

Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2003.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on the 29th day of April, 2004.

GOOGLE INC.

By:	/s/ ERIC E. SCHMIDT
Eric E. Schmidt

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric E. Schmidt and George Reyes, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ERIC E. SCHMIDT Eric E. Schmidt	Chairman of the Executive Committee and Chief Executive Officer (Principal Executive Officer)	April 29, 2004

/s/ GEORGE REYES George Reyes	Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2004

/s/ SERGEY BRIN Sergey Brin	President of Technology, Assistant Secretary and Director	April 29, 2004

/s/ LARRY PAGE Larry Page	President of Products, Assistant Secretary and Director	April 29, 2004

/s/ L. JOHN DOERR L. John Doerr	Director	April 29, 2004

John L. Hennessy	Director

Arthur D. Levinson	Director

Signature	Title	Date

/s/ MICHAEL MORITZ Michael Moritz	Director	April 29, 2004

Paul S. Otellini	Director

/s/ K. RAM SHRIRAM K. Ram Shriram	Director	April 29, 2004

Schedule II—Valuation and Qualifying Accounts

Allowance for doubtful accounts and sales credits	Balance at Beginning of Year	Charged to Expenses/ against Revenue	Write-Offs Net of Recoveries	Balance at End of Year
	(in thousands)
Year ended December 31, 2001	$437	$2,065	$(942)	$1,560
Year ended December 31, 2002	$1,560	$7,024	$(6,287)	$2,297
Year ended December 31, 2003	$2,297	$6,106	$(3,733)	$4,670

Note:	Additions to the allowance for doubtful accounts are charged to expense. Additions to the allowance for sales credits are charged against revenues.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement

2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1*	Form of Second Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the closing of the offering

3.02	Bylaws of Registrant

3.02.1*	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of the offering

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

4.02*	Specimen Class A common stock certificate

4.03*	Specimen Class B common stock certificate

5.01*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2), and form of stock option agreement

10.07	2003 Stock Plan (No. 3), and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.

10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

10.13*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.14*	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

Exhibit Number	Exhibit Title
23.01	Consent of Ernst & Young LLP, independent auditors

23.02	Consent of Ernst & Young LLP, independent auditors

23.03*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01)

24.01	Power of Attorney (see page II-6 to this Form S-1)

99.1	Significant subsidiary financial statements of Applied Semantics, Inc.

99.3	Unaudited Pro Forma Combined Consolidated Financial Information

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.